                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  OFFER DOCUMENT
                                --------------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED IMMEDIATELY TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FORM OF ACCEPTANCE.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR PERPETUAL SHARES, PLEASE SEND THIS DOCUMENT, THE ACCOMPANYING FORM OF ACCEPTANCE AND REPLY-PAID ENVELOPE AS SOON AS POSSIBLE TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE. SUCH DOCUMENTS SHOULD NOT, HOWEVER, BE FORWARDED OR TRANSMITTED IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Salomon Brothers International Limited, (trading as Schroder Salomon Smith Barney) which is regulated in the UK by The Securities and Futures Authority Limited, is acting for AMVESCAP and no one else in connection with the Offer and will not be responsible to anyone other than AMVESCAP for providing the protections afforded to customers of Schroder Salomon Smith Barney or for providing advice in relation to the Offer.

De Guardiola Advisors, Inc. is acting for AMVESCAP and no one else in connection with the Offer and will not be responsible to anyone other than AMVESCAP for providing advice in relation to the Offer.

Merrill Lynch International, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Perpetual and no one else in connection with the Offer and will not be responsible to anyone other than Perpetual for providing the protections afforded to customers of Merrill Lynch International or for providing advice in relation to the Offer.

Cazenove & Co., who are regulated in the UK by The Securities and Futures Authority Limited, are acting for Perpetual and no one else in connection with the Offer and will not be responsible to anyone other than Perpetual for providing the protections afforded to customers of Cazenove & Co. or for providing advice in relation to the Offer.


--------------------------------------------------------------------------------

                        RECOMMENDED CASH AND SHARE OFFER
                                       BY
                          SCHRODER SALOMON SMITH BARNEY
                                  ON BEHALF OF

                                  AMVESCAP PLC

               TO ACQUIRE THE WHOLE OF THE ISSUED SHARE CAPITAL OF
                                  PERPETUAL PLC

--------------------------------------------------------------------------------

COMPLETED FORMS OF ACCEPTANCE SHOULD BE RETURNED BY POST IN THE ENCLOSED REPLY PAID ENVELOPE OR DELIVERED BY HAND TO CAPITA IRG PLC, NEW ISSUES DEPARTMENT, BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TH OR DELIVERED BY HAND ONLY (DURING NORMAL BUSINESS HOURS) TO CAPITA IRG PLC, GUILDHALL HOUSE, 81-87 GRESHAM STREET, LONDON EC2 AS SOON AS POSSIBLE BUT, IN ANY EVENT, SO AS TO BE RECEIVED NOT LATER THAN 3.00 P.M. (LONDON TIME) ON 23 NOVEMBER 2000. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT IN PARAGRAPH 12 OF THE LETTER FROM SCHRODER SALOMON SMITH BARNEY ON PAGES 12 TO 15 OF THIS DOCUMENT AND IN THE FORM OF ACCEPTANCE.

A letter of recommendation from the Chairman of Perpetual is set out on pages 3 to 5 of this document.

The Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan and this document and the Form of Acceptance are not being, and must not be, mailed, forwarded, transmitted or otherwise distributed or sent in or into the United States, Canada, Australia or Japan.

The new AMVESCAP Shares and the Loan Notes have not been, and will not be, registered under the Securities Act or any US state securities laws or any relevant securities laws of Canada. Further, no prospectus in relation to the new AMVESCAP Shares and/or the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission nor have any steps been taken to enable the new AMVESCAP Shares and/or the Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan. Accordingly, the new AMVESCAP Shares and the Loan Notes must not be offered, sold or delivered, directly or indirectly in or into the United States, Canada, Australia or Japan, or to or for the account or benefit of, US persons or to persons resident in Canada, Australia or Japan. Any person (including nominees, trustees and custodians) who would, or intends to, forward this document and/or the accompanying Form of Acceptance to any jurisdiction outside the United Kingdom should read the further details in this regard which are contained in paragraph 6(b) of Part B of Appendix I to this document before taking any action.

                                    CONTENTS


                                                                                                             PAGE
PART I

Letter from the Chairman of Perpetual                                                                           3

PART II

Letter from Schroder Salomon Smith Barney                                                                       6

1.   Introduction                                                                                               6

2.   Details of the Offer                                                                                       6

3.   Loan Note Alternative                                                                                      7

4.   Background to and reasons for the Offer                                                                    8

5.   Financial effects on AMVESCAP                                                                              8

6.   Information relating to AMVESCAP                                                                           8

7.   Information relating to Perpetual                                                                          8

8.   Management and employees                                                                                   9

9.   Perpetual Share Option Schemes                                                                             9

10.  UK taxation                                                                                                9

11.  Overseas shareholders                                                                                     12

12.  Procedure for acceptance of the Offer                                                                     12

13.  Listing, settlement and dealings                                                                          15

14.  Further information                                                                                       16

15.  Action to be taken                                                                                        17

APPENDICES

I    Conditions and further terms of the Offer                                                                 18
     Part A Conditions of the Offer                                                                            18
     Part B Further terms of the Offer and the Loan Note Alternative                                           23
     Part C Form of Acceptance                                                                                 32

II   Details of the Loan Notes                                                                                 36

III  Financial and other information relating to AMVESCAP                                                      39
     Part A Results for the period ended 30 September 2000                                                     40
     Part B Financial information extracted from the audited financial statements of
          AMVESCAP for the three financial years ended 31 December 1999                                        44

IV   Financial and other information relating to Perpetual                                                     62

     Part A Interim results for the period ended 31 March 2000                                                 63

     Part B Financial information extracted from the audited financial statements of
               Perpetual for the three financial years ended 30 September 1999                                 70

     Part C Preliminary announcement of the financial results of Perpetual for the year
               ended 30 September 2000                                                                         89

V    Additional information                                                                                   100

VI   Definitions                                                                                              123

             LETTER OF RECOMMENDATION FROM THE CHAIRMAN OF PERPETUAL


[PERPETUAL LOGO]
                                                                  Perpetual Park
                                                            Perpetual Park Drive
                                                                Henley-on-Thames
                                                                     Oxfordshire
                                                                         RG9 1HH
                                    (Registered in England under number 1101042)

                                                                 2 November 2000

To Perpetual Shareholders and, for information only, to participants in Perpetual Share Option Schemes

Dear Shareholder,

                 RECOMMENDED CASH AND SHARE OFFER FOR PERPETUAL

1.       INTRODUCTION

It was announced on 19 October 2000 that agreement had been reached between your board and the board of AMVESCAP on the terms of a recommended cash and share offer for Perpetual. I am writing to you to explain the background to the Offer and the reasons why Perpetual's directors are unanimously recommending that you accept it. The formal Offer is set out in the letter from Schroder Salomon Smith Barney on pages 6 to 17 of this document.

2.       TERMS OF THE OFFER

The Offer is being made on the following basis:

   FOR EACH PERPETUAL SHARE    TWO NEW AMVESCAP SHARES AND (pound)10 IN CASH

In addition, on 19 October 2000, Perpetual declared a second interim dividend of 43p (net) per Perpetual Share in respect of the year ended 30 September 2000, to replace a final dividend. Acceptance of the Offer will not prevent Perpetual Shareholders from receiving and retaining this second interim dividend, which is payable on 24 November 2000 to Perpetual Shareholders on the register on 3 November 2000.

At the close of business on 18 October 2000, the day before the Offer was announced, the Offer valued each Perpetual Share at approximately (pound)35.80 and the whole of the issued share capital of Perpetual at approximately (pound)1.05 billion, based on the closing middle market quotation of an AMVESCAP Share. At the close of business on 1 November 2000, the day before this Offer document was published, based on the closing middle market quotation of an AMVESCAP Share, the offer of two new AMVESCAP Shares and (pound)10 in cash valued each Perpetual Share at (pound)43.10 and valued the whole of the issued share capital of Perpetual at approximately (pound)1.26 billion.

Perpetual Shareholders, other than US persons and certain overseas shareholders, may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer but not in respect of the second interim dividend. The Loan Note Alternative is described more fully on page 7 and in Appendix II to this document.

3.       BACKGROUND TO AND REASONS FOR PERPETUAL'S RECOMMENDATION OF THE OFFER

Since its establishment 26 years ago, Perpetual has evolved from a small portfolio manager into a large and widely respected asset manager with some 800 employees and a significant market share in the authorised unit trust industry. Many people have contributed to the success we enjoy today. It has been an exciting and rewarding period but not always without its setbacks and the objective of maintaining momentum and increasing profits has become more challenging.

On 30 May 2000, your Board announced that it had decided to conduct a review of its strategic options following a number of approaches it had received and in the light of the rapid pace of consolidation occurring in the financial services sector as well as the significant challenges that the asset management industry faces in the next few years.

During the course of this review, the board recognised the success that the company had achieved as an independent, focused asset management company:

o Outstanding long-term investment record across a range of asset classes and regions

o Highly developed operational processes and systems that underpinned the company's reputation for administrative excellence and efficiency

o        One of the most widely recognised retail financial brands in the UK

o        Strong relationships with the very important IFA distribution channel.

However, the need to compete effectively in a rapidly changing marketplace in the UK as well as the opportunities for developing Perpetual's business overseas, into Europe in particular, persuaded the board that the company would be better placed to meet these challenges with the support of a larger financial organisation which had significant global marketing and distribution capabilities.

It was against this background that your board concluded that the offer from AMVESCAP, a financial institution focused solely on investment management services, represents both the full value of Perpetual and the best option for the future development of Perpetual's business, benefiting its customers, employees and shareholders.

4.       MANAGEMENT AND EMPLOYEES

The combination of Perpetual with AMVESCAP will produce a leading UK retail asset management business which will offer enhanced career opportunities for Perpetual's staff and management. AMVESCAP has stated that the Henley facilities will provide the operational capacity its expansion requires. In addition, AMVESCAP has stated that it attaches great importance to key employees of Perpetual continuing to have appropriate performance-related incentives to ensure that the combined business maintains a successful team for its future growth and development.

AMVESCAP has given assurances to Perpetual that the employment rights of Perpetual's employees, including the pension entitlements, will be fully safeguarded.

5.       PERPETUAL SHARE OPTION SCHEMES

The Offer will extend to Perpetual Shares issued or unconditionally allotted upon the exercise of options under the Perpetual Share Option Schemes whilst the Offer remains open for acceptance (or at such earlier date as AMVESCAP may decide, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the first closing date of the Offer). To the extent that such options are not exercised, AMVESCAP will make appropriate proposals to participants in the Perpetual Share Option Schemes in due course.

6.       ACTION TO BE TAKEN TO ACCEPT THE OFFER

Your attention is drawn to pages 12 to 15 of this document, which set out the procedures for acceptance of the Offer.

In order to accept the Offer, you should complete and return the accompanying Form of Acceptance, whether or not your Perpetual Shares are in CREST, in accordance with the instructions printed on it as soon as possible and in any event so as to be received by no later than 3.00 pm on 23 November 2000. A reply-paid envelope is enclosed for your use if you are posting your documents in the United Kingdom.

7.       PRELIMINARY RESULTS

Perpetual's unaudited preliminary results for the year ended 30 September 2000 were announced on 1 November 2000.

I was pleased to report in this announcement that pre-tax profits for the year ended 30 September 2000 were (pound)72.7 million, which re-establishes profits at the level achieved in 1998. Assets under management increased during the period under review from (pound)10.9 billion to (pound)11.8 billion. For the calendar year to date, Perpetual has experienced improved investment performance and, in particular, Perpetual's UK funds have performed strongly with the key UK PEP/ISA funds achieving top decile performance against relevant peer groups. In the year ahead, we expect to benefit from our improved investment performance and growing pension sales.

The full text of this preliminary announcement is set out in Part C of Appendix IV of this document.

8.       RECOMMENDATION

THE DIRECTORS OF PERPETUAL, WHO HAVE BEEN SO ADVISED BY MERRILL LYNCH AND CAZENOVE, CONSIDER THE TERMS OF THE OFFER TO BE FAIR AND REASONABLE. IN PROVIDING THEIR ADVICE, MERRILL LYNCH AND CAZENOVE HAVE TAKEN INTO ACCOUNT THE PERPETUAL DIRECTORS' COMMERCIAL ASSESSMENTS. ACCORDINGLY, THE DIRECTORS OF PERPETUAL UNANIMOUSLY RECOMMEND PERPETUAL SHAREHOLDERS TO ACCEPT THE OFFER, AS THEY HAVE IRREVOCABLY UNDERTAKEN TO DO IN RESPECT OF THEIR OWN BENEFICIAL HOLDINGS, AMOUNTING, IN AGGREGATE, TO 4,104,757 PERPETUAL SHARES, REPRESENTING 14 PER CENT. OF PERPETUAL'S EXISTING ISSUED SHARE CAPITAL.

Yours sincerely,

MARTYN ARBIB
CHAIRMAN

                    LETTER FROM SCHRODER SALOMON SMITH BARNEY



                   [SCHRODER SALOMON SMITH BARNEY LETTERHEAD]


                                                                 2 November 2000

To Perpetual Shareholders and, for information only, to participants in Perpetual Share Option Schemes

Dear Shareholder,

                 RECOMMENDED CASH AND SHARE OFFER FOR PERPETUAL

1.       INTRODUCTION

The boards of AMVESCAP and Perpetual announced on 19 October 2000 that they had reached agreement on the terms of a recommended cash and share offer, to be made by Schroder Salomon Smith Barney on behalf of AMVESCAP, for the whole of the issued and to be issued share capital of Perpetual. This letter, Appendix I of this document and the accompanying Form of Acceptance contain the formal terms of the Offer and set out the procedure for acceptance.

The Offer comprises two new AMVESCAP Shares and (pound)10 in cash for every Perpetual Share, valuing each Perpetual Share at approximately (pound)35.80 and the whole of the issued share capital of Perpetual at approximately (pound)1.05 billion based on the closing middle market quotation of an AMVESCAP Share at the close of business on 18 October 2000. At the close of business on 1 November 2000, the day before this Offer Document was published, based on the closing middle market quotation of an AMVESCAP Share the offer of two new AMVESCAP Shares and (pound)10 in cash valued each Perpetual Share at (pound)43.10 and valued the whole of the existing issued share capital of Perpetual at approximately (pound)1.26 billion.

Irrevocable undertakings to accept the Offer have been received from:

o all of the directors of Perpetual who hold Perpetual Shares in respect of 4,104,757 Perpetual Shares in aggregate; and

o the trustees of the Martyn Arbib 1979 Settlement in respect of 8,236,762 Perpetual Shares in aggregate.

These represent approximately 42 per cent. of the issued share capital of Perpetual.

The irrevocable undertakings will continue to be binding in the event that a competing offer is made for Perpetual. Further details of the irrevocable undertakings are set out in paragraph 3a(iv) of Appendix V.

Your attention is drawn to the letter from the Chairman of Perpetual, set out on pages 3 to 5 of this document, in which it is stated that the directors of Perpetual consider the terms of the Offer to be fair and reasonable. The directors of Perpetual have unanimously recommended Perpetual Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own holdings of Perpetual Shares.

2.       DETAILS OF THE OFFER

The Offer is hereby made on the following basis:

   FOR EACH PERPETUAL SHARE     TWO NEW AMVESCAP SHARES AND (pound)10 IN CASH

In addition, on 19 october 2000, perpetual declared a second interim dividend of 43p (net) per perpetual share in respect of the year ended 30 september 2000, to replace a final dividend. Acceptance of the offer will not prevent perpetual shareholders from receiving and retaining this second interim dividend, which is payable on 24 november 2000 to perpetual shareholders on the register on 3 November 2000.

Assuming full acceptance of the Offer, no election for the Loan Note Alternative and full exercise of options under the Perpetual Share Option Schemes, the Offer will result in the issue of approximately 62 million new AMVESCAP Shares and the payment of approximately (pound)309 million in cash.

Perpetual Shareholders (other than US persons and certain overseas shareholders) who wish to receive some or all of their entitlement to cash in the form of Loan Notes may elect to do so under the Loan Note Alternative, which is described in paragraph 3 below.

The new AMVESCAP Shares will be issued credited as fully paid and free from all liens, equities, charges, encumbrances and other interests, and will rank pari passu in all respects with existing AMVESCAP Shares including the right to receive dividends and other distributions declared by the directors of AMVESCAP. The first dividend in which holders of such shares will be eligible to participate will be the AMVESCAP final dividend for the year ended 31 December 2000.

The Perpetual Shares which are the subject of the Offer will be acquired by AMVESCAP fully paid and free from all liens, charges, equitable interests, encumbrances and other interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions declared hereafter, other than the right to Perpetual's second interim dividend declared on 19 October 2000 of 43 pence (net) for each Perpetual Share which is payable on 24 November 2000 to Perpetual Shareholders on the register on 3 November 2000.

The Offer is subject to the conditions and further terms set out in Appendix I of this document and the Form of Acceptance.

If acceptances in respect of 90 per cent. of Perpetual Shares are received under the Offer, AMVESCAP intends to apply the provisions of Sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Perpetual Shares.

3.       LOAN NOTE ALTERNATIVE

As an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Offer, Perpetual Shareholders who validly accept the Offer, other than US persons and certain overseas shareholders, may elect to receive Loan Notes to be issued by AMVESCAP instead of some or all of the cash consideration which would otherwise be receivable under the Offer on the following basis:

   FOR EVERY (pound)1 OF CASH CONSIDERATION    (pound)1 NOMINAL OF LOAN NOTES

The loan notes will be issued, credited as fully paid, in integral multiples of (pound)1 in nominal amount and will be registered and transferable in minimum amounts of (pound)1000 or integral multiples thereof.

The Loan Notes will be constituted by the Loan Note Instrument executed as a deed by AMVESCAP. The Loan Note Alternative is conditional upon the Offer becoming or being declared unconditional in all respects and will remain open for so long as the Offer remains open for acceptance.

The Loan Notes will bear interest (from and including the date the Offer becomes wholly unconditional), payable six monthly in arrears on 30 October and 30 April, at the rate per annum calculated by AMVESCAP to be six month LIBOR less
0.5 per cent. The first interest payment date will be 30 October 2001 in respect of the period from and including the date that the Offer becomes wholly unconditional up to and including 30 October 2001. Holders of Loan Notes will have the right to redeem their Loan Notes, in whole or in part, on 30 October 2001 and at six-monthly intervals, on interest payment dates, thereafter. Unless previously redeemed or purchased, the Loan Notes will be repaid in full at par on 30 October 2005 together with accrued interest (subject to any requirement to deduct tax therefrom).

The Loan Notes can be redeemed by AMVESCAP on any interest payment date prior to 30 October 2005 provided AMVESCAP has given not less than 30 days prior notice in writing if, at any time, the principal amount outstanding of all Loan Notes is less than (pound)5 million.

The Loan Notes will be transferable, but no application is intended to be made for the Loan Notes to be listed or dealt on any stock exchange. Schroder Salomon Smith Barney has advised that, based on market conditions, on 1 November 2000 (the last business day prior to publication of this document), in its opinion, the value of the Loan Notes, if they had been issued at that date, would have been not less than 98p per (pound)1 of nominal value.

Further details of the Loan Note Instrument and the Loan Notes are set out in Appendix II of this document.

4.       BACKGROUND TO AND REASONS FOR THE OFFER

The transaction combines AMVESCAP's rapidly growing UK business with Perpetual, one of the UK's most respected retail fund managers with funds under management of (pound)11.8 billion as of 30 September 2000, to create a leading player in one of the world's major investment markets.

The directors of AMVESCAP believe that the transaction creates a leading player in the UK retail market, with a powerful platform for growth.

The UK is a key investment market offering strong growth prospects for asset managers with the size and range of products necessary to succeed. The combination of Perpetual with AMVESCAP will have the scale and depth of resource to sustain industry leading investment management, brand and customer service capabilities.

Perpetual's Henley facilities will provide the additional operational capacity required by AMVESCAP's rapidly growing UK business.

5.       FINANCIAL EFFECTS ON AMVESCAP

It is anticipated that the acquisition of Perpetual will be accretive to AMVESCAP's earnings per share in the first year of operations.

Nothing in this document should be construed as a profit forecast or be interpreted to mean that the future earnings per share of the enlarged AMVESCAP Group will necessarily be greater than the historic published earnings per share of AMVESCAP.

6.       INFORMATION RELATING TO AMVESCAP

AMVESCAP is one of the world's largest independent investment management complexes, with US$414.4 billion of assets under management at 30 September 2000, operating under the AIM and INVESCO brand names. AMVESCAP provides its clients with a broad array of domestic, foreign and global investment products and has a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. AMVESCAP's business is focused entirely on investment management. AMVESCAP is organised into four operating groups:

o Managed Products Group which manages and distributes the AIM and INVESCO families of funds in North America;

o U.S. Institutional Group which manages portfolios for institutional investors in the United States;

o Global Group which conducts operations outside North America, including retail and institutional investment management and related marketing activities primarily in Europe and Asia; and

o Retirement and Benefit Services Group which develops, markets, manages and provides administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

For the year ended 31 December 1999, AMVESCAP recorded net revenue of (pound)1,072.4 million (1998: (pound)802.2 million) and operating profit of (pound)316.0 million (1998: (pound)187.5 million). Details of the results for the year ended 31 December 1999 are set out in Part B of Appendix III of this document.

On 19 October 2000, AMVESCAP announced record third quarter results. Details of the results for the third quarter are set out in Part A of Appendix III of this document.

7.       INFORMATION RELATING TO PERPETUAL

At 30 September 2000, Perpetual had (pound)11.8 billion assets under management invested through a range of savings and investment products, which include unit trusts, investment trusts and pensions. Perpetual also offers its unit trusts and investment trusts tax-efficiently both through individual savings accounts
(ISAs), and through transferring existing general Personal Equity Plans (PEPs) to funds managed by Perpetual.

On 1 November 2000, Perpetual released its preliminary announcement of financial results for the year ended 30 September 2000, which is set out in Part C of Appendix IV of this document. For the year ended

30 September 2000, Perpetual recorded turnover of (pound)994.3 million (1999:
(pound)1,095.1 million), representing aggregate sales less discounts given to third parties of units in the trust funds under Perpetual's management. For the same period, Perpetual recorded net revenue of (pound)121.5 million (1999 restated: (pound)113.8 million), representing the sum of gross profit, management fees and other operating income, and operating profit of (pound)62.7 million (1999 restated: (pound)57.9 million).

8.       MANAGEMENT AND EMPLOYEES

AMVESCAP has given assurances to the directors of Perpetual that, following the completion of the Offer, the existing employment rights, including pension rights, of the management and employees of Perpetual will be fully safeguarded.

9.       PERPETUAL SHARE OPTION SCHEMES

The Offer will extend to Perpetual Shares issued or unconditionally allotted upon the exercise of options under the Perpetual Share Option Schemes whilst the Offer remains open for acceptance or by such earlier date as AMVESCAP may decide, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the first closing date of the Offer.

To the extent that such options are not exercised, AMVESCAP will make appropriate proposals in due course to Perpetual Option Holders to take effect once the Offer becomes or is declared unconditional in all respects.

10.      UK TAXATION

The following paragraphs, which are intended as a general guide only, are based on current legislation and Inland Revenue practice. They summarise certain limited aspects of the UK taxation treatment of the acceptance of the Offer and election for the Loan Note Alternative, and they relate only to the position of Perpetual Shareholders who hold their Perpetual Shares beneficially as an investment and who are resident or ordinarily resident in the UK for taxation purposes (except insofar as express reference is made to the treatment of non-UK residents). IF YOU ARE IN DOUBT AS TO YOUR TAXATION POSITION OR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER IMMEDIATELY.

(a)      UK TAXATION ON CHARGEABLE GAINS

Liability to UK taxation on chargeable gains will depend on the individual circumstances of each Perpetual Shareholder and on the form of consideration received.

(i)      Cash

         To the extent that a Perpetual Shareholder receives cash under the Offer, that will constitute a disposal, or part disposal, of the relevant Perpetual Shares for the purposes of UK taxation of chargeable gains which may, depending on the Perpetual Shareholder's individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to UK taxation of chargeable gains.

(ii)     New AMVESCAP Shares and Loan Notes

         A Perpetual Shareholder who either alone or together with persons connected with him does not hold more than 5 per cent. of, or of any class of, shares in or debentures of Perpetual will not be treated as having made a disposal of his Perpetual Shares for the purposes of UK taxation on chargeable gains to the extent that he receives new AMVESCAP Shares and/or Loan Notes in exchange for his Perpetual Shares under the Offer and will, to that extent, be treated in the manner described in the following paragraphs.

         Any Perpetual Shareholder who, either alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of Perpetual is advised that an application for clearance has been made to the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the issue of new AMVESCAP Shares and Loan Notes under the Offer. If such clearance is given, any such Perpetual Shareholder will be treated in the manner described in the following paragraphs. The Offer (including the Loan Note Alternative) is not conditional on such clearance being obtained.

         All Perpetual Shareholders

         Any gain or loss which would otherwise have arisen on a disposal of Perpetual Shares by a Perpetual Shareholder in exchange for new AMVESCAP Shares will be "rolled over" into the new AMVESCAP Shares and the new AMVESCAP Shares will be treated as the same asset as the relevant Perpetual Shares acquired at the same time and price as those Perpetual Shares.

         A subsequent disposal of new AMVESCAP Shares may, depending upon individual circumstances, give rise to a liability to tax on chargeable gains. Any chargeable gain or allowable loss arising on the disposal of the new AMVESCAP Shares will be calculated taking into account the original cost to the holder of acquiring the relevant Perpetual Shares and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost in respect of the period of ownership (but, in the case of holders who are not within the charge to UK corporation tax, up to April 1998 only). In addition, for shareholders not within the charge to UK corporation tax, taper relief may be available to reduce the amount of chargeable gain realised on the subsequent disposal.

         Non-corporate Perpetual Shareholders

         The Loan Notes should not be "qualifying corporate bonds" for the purposes of UK taxation on chargeable gains. Accordingly, any gain or loss which would otherwise have arisen on a disposal of Perpetual Shares by an individual or other non-corporate shareholder will be "rolled over" into the Loan Notes and the Loan Notes will be treated as the same asset as the relevant Perpetual Shares acquired at the same time and price as those Perpetual Shares.

         A subsequent disposal of Loan Notes (including redemption) may, depending on individual circumstances, give rise to a liability to tax on chargeable gains. Any chargeable gain or allowable loss on the disposal (including redemption) of the Loan Notes will be calculated taking into account the original cost to the holder of acquiring the relevant Perpetual Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost in respect of the period of ownership of those Perpetual Shares up to April 1998. Thereafter, taper relief may be available to reduce the amount of chargeable gain realised on the subsequent disposal depending on the length of ownership of the Perpetual Shares.

         Corporate Perpetual Shareholders

         For a corporate Perpetual Shareholder (within the charge to UK corporation tax), the Loan Notes should be "qualifying corporate bonds" for the purposes of UK taxation on chargeable gains. Accordingly, any chargeable gain or allowable loss which would have arisen on a disposal of Perpetual Shares at market value at the time of the exchange of the Perpetual Shares for Loan Notes will be "held over" and deemed to accrue on a subsequent disposal (including redemption) of the Loan Notes. No further indexation allowance will be available to a corporate Perpetual Shareholder for the period during which any gain is "held over" in this way.

         Holders of Loan Notes within the charge to UK corporation tax are also referred to paragraph 10(b)(iii) below.

(b)      TAXATION OF DIVIDENDS ON NEW AMVESCAP SHARES

         Under current UK legislation, AMVESCAP will not be required to withhold tax at source when it pays dividends on new AMVESCAP shares.

         An individual AMVESCAP Shareholder who is resident or ordinarily resident in the UK for tax purposes and who receives a dividend from AMVESCAP will be entitled to a tax credit which such holder may set off against his total income tax liability on the dividend. The tax credit will be equal to one-ninth of the dividend received (or 10 per cent. of the aggregate of the dividend received and the related tax credit (the "gross dividend")). A UK resident who is liable to income tax at the lower or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such holder's liability to income tax on the dividend.

         The rate of income tax applied to UK company dividends received by a UK resident individual liable to income tax at the higher rate is currently 32.5 per cent. In the case of a UK individual AMVESCAP Shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

         Although the tax credits attaching to dividends are generally not payable to shareholders, individual AMVESCAP Shareholders who hold their shares in an ISA or PEP will be entitled to recover the tax credit on any dividends received on or before 5 April 2004.

         Subject to certain exceptions, UK resident corporate AMVESCAP Shareholders will not be subject to corporation tax on dividends paid by AMVESCAP.

         Non-UK resident AMVESCAP Shareholders will generally not be able to claim payment from the Inland Revenue for any part of the tax credit attaching to dividends paid by AMVESCAP. An AMVESCAP Shareholder resident outside the UK may also be subject to foreign taxation on dividends under local law.

(c)      TAXATION OF INTEREST ON THE LOAN NOTES

(i)      Withholding tax

         Interest on the Loan Notes will be paid after deduction of UK income tax at a rate which is currently 20 per cent. unless AMVESCAP has been directed by the Inland Revenue, in respect of a particular holding of Loan Notes, to make the payment free of deduction or subject to a reduced rate of deduction by virtue of relief under the provisions of an applicable double taxation treaty. Such a direction will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of the Loan Notes in respect of any tax which AMVESCAP is required to deduct at source. AMVESCAP will not gross up payments of interest on the Loan Notes to compensate for any tax which it is required to deduct at source.

(ii)     Non-corporate holders of Loan Notes

         Subject to the above, the gross amount of the interest on the Loan Notes will form part of the recipient's income for the purposes of UK income tax, credit being allowed for the tax withheld. Individuals who are taxable only at the basic rate or at a rate which is lower than the basic rate will have no further tax to pay in respect of the interest. Individuals who are taxable at the higher rate will have to pay further tax in respect of the interest. In certain cases, holders of Loan Notes may be able to recover an amount in respect of the tax withheld at source from the Inland Revenue. In particular, non-corporate holders of Loan Notes not resident in the UK may be entitled to a repayment of all or any amount so deducted by virtue of relief available under an applicable double taxation treaty.

         The accrued income scheme contained in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988 may apply on the transfer of the Loan Notes by a non-corporate holder.

(iii)    Corporate holders of Loan Notes

         For a holder of Loan Notes within the charge to UK corporation tax all profits, gains and losses in respect of the Loan Notes measured and recognised in accordance with an appropriate accounting method will be taxed or relieved as income. The accrued income scheme will not be applicable to such holders of Loan Notes.

(d)      OTHER DIRECT TAX MATTERS

(i) Special tax provisions may apply to Perpetual Shareholders who have acquired or acquire their Perpetual Shares by exercising options under the Perpetual Share Option Schemes, including provisions imposing a charge to income tax.

(ii) Clearance is being sought from the Inland Revenue under Section 707 of the Income and Corporation Taxes Act 1988 that no notice under Section 703 of that Act should be given in respect of the Offer. The Offer (including the Loan Note Alternative) is not conditional on clearance being obtained.

(e)      STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

(i)      Acceptance of the Offer and/or the Loan Note Alternative

         No stamp duty or SDRT will be payable by Perpetual Shareholders as a result of accepting the Offer and/or the Loan Note Alternative.

(ii)     Loan Notes

         No stamp duty or SDRT will be payable on the issue, transfer or sale of (or an agreement to transfer) Loan Notes.

11.      OVERSEAS SHAREHOLDERS

The new AMVESCAP Shares to be issued pursuant to the Offer have not been and will not be registered under the Securities Act nor under the securities laws of any state of the United States. In addition, no steps have been taken, nor will any be taken, to enable the new AMVESCAP Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the new AMVESCAP Shares has been, or will be, lodged with or registered by the Australian Securities Commission. Accordingly, the new AMVESCAP Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of the United States, Japan, Canada or Australia).

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been and will not be registered under the Securities Act nor under the securities laws of any state in the United States. In addition, no steps have been taken, nor will any be taken, to enable the Loan Notes to be offered in compliance with the applicable security laws in Canada or Japan and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission. Accordingly, the Loan Notes may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of the United States, Canada, Australia or Japan).

Overseas shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position you should consult your professional adviser in the relevant territory.

Further information for overseas shareholders is contained in paragraph 6 of Part B of Appendix I of this document.

12.      PROCEDURE FOR ACCEPTANCE OF THE OFFER

THIS PARAGRAPH SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FORM OF ACCEPTANCE.

You should note that, if you hold Perpetual Shares in both certificated and uncertificated form (that is, in CREST), you should complete separate Forms of Acceptance for each holding. SIMILARLY, YOU SHOULD COMPLETE SEPARATE FORMS OF ACCEPTANCE FOR PERPETUAL SHARES HELD IN UNCERTIFICATED FORM, BUT DIFFERENT MEMBER ACCOUNT IDS, AND FOR PERPETUAL SHARES HELD IN CERTIFICATED FORM BUT UNDER DIFFERENT DESIGNATIONS. ADDITIONAL FORMS OF ACCEPTANCE ARE AVAILABLE FROM CAPITA IRG PLC, NEW ISSUES DEPARTMENT, BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TH (TELEPHONE NUMBER: 020 8639 2083).

To accept the Offer the Form of Acceptance must be returned, whether or not your Perpetual Shares are in CREST. The duly completed and signed Form of Acceptance, together, if your Perpetual Shares are in certificated form, with the relevant share certificate(s) for your Perpetual Shares and/or other document(s) of title, should be returned by post or by hand to Capita IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH (for which a reply paid addressed envelope for use in the UK only is enclosed) or delivered by hand only (during normal business hours) to Capita IRG Plc, Guildhall House, 81-87 Gresham Street, London, EC2 as soon as possible, but in any event so as to be received no later than 3.00 p.m. (London time) on 23 November 2000. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

(a)      TO ACCEPT THE OFFER AND/OR ELECT FOR THE LOAN NOTE ALTERNATIVE

(i)      To accept the Offer

To accept the Offer and receive new AMVESCAP Shares and cash in respect of all or any of your Perpetual Shares, you must complete Boxes 1 and 4 (and, if your Perpetual Shares are in CREST, also Box 5 -- see paragraph (d) below) and sign Box 3 of the enclosed Form of Acceptance in accordance with the instructions printed thereon. You must also complete Boxes 2, 5, 6 and 7 if they are relevant.

(ii)     To elect for the Loan Note Alternative

To elect for the Loan Note Alternative in respect of some or all of your Perpetual Shares, you must complete the Form of Acceptance as set out in (i) above and in addition complete Box 2. The number in Box 2 will indicate the cash to which you would otherwise be entitled under the Offer in respect of which you wish to receive Loan Notes instead. You should note that if you wish to receive Loan Notes instead of all or part of the cash to which you are entitled under the Offer, you should complete Box 1 and then write in Box 2 the amount of cash consideration for which you wish to elect to receive Loan Notes rather than the cash to which you are entitled under the Offer.

IN ALL CASES YOU MUST SIGN BOX 3 OF THE ACCOMPANYING FORM OF ACCEPTANCE IN THE PRESENCE OF A WITNESS, WHO SHOULD ALSO SIGN IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON.

(b)      PERPETUAL SHARES IN CERTIFICATED FORM (THAT IS, NOT IN CREST)

If your Perpetual Shares are in certificated form, the completed, signed and witnessed Form of Acceptance and your share certificate(s) and/or other document(s) of title should be returned by post or by hand to Capita IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH (for which a reply paid addressed envelope for use in the UK only is enclosed) or delivered by hand only (during normal business hours) to CAPITA IRG Plc, GUILDHALL HOUSE, 81-87 GRESHAM STREET, LONDON, EC2 AS SOON AS POSSIBLE BUT, IN ANY EVENT, SO AS TO BE RECEIVED NOT LATER THAN 3.00 P.M. (LONDON TIME) ON 23 NOVEMBER 2000. NO ACKNOWLEDGEMENT OF RECEIPT OF DOCUMENTS WILL BE GIVEN. The instructions printed on the Form of Acceptance are deemed to form part of the terms of the Offer. Any Form of Acceptance received in an envelope postmarked in the United States, Canada, Australia or Japan or otherwise appearing to Schroder Salomon Smith Barney or its agents to have been sent from the United States, Canada, Australia or Japan will not constitute a valid acceptance of the Offer.

(c)      SHARE CERTIFICATES NOT READILY AVAILABLE OR LOST

If your Perpetual Shares are in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the relevant Form of Acceptance should nevertheless be completed, signed and returned as stated in paragraph (b) above so as to be received not later than
3.00 p.m. (London time) on 23 November 2000 and the share certificate(s) and/or other document(s) of title forwarded as soon as possible thereafter. The completed Form of Acceptance, together with any shares certificate(s) and/or other document(s) of title that you may have available, should be lodged with Capita IRG Plc at either of the addresses set out in paragraph (b) above, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. No acknowledgement of receipt of documents will be given. In the case of loss, you should then write to Perpetual's registrars, Computershare Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh, EH11 4BR to request a letter of indemnity for lost share certificates and/or other documents of title which, when completed in accordance with the instruction given, should be returned by post or by hand (during normal business hours) to Capita IRG Plc at either of the addresses set out in paragraph (b) above.

(d)      PERPETUAL SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

If your Perpetual Shares are in uncertificated form, you should insert in Box 5 of the accompanying Form of Acceptance the participant ID and member account ID under which such Perpetual Shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described in (a)(i) above. In addition, you should take (or procure to be taken) the action set out below to transfer the Perpetual Shares in respect of which you wish to accept the Offer to an escrow balance (i.e. a TTE instruction) specifying Capita IRG Plc (in its capacity as a CREST Participant under its participant ID referred to below) as the escrow agent, as soon as possible AND IN ANY EVENT SO THAT THE TRANSFER TO ESCROW SETTLES NOT LATER THAN 3.00 P.M. (LONDON TIME) ON 23 NOVEMBER 2000.

IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD REFER TO YOUR CREST SPONSOR BEFORE TAKING ANY ACTION. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Perpetual Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Perpetual Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo, which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

(i)      the number of Perpetual Shares to be transferred to an escrow balance;

(ii) your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 5 of the Form of Acceptance;

(iii) your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 5 of the Form of Acceptance;

(iv) the participant ID of the escrow agent, Capita IRG Plc, in its capacity as a CREST Receiving Agent. This is RA10;

(v) the member account ID of the escrow agent, Capita IRG Plc. This is AMVESCAP;

(vi) the Form of Acceptance reference number. This is the reference number that appears next to Box 5 on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Capita IRG Plc to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

(vii) the intended settlement date. This should be as soon as possible and in any event not later than 3.00 p.m. (London time) on 23 November 2000;

(viii)   the Corporate Action ISIN which is GB0006823891;

(ix) the Corporate Action Number. This is allocated by CRESTCo and can be found by viewing the relevant Corporate Action details in CREST; and

(x)      the Delivery Instruction with a priority of 80.

After settlement of the TTE instruction, you will not be able to access the Perpetual Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, Capita IRG Plc, as the escrow agent, will transfer the Perpetual Shares concerned to itself.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one TTE.

If no Form of Acceptance reference number, or any incorrect Form of Acceptance reference number, is included on the TTE instruction, AMVESCAP may treat any number of Perpetual Shares transferred to an escrow balance in favour of Capita IRG Plc, as the escrow agent, specified above from the participant ID and member account ID identified in the TTE instructions as relating to any Form of Acceptance which relates to the same member account ID and participant ID (up to the number of Perpetual Shares inserted or deemed to be inserted on the Form of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Perpetual Shares to settle prior to 3.00 p.m. (London time) on 23 November 2000. In this regard, you are referred to those sections of the CREST Manual which deal with the practical limitations of the CREST system and timings.

AMVESCAP will make an appropriate announcement if any of the details contained in this paragraph (d) alter for any reason.

(e) DEPOSITS OF PERPETUAL SHARES INTO, AND WITHDRAWALS OF PERPETUAL SHARES FROM, CREST

Normal CREST procedures (including timings) apply in relation to any Perpetual Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Perpetual Shares or otherwise). Holders of Perpetual Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Perpetual Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) PRIOR TO 3.00 P.M. (LONDON
TIME) ON 23 NOVEMBER 2000.

(f)      VALIDITY OF ACCEPTANCE

Without prejudice to Parts B and C of Appendix I of this document, AMVESCAP reserves the right (subject to the City Code) to treat as valid in whole or in part any acceptance of the Offer which is not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE instruction (as applicable) or otherwise is not entirely in order. In that event, the consideration under the Offer will not be despatched (in the manner described in paragraph 13 below) until after the relevant share certificate(s) and/or other document(s) of title, or indemnities satisfactory to Schroder Salomon Smith Barney in lieu thereof, has/have been received or (as applicable) the relevant TTE instruction has been settled.

(g)      OVERSEAS SHAREHOLDERS

The attention of Perpetual Shareholders who are citizens, nationals or residents of jurisdictions outside the UK (and any person, including without limitation, any custodian, nominee or trustee, who may have an obligation to forward any document in connection with the Offer outside the UK) is drawn to paragraph 6 of Part B and to Part C of Appendix I of this document and to the relevant provisions of the Form of Acceptance, including Boxes 6 and 7.

IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURE FOR ACCEPTANCE, PLEASE CONTACT CAPITA IRG Plc BY TELEPHONE ON 020 8639 2083. YOU ARE REMINDED THAT IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD CONTACT YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.

13.      LISTING, SETTLEMENT AND DEALINGS

(a)      LISTINGS AND DEALINGS

Applications will be made to the UK Listing Authority for the new AMVESCAP Shares to be admitted to the Official List and to the London Stock Exchange for the new AMVESCAP Shares to be admitted to trading on its main markets for listed securities. It is expected that listing will become effective and dealings in the new AMVESCAP Shares will commence on the first dealing day following the day on which the Offer becomes or is declared unconditional in all respects (save only for the admission of the new AMVESCAP Shares to the Official List and to trading on the London Stock Exchange's main markets for listed securities becoming effective). Dealings will be for normal settlement. Pending the issue of definitive share certificates for the new AMVESCAP Shares, transfers will be certified against the register held by Capita IRG Plc. No temporary documents of title in respect of the new AMVESCAP Shares will be issued. The new AMVESCAP Shares will not be available to the public in conjunction with the applications except by way of valid acceptances of the Offer.

(b)      SETTLEMENT

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 6 of Part B of Appendix I of this document in the case of certain overseas shareholders) settlement of the consideration to which any Perpetual Shareholder is entitled under or in consequence of the Offer will be effected (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects, but while it remains open for acceptance, within 14 days of such receipt, in the following manner:

         (i)      Perpetual Shares in uncertificated form (that is, in CREST)

                  Where an acceptance relates to Perpetual Shares in uncertificated form:

                  (A) the new AMVESCAP Shares to which the accepting Perpetual Shareholder is entitled in consequence of the Offer will be issued to such shareholder in uncertificated form. AMVESCAP will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Perpetual Shareholder concerned with such shareholder's entitlement to new AMVESCAP Shares. The stock account concerned will be an account under the same participant ID and member account ID as appears in the Form of Acceptance concerned; and

                  (B) the cash consideration to which the accepting Perpetual Shareholder is entitled will be paid in pounds sterling by means of CREST by AMVESCAP procuring the creation of an assured payment obligation in favour of the accepting Perpetual Shareholder's payment bank in respect of the cash consideration due, in accordance with CREST assured payment arrangements.

                  AMVESCAP reserves the right to settle all or any part of the consideration, for all or any accepting Perpetual Shareholders, in the manner referred to in paragraph (ii) below, if for any reason it wishes to do so.

         (ii)     Perpetual Shares in certificated form

                  Where an acceptance relates to Perpetual Shares in certificated form, the new AMVESCAP Shares to which the accepting Perpetual Shareholder becomes entitled in consequence of the Offer will be issued to such shareholder in certificated form. Definitive certificates for the new AMVESCAP Shares and cheques for the appropriate amount of cash due will be despatched by first class post (or by such other method as may be approved by the Panel) to accepting Perpetual Shareholders or their appointed agents (but not in or into the United States, Canada, Australia or Japan). All such cash payments will be made in pounds sterling by cheque drawn on a UK clearing bank.

         (iii)    General

                  If the Offer does not become or is not declared unconditional in all respects (i) in the case of Perpetual Shares held in certificated form, share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address (outside the United States, Canada, Australia and Japan) is set out in Box 4 or 7 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address (outside the United States, Canada, Australia and Japan) and
                  (ii) in the case of Perpetual Shares held in uncertificated form, Capita IRG Plc will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days after the Offer lapsing, as the Panel may approve), give TFE instructions to CRESTCo to transfer all Perpetual Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of Perpetual Shareholders concerned. All documents and remittances sent by, to or from Perpetual Shareholders or their appointed agents will be sent at their own risk and may be sent by post.

                  All mandates and other instruments in force relating to holdings of new AMVESCAP Shares will, unless and until revoked, continue in force in relation to payments and notices in respect of new AMVESCAP Shares.

         (iv)     Loan Notes

                  Whether the Perpetual Shares are in certificated or uncertificated form, if a Perpetual Shareholder validly elects for the Loan Note Alternative and Loan Notes are issued, definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel), but not into the United States, Canada, Australia or Japan.

All communications, notices, certificates, documents and remittances sent by, from or to Perpetual Shareholders or their appointed agents will be sent at their own risk.

14.      FURTHER INFORMATION

Your attention is drawn to the further information contained in the Appendices which form part of this document and the accompanying Form of Acceptance.

15.      ACTION TO BE TAKEN

TO ACCEPT THE OFFER, COMPLETED FORMS OF ACCEPTANCE, IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON AND IN PARAGRAPH 12 OF THIS LETTER, SHOULD BE RETURNED BY POST OR BY HAND TO CAPITA IRG Plc, NEW ISSUES DEPARTMENT, BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TH OR BY HAND ONLY (DURING NORMAL BUSINESS HOURS), TO CAPITA IRG Plc, GUILDHALL HOUSE, 81-87 GRESHAM STREET, LONDON, EC2 AS SOON AS POSSIBLE BUT, IN ANY EVENT, SO AS TO BE RECEIVED NOT LATER THAN 3.00 P.M. ON 23 NOVEMBER 2000. IN ADDITION, IF YOUR PERPETUAL SHARES ARE IN CREST YOU MUST TAKE (OR PROCURE TO BE TAKEN) THE ACTION DESCRIBED IN PARAGRAPH 12 ABOVE.

                              For and on behalf of
                     Salomon Brothers International Limited

                                   PETER SMART
                                Managing Director

                                   APPENDIX I

                   CONDITIONS AND FURTHER TERMS OF THE OFFER

                                     PART A:

                             CONDITIONS OF THE OFFER

The Offer is subject to the following conditions:

a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on 23 November 2000 (or such later time(s) and/or date(s) as AMVESCAP may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as AMVESCAP may decide) of the Perpetual Shares to which the Offer relates, provided that, unless agreed by the Panel, this condition will not be satisfied unless AMVESCAP and/or its wholly-owned subsidiaries have acquired or agreed to acquire (pursuant to the Offer or otherwise), directly or indirectly, Perpetual Shares carrying, in aggregate, over 50 per cent. of the voting rights then normally exercisable at general meetings of Perpetual on such basis as may be required by the Panel (including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any shares which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise); and for this purpose (i) the expression "Perpetual Shares to which the Offer relates" shall be construed in accordance with sections 428-430F of the Companies Act; and (ii) shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry on issue;

b) the UK Listing Authority agreeing to admit the new AMVESCAP Shares to the Official List of the UK Listing Authority and (unless the Panel otherwise agree) such admission becoming effective in accordance with the Listing Rules of the UK Listing Authority and the London Stock Exchange agreeing to admit the new AMVESCAP Shares to trading on its market for listed securities and (unless the Panel otherwise agree) such admission becoming effective in accordance with its admission and disclosure standards;

c) the Office of Fair Trading indicating, in terms reasonably satisfactory to AMVESCAP, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of Perpetual by AMVESCAP, or any matters arising therefrom, to the Competition Commission;

d) the Personal Investment Authority ("PIA") having notified its agreement in writing to the change of the controller (for the purposes of the Rules of the PIA) of Perpetual or any other member of the Perpetual Group or such notification ceasing to be required, in each case, pursuant to the Offer and/or pursuant to the acquisition or proposed acquisition of any shares in, or control of, Perpetual by AMVESCAP;

e) the Investment Management Regulatory Organisation ("IMRO") having notified its agreement in writing in respect of each person who will, pursuant to the Offer and/or pursuant to the acquisition or proposed acquisition of any shares in, or control of, Perpetual by AMVESCAP, become a controller of Perpetual for the purposes of the Rules of IMRO, or the period allowed under the Rules of IMRO for IMRO to notify any objections to any such person becoming a controller having expired without notification of such objection;

f) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, institution, investigative body, association, trade agency or professional or environmental body or (without prejudice to the generality of the foregoing) any other person or body in any jurisdiction (each, a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted, made or proposed any statute, regulation or order or otherwise taken any other step or done any thing, and there not being outstanding any statute, legislation or order, that would or is likely to:

         (i) restrict, restrain, prohibit, delay, impose additional conditions or obligations with respect to, or otherwise interfere with the implementation of, the Offer or the acquisition of any Perpetual Shares by AMVESCAP or any matters arising therefrom in any case to a materially adverse extent;

         (ii) result in a delay in the ability of AMVESCAP, or render AMVESCAP unable, to acquire some or all of the Perpetual Shares;

         (iii) require, prevent, delay or affect the divestiture by AMVESCAP or any of its subsidiaries, subsidiary undertakings or associated undertakings (including any company of which 40 per cent. or more of the voting capital is held by the AMVESCAP Group or any partnership, joint venture, firm or company in which AMVESCAP Group has a 40 per cent. or greater interest) (together the "wider AMVESCAP Group") or Perpetual or any of its subsidiaries, subsidiary undertakings or associated undertakings (including any company of which 40 per cent. or more of the voting capital is held by the Perpetual Group or any partnership, joint venture, firm or company in which the Perpetual Group or any partnership, joint venture, firm or company in which Perpetual Group has a 40 per cent. or greater interest) (together the "wider Perpetual Group") of all or any material portion of their businesses, assets or property or of any Perpetual Shares or other securities in Perpetual or impose any material limitation on the ability of any of them to conduct their respective businesses as currently carried on or to own their respective assets or properties or any material portion thereof;

         (iv) impose any material limitation on the ability of any member of the wider AMVESCAP Group to acquire or hold or exercise effectively, directly or indirectly, all rights of all or any of the Perpetual Shares (whether acquired pursuant to the Offer or otherwise);

         (v) require any member of the wider AMVESCAP Group or the wider Perpetual Group to offer to acquire any shares or other securities or rights thereover in any member of the wider Perpetual Group owned by any third party;

         (vi) make the Offer or its implementation or the proposed acquisition of Perpetual or any member of the wider Perpetual Group or of any Perpetual Shares or any other shares or securities in, or control of, Perpetual, illegal, void or unenforceable in or under the laws of any jurisdiction;

         (vii) impose any limitation on the ability of any member of the wider AMVESCAP Group or the wider Perpetual Group to co-ordinate its business, or any part of it, with the business of any other member of the wider AMVESCAP Group or the wider Perpetual Group in a way which would be material in the context of the Offer or the Perpetual Group taken as a whole; or

         (viii) otherwise materially adversely affect any or all of the businesses, assets, prospects or profits of any member of the wider AMVESCAP Group or the wider Perpetual Group or the exercise of rights of shares of any company in the Perpetual Group, and all applicable waiting periods during which such Relevant Authority could institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene having expired, lapsed or been terminated;

g) all material authorisations, orders, grants, consents, clearances, licences, permissions and approvals, in any jurisdiction, reasonably necessary for or in respect of the Offer, the proposed acquisition of any shares or securities in, or control of, Perpetual or any member of the wider Perpetual Group by any member of the wider AMVESCAP Group or the carrying on of the business of any member of the wider Perpetual Group or the wider AMVESCAP Group, or any matters arising therefrom having been obtained in terms reasonably satisfactory to AMVESCAP from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing and save as fairly disclosed) from any persons or bodies with whom any members of the wider Perpetual Group or the wider AMVESCAP Group has entered into contractual arrangements where the absence of such would have a material adverse effect on the wider AMVESCAP Group or the wider Perpetual Group as the case may be and such material authorisations, orders, grants, consents, clearances, licences, permissions and approvals remaining in full force and effect and there having been no intimation of any intention to revoke or not to renew the same and all necessary filings in respect of the Offer having been made, all appropriate waiting and other time periods (including extensions thereto) under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Offer or the proposed acquisition of Perpetual by AMVESCAP or of any Perpetual Shares or any matters arising therefrom having been complied with;

h) except as fairly disclosed by or on behalf of Perpetual to AMVESCAP, there being no provision of any agreement, instrument, permit, licence or other arrangement to which any member of the wider Perpetual Group is a party or by or to which it or any of its assets may be bound or subject which, as a consequence of the Offer or the acquisition of Perpetual or because of a change in the control or management of Perpetual or any member of the Perpetual Group or any matters arising therefrom or otherwise, might reasonably be expected to have the result that:

         (i) any material moneys borrowed by, or other material indebtedness, actual or contingent, of any member of the wider Perpetual Group becomes or is capable of being declared repayable immediately or earlier than the repayment date stated in such agreement, instrument or other arrangement or the ability of any member of the wider Perpetual Group to borrow moneys or incur indebtedness is withdrawn, inhibited or materially adversely affected;

         (ii) any mortgage, charge or other security interest is created otherwise than in the ordinary course of business over the whole or any part of the business, property or assets of any member of the wider Perpetual Group or any such security (whenever arising) becomes enforceable;

         (iii) any such agreement, instrument, permit, licence or other arrangement, or any right, interest, liability or obligation of any member of the wider Perpetual Group therein, is terminated or materially and adversely modified or affected or any action is taken or onerous obligation arises thereunder;

         (iv) the value of any member of the wider Perpetual Group or its financial or trading position is materially prejudiced or materially and adversely affected;

         (v) any material asset or, other than in the ordinary course of business, any asset of the wider Perpetual Group being or falling to be charged or disposed of;

         (vi) the rights, liabilities, obligations or interests or business of any member of the wider Perpetual Group in or with any other person, firm or company (or any arrangement relating to such interest or business) is terminated, materially and adversely modified or materially and adversely affected; or

         (vii) any member of the wider Perpetual Group ceases to be able to carry on business under any name under which it currently does so;

i) since 30 September 1999 (being the date to which the latest published audited report and accounts of Perpetual were made up) and save as disclosed in Perpetual's published report and accounts for the year ended 30 September 1999, the Interim Results and except as fairly disclosed by or on behalf of Perpetual to AMVESCAP, no member of the Perpetual Group having:

         (i) save for the issue of any shares pursuant to the exercise of any options under the Perpetual Share Option Schemes, issued or agreed to issue or authorised or proposed the issue of additional shares of any class or issued or authorised or proposed the issue of or granted securities convertible into or rights, warrants or options to subscribe for or acquire such shares or convertible securities or redeemed, purchased or reduced or announced any intention to do so or made any other change to any part of its share capital;

         (ii) save for the second interim dividend of 43 pence (net) per Perpetual Share in respect of the year ended 30 September 2000, recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution other than dividends lawfully paid to Perpetual or wholly-owned subsidiaries of Perpetual;

         (iii) authorised or proposed or announced its intention to propose any merger or acquisition or disposal or transfer of assets (other than in the ordinary course of business) or shares or any change in its loan capital;

         (iv) issued or authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability which is material in the context of the wider Perpetual Group or the Offer;

         (v) disposed of or transferred, mortgaged charged or granted security over any material asset or any right, title or interest in any material asset or entered into or varied any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is of a long term or unusual or onerous nature or which involves or could involve an obligation of such a nature or magnitude which is material or authorised, proposed or announced any intention to do so;

         (vi) entered into, or varied the terms of, any contract or agreement with any of the directors or senior executives of Perpetual;

         (vii) taken or proposed any corporate action or had any legal proceedings started against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues;

         (viii) waived or compromised any claim which is material in the context of the wider Perpetual Group, taken as a whole, other than in the ordinary course of business;

         (ix) made any amendment to its memorandum or articles of association;

         (x) entered into any contract, transaction or arrangement which is or is likely to be materially restrictive on the business of any member of the wider Perpetual Group or the wider AMVESCAP Group;

         (xi) entered into any contract, commitment or agreement with respect to any of the transactions or events referred to in this condition (i); and

         (xii) been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

j) since 30 September 1999 (being the date to which the latest published audited report and accounts of Perpetual were made up) and save as disclosed in Perpetual's published report and accounts for the year ended 30 September 1999, the Interim Results and except as fairly disclosed by or on behalf of Perpetual to AMVESCAP:

         (i) no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened or become pending or remained outstanding by or against any member of the wider Perpetual Group or to which any member of the wider Perpetual Group is a party (whether as plaintiff, defendant or otherwise) and the effect of which is or is likely to be material in the context of the wider Perpetual Group, taken as a whole, or in the context of the Offer;

         (ii) no material adverse change having occurred in the business, assets, financial or trading position, profits or prospects of any member of the wider Perpetual Group to an extent which is material in the context of the wider Perpetual Group taken as a whole or the Offer;

k) AMVESCAP not having discovered prior to the date when the Offer would otherwise become unconditional that:

         (i) any business, financial or other information concerning any member of the Perpetual Group publicly disclosed by any member of the Perpetual Group either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading; or

         (ii) any member of the wider Perpetual Group is subject to any liability, contingent (for the purposes of UK GAAP) or otherwise, which is not disclosed in the annual report and accounts of Perpetual for the financial year ended 30 September 1999 and which should have been so disclosed in accordance with UK GAAP; and

AMVESCAP reserves the right to waive all or any of conditions (c) to (k) (inclusive) above, in whole or in part. Condition (b) must be fulfilled within 21 days after the later of 23 November 2000 and the date on which condition (a) is fulfilled and condition (c) to (k) (inclusive) must be satisfied as at, or waived on or before, 21 days after the later of 23 November 2000 and the date on which condition (a) is fulfilled (or in each case such later date as the Panel may agree) provided that AMVESCAP shall be under no obligation to waive or treat as satisfied any of condition (c) to (k) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If AMVESCAP is required by the Panel to make an offer for Perpetual Shares under the provisions of Rule 9 of the Code, AMVESCAP may make such alterations to the conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the Offer is referred to the Competition Commission or if the European Commission in respect thereof either initiates proceedings under article 6(1)(c) of Council Regulation (EEC) 4064/89 or makes a referral to a competent authority of the United Kingdom under article 9(1) of that Regulation, before (in any such case) the later of 23 November 2000 and the date when the Offer becomes or is declared unconditional as to acceptances.

                                     PART B:

            FURTHER TERMS OF THE OFFER AND THE LOAN NOTE ALTERNATIVE

The following further terms apply, unless the context requires otherwise, to the Offer. Except where the context requires otherwise, any reference in Part B and in Part C of Appendix I and in the Form of Acceptance to:

(i) the "acceptance condition" means the condition as to acceptances set out in paragraph 1(a) of Part A of this Appendix I;

(ii) "acceptances of the Offer" shall include deemed acceptances of the Offer;

(iii) the "Offer becoming unconditional" includes the Offer being declared unconditional and shall be construed as a reference to the Offer being declared or becoming unconditional as to acceptances whether or not any other condition thereof remains to be fulfilled;

(iv) the "Offer document" means this document and any other document containing the Offer;

(v) an "extension of the Offer" shall include an extension of the date by which the acceptance condition has to be fulfilled.

1.       ACCEPTANCE PERIOD

(a) The Offer will initially be open for acceptance until 3.00 p.m. on 23 November 2000. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days following the date on which written notification of the revision is posted to Perpetual Shareholders. Except with the consent of the Panel, no such written notification of the revision of the Offer may be posted to Perpetual Shareholders after 18 December 2000 or, if later, the date falling 14 days prior to the last date on which the Offer can become unconditional.

(b) The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on 1 January 2001 (or any earlier time and/or date beyond which AMVESCAP has stated that the Offer will not be extended and in respect of which it has not, where permitted, withdrawn that statement) nor of being kept open after that time and/or date unless it has previously become unconditional. However, AMVESCAP reserves the right, with the consent of the Panel, to extend the Offer to later time(s) and/or date(s). Except with the consent of the Panel, AMVESCAP may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received, or purchases of Perpetual Shares made, in respect of which relevant documents have been received by Capita IRG Plc after 1.00 p.m. on 1 January 2001 (or any earlier time and/or date beyond which AMVESCAP has stated that the Offer will not be extended and in respect of which it has not, where permitted, withdrawn that statement) or such later time and/or date as AMVESCAP may, with the permission of the Panel, decide. If the Offer is extended beyond midnight on 1 January 2001, acceptances received and purchases made in respect of which relevant documents have been received by Capita IRG Plc after 1.00 p.m. on the relevant date may (except where the City Code otherwise permits) only be taken into account with the consent of the Panel.

(c) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of AMVESCAP that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer.

(d) If a competitive situation (as determined by the Panel) arises after AMVESCAP has made a "no extension" statement and/or a "no increase" statement has been made by or on behalf of AMVESCAP in relation to the Offer, AMVESCAP may (if it has specifically reserved the right to do so at the time such statement was made, or otherwise with the consent of the Panel) withdraw such statement provided that it complies with the requirements of the Code and in particular that (i) it announces the withdrawal as soon as possible and in any event within four business days after the announcement of the competing offer and notifies Perpetual Shareholders to that effect in writing at the earliest opportunity or, in the case of Perpetual Shareholders with registered addresses outside the United Kingdom or whom AMVESCAP or Schroder Salomon Smith Barney know to be nominees, custodians or trustees holding Perpetual Shares for such persons, by announcement in the United Kingdom at the earliest opportunity; and (ii) any Perpetual Shareholders who accepted the Offer after the date of such statement are given a right of withdrawal as described in paragraph 3(b) below. AMVESCAP may (if it has reserved the right to do so at or prior to the time such statement was made) choose not to be bound by the terms of a "no increase" statement or a "no extension" statement if it would otherwise prevent the posting of an increased or improved Offer which is recommended for acceptance by the board of Perpetual, or in other circumstances permitted by the Panel.

(e) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, AMVESCAP shall not be bound (unless otherwise required by the Panel) to take into account any Perpetual Shares which have been unconditionally allotted or issued or which arise as a result of the exercise of conversion rights before such determination takes place, unless Capita IRG Plc on behalf of AMVESCAP has received written notice of the relevant details of such allotment or issue or conversion (including the price thereof) before that time. Notification by telex, facsimile or other electronic transmission will not be sufficient for this purpose.

2.       ANNOUNCEMENTS

(a) By 8.00 a.m. on the business day (the "relevant day") next following the day on which the Offer is due to expire or becomes unconditional or is revised or extended, or such later time and/or date as the Panel may agree, AMVESCAP will make an appropriate announcement and simultaneously inform the Company Announcements Office of the London Stock Exchange of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Perpetual Shares and rights over Perpetual Shares
         (i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from any person acting or deemed to be acting in concert with AMVESCAP), (ii) acquired or agreed to be acquired by or on behalf of AMVESCAP or any person acting or deemed to be acting in concert with AMVESCAP during the Offer Period and (iii) held by or on behalf of AMVESCAP or any person acting or deemed to be acting in concert with AMVESCAP prior to the Offer Period, and will specify the percentage of the share capital of Perpetual represented by these figures. Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than,
         8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is then unconditional in which case a statement may be made that the Offer will remain open until further notice). In computing the number of Perpetual Shares represented by acceptances and/or purchases there may, at the discretion of AMVESCAP, be included or excluded for announcement purposes acceptances and purchases which are not complete in all respects or which are subject to verification provided that such acceptances or purchases of Perpetual Shares shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraph 5(j) below.

(b) References in this Part B of Appendix I to the making of an announcement by AMVESCAP include the release of an announcement by public relations consultants or by Schroder Salomon Smith Barney to the press, and the delivery by hand or telephone, telex, facsimile or other electronic transmission of an announcement to the Company Announcements Office of the London Stock Exchange. An announcement made otherwise than to the Company Announcements Office of the London Stock Exchange shall be notified simultaneously to the Company Announcements Office of the London Stock Exchange.

3.       RIGHTS OF WITHDRAWAL

(a) If AMVESCAP, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(a) above, an accepting Perpetual Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance by written notice (signed by the accepting shareholder or his agent duly appointed in writing and evidence of whose appointment in a form reasonably satisfactory to AMVESCAP is produced with the notice) given by post or by hand to Capita IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TH or by hand (only during normal business hours) to Capita IRG Plc, Guildhall House, 81-87 Gresham Street, London, EC2 on behalf of AMVESCAP. Subject to paragraph 1(b) above, this right of withdrawal may be terminated not less than eight days after the relevant day by AMVESCAP confirming, if that be the case, that the Offer is still unconditional and complying with the other requirements specified in paragraph 2(a) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) above will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. on 14 December 2000 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Perpetual Shareholder may withdraw his acceptance at any time thereafter by written notice received by Capita IRG Plc on behalf of AMVESCAP at either of the addresses and in the manner referred to in paragraph 3(a) above before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(b) above. If AMVESCAP withdraws a "no extension" statement or a "no increase" statement in accordance with paragraph 1(d) above, any Perpetual Shareholder who accepts the Offer after the date of such statement may withdraw his acceptance thereafter in the manner referred to in paragraph 3(a) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to Perpetual Shareholders.

(c) Except as provided by this paragraph 3 (and paragraph 4 below), acceptances and elections shall be irrevocable. In this paragraph 3 "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Perpetual Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to AMVESCAP is produced with the notice). Telex, facsimile or other electronic transmission, or copies, will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to AMVESCAP, its agents or advisers to have been sent from, the United States, Canada, Australia or Japan or by a North American person or resident of Japan or Australia will be treated as valid.

4.       REVISED OFFER

(a) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or nature of the consideration offered or otherwise) and such revision represents on the date on which such revision is announced (on such basis as Schroder Salomon Smith Barney may consider appropriate) an improvement or no diminution in the value of the consideration of the Offer as so revised compared with the value of the consideration or the terms previously offered, the benefit of the revised Offer will (subject to this paragraph 4 and paragraph 6 below) be made available to Perpetual Shareholders who have validly accepted the Offer in its original or any previously revised form(s) and who have not validly withdrawn such acceptance (hereinafter called "Previous Acceptor(s)"). The acceptance by or on behalf of a Previous Acceptor of the Offer (in its original or any previously revised form(s)) shall, subject as provided in this paragraph 4 and paragraph 6 below, be deemed to be an acceptance of the Offer as so revised and shall also constitute the separate appointment of Schroder Salomon Smith Barney or of any director of AMVESCAP as his attorney and/or agent with authority to accept any such revised Offer on behalf of such Previous Acceptor.

(b) Although no such revision is envisaged, if any revised Offer provides for Perpetual Shareholders who accept it to elect for (or accept) alternative forms of consideration, the acceptance by or on behalf of a Previous Acceptor of the Offer (in its original or any previously revised form(s)) shall, subject as provided below, also constitute the appointment of Schroder Salomon Smith Barney or of any director of AMVESCAP as his attorney and/or agent to make on his behalf elections for and/or to accept such alternative forms of consideration on his behalf as such attorney and/or agent in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections. In making any such acceptance or election, such attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(c)      The deemed acceptances and elections referred to in paragraphs 4(a) and
         (b) above shall not apply and the powers of attorney and authorities conferred by paragraphs 4(a) and (b) above shall not be exercised if as a result thereof a Previous Acceptor would (on such basis as Schroder Salomon Smith Barney may consider appropriate) receive less in aggregate consideration than he would have received as a result of his acceptance of the Offer in the form in which it was originally accepted by him unless such Previous Acceptor has previously otherwise agreed in writing.

(d)      The deemed acceptances and elections referred to in paragraphs 4(a) and
         (b) above shall not apply and the powers of attorney and authorities conferred by paragraphs 4(a) and (b) above shall be ineffective to the extent that a Previous Acceptor shall lodge with Capita IRG Plc, within 14 days of the posting of the document pursuant to which the revision of the Offer referred to in paragraphs 4(a) and (b) above is made available to Perpetual Shareholders, a Form of Acceptance or some other form issued by or on behalf of AMVESCAP in which he validly elects to receive the consideration receivable by him under that revised Offer in some other manner than that set out in his original acceptance.

(e) The powers of attorney and authorities referred to in this paragraph 4 and any acceptance of a revised Offer and/or election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly and validly does so.

(f) AMVESCAP reserves the right to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form(s)) which is received after the announcement or the issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or election pursuant thereto and such acceptance shall constitute an authority and request in the terms of this paragraph 4 mutatis mutandis on behalf of the relevant Perpetual Shareholders.

5.       GENERAL

(a) Except with the consent of the Panel, the Offer will lapse unless all the conditions to the Offer have been fulfilled by or (if capable of waiver) waived by or (where appropriate) have been determined by AMVESCAP in its reasonable opinion to be or remain satisfied as at midnight on 1 January 2001 or within 21 days after the date on which the Offer becomes unconditional (whichever is the later) or such later date as AMVESCAP may, with the consent of the Panel, decide, provided that AMVESCAP shall be under no obligation to waive or treat as satisfied any condition by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any such conditions may not be capable of fulfilment. If the Offer lapses for any reason, it shall cease to be capable of further acceptance and AMVESCAP, Schroder Salomon Smith Barney and validly accepting Perpetual Shareholders shall cease to be bound by Forms of Acceptance submitted before the time when the Offer lapses.

(b) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificates or other documents will be given. All communications, notices, certificates, documents of title, other documents and remittances to be delivered by or to or sent to or from Perpetual Shareholders (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such Perpetual Shareholders (or their designated agent(s)) at their risk.

(c) The expression "Offer Period" when used in this document means the period commencing on 8 May 2000 (the day that Perpetual announced it was in discussions which may or may not lead to an offer) and ending on whichever of the following dates shall be the latest:-

         (i)      23 November 2000;

         (ii)     the date on which the Offer lapses; and

         (iii)    the date on which the Offer becomes unconditional.

(d) All references in this document and in the Form of Acceptance to 23 November 2000, shall (except in paragraph 5(c) above and where the context otherwise requires), if the expiry date of the Offer shall be extended, be deemed to refer to the expiry date of the Offer as so extended.

(e) Except with the consent of the Panel, settlement of the consideration to which any Perpetual Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which AMVESCAP and/or Schroder Salomon Smith Barney may otherwise be, or claim to be, entitled as against such Perpetual Shareholder.

(f) The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document shall, unless the context otherwise requires, have the same meanings when used in the Form of Acceptance. The provisions of Appendix I shall be deemed to be incorporated in the Form of Acceptance.

(g) The Offer, the Loan Note Alternative, the Form of Acceptance and all acceptances thereof and all elections thereunder or pursuant thereto and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a Perpetual Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the rights of AMVESCAP or Schroder Salomon Smith Barney to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(h) Any omission to despatch this document or the Form of Acceptance or any notice required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

(i) Subject to paragraph 5(j) below, AMVESCAP and Schroder Salomon Smith Barney reserve the right to treat acceptances of the Offer and/or elections pursuant thereto as valid if received by or on behalf of either of them at any place or places or in any manner determined by them otherwise than as stated herein or in the Form of Acceptance.

(j) Notwithstanding the right reserved by AMVESCAP to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant transfer to escrow, except with the consent of the Panel an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it. Except with the consent of the Panel, a purchase of Perpetual Shares by AMVESCAP or its wholly owned subsidiaries or its nominee(s) (or, if AMVESCAP is required to make an offer or offers under the provisions of Rule 9 of the City Code, by a person acting in concert with AMVESCAP or its wholly owned subsidiaries or its nominee(s) for the purpose of such offer(s)) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it. The Offer may not be accepted otherwise than by means of a Form of Acceptance.

(k) Except with the consent of the Panel, the Offer will not become unconditional until Capita IRG Plc has issued a certificate to AMVESCAP or Schroder Salomon Smith Barney (or their respective agents) which states the number of Perpetual Shares in respect of which acceptances have been received which meet the requirements of Note 4 on Rule 10 of the City Code and the number of Perpetual Shares otherwise acquired (whether before or during the Offer Period) which meet the requirements of Note 5 on Rule 10 of the City Code and, in each case, if applicable,
         Note 6 on Rule 10 of the City Code. Copies of such certificate will be sent to the Panel and to the financial advisers of Perpetual as soon as possible after it is issued.

(l) All mandates and other instructions to Perpetual given by Perpetual Shareholders or in force relating to holdings of Perpetual Shares will, unless and until revoked, continue in force in relation to any new AMVESCAP Shares and/or Loan Notes issued to such Perpetual Shareholders.

(m) All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Part B or in Part C of Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Perpetual Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971, except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so.

(n) The Offer extends to any Perpetual Shareholders to whom this document, the Form of Acceptance and any related documents may not have been despatched or by whom such documents may not be received and such Perpetual Shareholders may collect copies of those documents from Capita IRG Plc during normal business hours at the New Issues Department, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TH. AMVESCAP and Schroder Salomon Smith Barney reserve the right to notify any matter, including the making of the Offer, to all or any Perpetual Shareholders with a registered address outside the United Kingdom (or whom AMVESCAP or Schroder Salomon Smith Barney know to be nominees, trustees or custodians for such persons) by announcement in the United Kingdom or paid advertisement in a daily newspaper published and circulated in the United Kingdom, in which event such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Perpetual Shareholder to receive such notice and all references in this document to notice, or the provision of information in writing, by AMVESCAP, Schroder Salomon Smith Barney and/or their respective agents and/or public relations consultants shall be construed accordingly.

(o) The Offer is made on 2 November 2000 and is capable of acceptance from and after that time. Copies of this document and Forms of Acceptance are available for collection from Schroder Salomon Smith Barney at 33 Canada Square, Canary Wharf, London E14 5LB and from Capita IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH from that time.

(p)      If the Offer does not become unconditional in all respects:

         (i) Forms of Acceptance, share certificates and other documents of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address outside the United States, Canada, Australia or Japan is set out in the relevant box on the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside the United States, Canada, Australia or Japan. No such documents will be sent to an address in the United States, Canada, Australia or Japan; and

         (ii) Capita IRG Plc will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Offer), give instructions to CRESTCo to transfer all the Perpetual Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the Perpetual Shareholders concerned.

(q) If sufficient acceptances are received, AMVESCAP intends to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Perpetual Shares.

(r) In relation to any acceptance of the Offer in respect of a holding of Perpetual Shares which are in uncertificated form, AMVESCAP reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided that such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

(s) AMVESCAP intends after the Offer is declared wholly unconditional, to procure the making of an application by Perpetual to the London Stock Exchange for the cancellation of the admission to trading of Perpetual Shares on the London Stock Exchange's market for listed securities and to the UK Listing Authority for the cancellation of the listing of Perpetual Shares on the Official List of the UK Listing Authority not less than 20 business days after the date when notice of its intention to seek such cancellations is given.

6.       OVERSEAS SHAREHOLDERS

(a) The making of the Offer in, or to persons resident in, or to citizens or nationals of, jurisdictions outside the United Kingdom or to persons who are nominees of, or custodians, trustees or guardians for, citizens or nationals of such jurisdictions ("overseas shareholders") may be prohibited or affected by the laws of the relevant overseas jurisdiction. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer (whether or not he also elects for the Loan Note Alternative) to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any overseas shareholder will be responsible for any issue, transfer or other taxes or other requisite payments by whomsoever payable and AMVESCAP, Schroder Salomon Smith Barney and any person acting on their behalf shall be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes or other requisite payments as AMVESCAP, Schroder Salomon Smith Barney and any person acting on their behalf may be required to pay.

(b) In particular, the Offer is not being made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (which includes, but is not limited to, e-mail, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, or Australia or Japan and the Offer cannot be accepted by any such use, means or instrumentality or from within the United States, Canada, or Australia or Japan. Furthermore, the new AMVESCAP Shares and/or Loan Notes to be issued pursuant to the Offer have not been and will not be registered under the Securities Act and the relevant clearances have not been and will not be obtained from the securities commission of any province or territory of Canada. No prospectus in relation to the new AMVESCAP Shares and/or Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission and no steps have been nor will any be taken to enable the new AMVESCAP Shares and/or Loan Notes to be offered in Japan in compliance with applicable securities laws in Japan. Accordingly, such securities may not be directly or indirectly offered, sold or delivered in or into the United States, Canada, Australia or Japan or to or for the account or benefit of any North American person or a resident of Australia or Japan without compliance with applicable security laws of the United States, Canada, Australia or Japan. AMVESCAP will not (unless otherwise determined by AMVESCAP in its sole discretion and save as provided for in paragraph 6(e) below) mail or deliver, or authorise the mailing or delivery of, this document, the Form of Acceptance or any related offering document in, into or from the United States, Canada, or Australia or Japan, or to any US person or resident of Canada, or Australia or Japan, including (without limitation) to Perpetual Shareholders or participants in the Perpetual Share Option Schemes with registered addresses in the United States, Canada, or Australia or Japan or to persons whom AMVESCAP knows to be trustees, nominees or custodians holding Perpetual Shares for such persons.

         Persons receiving such documents (including, without limitation, trustees, nominees or custodians) must not distribute, send or mail them in, into or from the United States, Canada, or Australia or Japan or to any US person or resident of Canada, or Australia or Japan or use the United States, Canadian, or Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer and so doing may invalidate any related purported acceptance of the Offer. Persons wishing to accept the Offer and/or to elect for the Loan Note Alternative must not use the United States, Canadian, or Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer or such election. Envelopes containing Forms of Acceptance should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan, and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the remittance of cash and/or new AMVESCAP Shares and/or the Loan Notes, or for the return of Forms of Acceptance, certificates for Perpetual Shares and/or other documents of title.

         A Perpetual Shareholder will be deemed not to have validly accepted the Offer if: (i) he puts "No" in Box 6 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (c) of Part C of this Appendix I; (ii) having inserted in or having completed Box 4 of the Form of Acceptance with a registered address in the United States, Canada, Australia or Japan or having a registered address in the United States, Canada, Australia or Japan he does not insert in Box 7 of the Form of Acceptance the name and address of a person or agent outside the United States, Canada, Australia and Japan to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent; (iii) he inserts in Box 7 of the Form of Acceptance the name and address of a person or agent in the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent; or (iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to AMVESCAP or its agents to have been sent from the United States, Canada, Australia or Japan or a US person or resident of Canada, Australia or Japan. AMVESCAP reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (c) of Part C of this Appendix I could have been truthfully given by the relevant Perpetual Shareholder and, if such investigation is made and, as a result, AMVESCAP cannot satisfy itself that such representations and warranties were true and correct, such acceptance shall not be valid.

         AMVESCAP will not issue Loan Notes or new AMVESCAP Shares or authorise the delivery of any documents of title in respect of Loan Notes or new AMVESCAP Shares in, into or from the United States, Canada, Australia or Japan or to any person (i) who is, or who AMVESCAP has reason to believe is, a North American person or resident in Australia or Japan, or (ii) who is unable or fails to give the representations and warranties set out in paragraph (c) of Part C of this Appendix I or
         (iii) with a registered address in the United States, Canada, Australia or Japan. The receipt of any Form of Acceptance from a person who puts "No" in Box 6 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (c) of Part C of this Appendix I and/or who appears, or whom AMVESCAP believes, to be a North American person or a resident of Australia or Japan and/or who completes Box 4 of the Form of Acceptance with an address in the United States, Canada, Australia or Japan (or who has an address in the United States, Canada, Australia or Japan) but who inserts in Box 7 of the Form of Acceptance an address outside the United States, Canada, Australia or Japan and an acceptance from any holder of Perpetual Shares accepting the Offer who is, or who AMVESCAP has reason to believe is, a North American person or resident in Australia or Japan or who does not give the representations and warranties set out in paragraph (c) of Part C of this Appendix I shall be deemed, in respect of the new AMVESCAP Shares to which such acceptor may become entitled under the basic terms of the Offer, to constitute an irrevocable and unconditional request and authority to AMVESCAP and/or Schroder Salomon Smith Barney and/or their respective agents and/or any director of Schroder Salomon Smith Barney and/or any director of AMVESCAP to treat any election for the Loan Note Alternative as invalid, and furthermore:

         (i) to sell new AMVESCAP Shares to which such acceptor may become entitled on behalf of such acceptor on the London Stock Exchange within 21 days of such shares being allotted;

         (ii) to receive the share certificate(s) and/or document(s) of title in respect of such shares and to execute instrument(s) of transfer in respect of such shares; and

         (iii) to remit the net proceeds of such sale(s) (after deducting therefrom the expenses of sale) as soon as reasonably practicable to the person or agent whose name and address (not being in the United States, Canada, Australia or Japan) is set out in Box 7 of the Form of Acceptance or, if none is set out, to the person whose name and address (not being in the United States, Canada, Australia or Japan) is set out in Box 4 or to the first-named holder (if more than one) at his registered address (not being in the United States, Canada, Australia or Japan).

         In the event of new AMVESCAP Shares to which an accepting Perpetual Shareholder would otherwise become entitled being sold on his behalf in accordance with the provisions of the above authority, the same shall be sold in the market on an arm's length basis.

         Neither AMVESCAP nor Schroder Salomon Smith Barney nor any agent nor director of Schroder Salomon Smith Barney or AMVESCAP nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptance of the Offer on the basis set out above or from the price, timing or manner of any sale made pursuant to and in accordance with the authority set out above or otherwise in connection therewith.

         Notwithstanding the above, AMVESCAP may at its sole discretion allot new AMVESCAP Shares and/or Loan Notes to a person in or resident of the United States, Canada, Australia or Japan if requested to so by or on behalf of that person and if AMVESCAP is satisfied in that particular case that to do so will not constitute a breach of any securities or other relevant legislation of the United States, Canada, Australia or Japan.

         Any person in Canada who acquires any securities allotted pursuant to the Offer and/or the Loan Note Alternative may be subject to resale restrictions under applicable securities laws in Canada.

         Neither AMVESCAP nor Schroder Salomon Smith Barney nor any agent or adviser or director of AMVESCAP or of Schroder Salomon Smith Barney nor any person acting on behalf of either or both of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer, pursuant to the provisions of this paragraph 6 of Part B of this Appendix I or otherwise in connection therewith.

(c) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance or any related offering documents in, into or from the United States, Canada, Australia or Japan or uses the mails of or any means or instrumentality (including without limitation e-mail, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan in connection with such forwarding, such person should: (i) inform the recipient of such fact;
         (ii) explain to the recipient that such action may (subject to paragraph 6(e) below) invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph 6.

(d) As used in this document and in the Form of Acceptance, the "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, "US person" means (i) any individual who is a resident or citizen of the United States and (ii) a corporation, partnership or other entity created or organised in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of the source and "North American person" means a US person and any individual, corporation, partnership, trust or other entity resident in Canada or receiving the Offer in Canada, provided however that the terms "North American person" and "US person" shall not include a branch or agency of a United States bank or insurance company that is operating outside the United States for valid business reasons as a locally registered branch or agency engaged in the banking or insurance business and not solely for the purposes of investing in securities not registered under the Securities Act.

(e) The provisions of this paragraph 6 and/or any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards (a) specific Perpetual Shareholder(s) or on a general basis by AMVESCAP in its absolute discretion. Subject as aforesaid the provisions of this paragraph 6 shall have precedence over any terms of the Offer and/or the Loan Note Alternative which are inconsistent therewith.

                                     PART C:

                               FORM OF ACCEPTANCE

Each Perpetual Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with AMVESCAP and Schroder Salomon Smith Barney and their respective agents (so as to bind him, his personal representatives and his heirs, successors and assigns) that:-

(a)      the execution of a Form of Acceptance shall constitute:-

         (i) an acceptance of the Offer in respect of the number of Perpetual Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and/or

         (ii) an election for the Loan Note Alternative in respect of the amount of Loan Notes you wish to receive instead of cash consideration inserted or deemed to be inserted in Box 2 of the Form of Acceptance, in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable;

(b) the Perpetual Shares in respect of which the Offer is accepted or deemed to be accepted are sold with full title guarantee and free from all liens, charges, encumbrances, equities, rights of pre-emption and any other third party rights of whatsoever nature and together with all rights now or hereafter attaching thereto, including the right to receive all dividends or other distributions declared, paid or made after 2 November 2000 except that Perpetual Shareholders will be entitled to receive and retain the second interim dividend of 43p (net) per Perpetual Share in respect of the year ended 30 September 2000 proposed to be paid on 24 November 2000 to Perpetual Shareholders on the register at the close of business on 3 November 2000;

(c) unless "No" is put in Box 6 of the Form of Acceptance, such Perpetual Shareholder:-

         (i) (if such Perpetual Shareholder is a citizen, resident, or national of a jurisdiction outside the United Kingdom) has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in AMVESCAP, Schroder Salomon Smith Barney or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof; or

         (ii)     (A)      is not a North American person or resident in
                           Australia or Japan, does not hold any Perpetual
                           Shares in respect of which he has accepted the Offer and/or elected for the Loan Note Alternative on behalf of any North American person or resident of Australia or Japan and is not acting on behalf of a North American person or resident of Australia or Japan and that he will not, directly or indirectly, hold or acquire such new AMVESCAP Shares and/or Loan
                           Notes to or for the account or benefit of any North
                           American person or resident of Australia or Japan with a view to the offer, sale or delivery, directly or indirectly, of any Loan Notes in the United
                           States, Canada, Australia or Japan or to a North
                           American person or resident of Australia or Japan;
                           and

                  (B) has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from the United States, Canada, Australia or Japan, or any other jurisdiction where such actions may constitute a breach of any legal or regulatory requirements, and has not utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, e-mail, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or such other jurisdiction, is accepting the Offer from outside the United States, Canada, Australia or Japan and is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside the United States, Canada, Australia or Japan;

(d) the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Perpetual Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of each of AMVESCAP and Schroder Salomon Smith Barney and/or any of their respective directors or agents as such shareholder's attorney and/or agent, and an irrevocable instruction to the attorney and/or agent, to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the Perpetual Shares referred to in paragraph (a)(i) in favour of AMVESCAP or such other person or persons as AMVESCAP may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent, together with the share certificate(s) and/or other document(s) relating to such Perpetual Shares, for registration within six months of the Offer becoming unconditional in all respects and to execute all such documents and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and/or any election for the Loan Note Alternative and to vest in AMVESCAP or its nominee(s) or as it may direct such Perpetual Shares;

(e) the execution of the Form of Acceptance constitutes the irrevocable appointment of Capita IRG Plc as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Perpetual Shareholder not having validly withdrawn his acceptance, to transfer to itself (or such other person or persons as AMVESCAP or its agents may direct) by means of CREST all or any of the Relevant Perpetual Shares (but not exceeding the number of Perpetual Shares in respect of which the Offer is accepted or deemed to be accepted) and (ii), if the Offer does not become unconditional in all respects, to give instructions to CRESTCo immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Offer) to transfer all Relevant Perpetual Shares to the original available balance of the accepting Perpetual Shareholder. As used in Part C of this Appendix I, "Relevant Perpetual Shares" means Perpetual Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 12(d) of the letter from Schroder Salomon Smith Barney set out in this document and where the transfer(s) to escrow was or were made in respect of Perpetual Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(f) the execution and delivery of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Perpetual Shareholder not having validly withdrawn his acceptance, separate irrevocable authorities and requests:-

         (i) to Perpetual or its agents, to procure the registration of the transfer of the Perpetual Shares referred to in paragraph
                  (a)(i) in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to AMVESCAP or as it may direct;

         (ii) (subject to the provisions of paragraph 6 of Part B of this Appendix I) to AMVESCAP or its agents, to procure that such Perpetual Shareholder's name is entered on the register of members of AMVESCAP in respect of the new AMVESCAP Shares (if any) to which such Perpetual Shareholder becomes entitled under the Offer (subject to the memorandum and articles of association of AMVESCAP);

         (iii) (subject to the provisions of paragraph 6 of Part B of this Appendix I) to AMVESCAP or its agents, to procure that such Perpetual Shareholder's name is entered on the register of Loan Note holders of AMVESCAP in respect of the Loan Notes (if any) to which such Perpetual Shareholder becomes entitled under the Loan Note Alternative (subject to the provisions of the Loan Note Instrument);

         (iv) if the Perpetual Shares are in certificated form, or if either of the provisos to sub-paragraph (v) apply to AMVESCAP or Schroder Salomon Smith Barney or their agents, to procure the despatch by post (or by such other method as may be approved by the Panel) of a cheque for any cash and/or (subject to the provisions of paragraph 6 of Part B of this Appendix I) a certificate or other document(s) of title for any new AMVESCAP Shares or Loan Notes to which an accepting Perpetual Shareholder becomes entitled pursuant to his acceptance of the Offer and/or election for the Loan Note Alternative (and at the risk of such person) to the person whose name and address (outside the United States, Canada, Australia or Japan) is set out in Box 4 of the Form of Acceptance or, if none is set out, to the person whose name and address (outside the United States, Canada, Australia or Japan) is set out in Box 7 of the Form of Acceptance or to the first-named holder at his registered address (outside the United States, Canada, Australia or Japan);

         (v) if the Perpetual Shares concerned are in uncertificated form, to AMVESCAP or Schroder Salomon Smith Barney or their agents to procure the creation of an assured payment obligation in favour of the Perpetual Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration to which such shareholder is entitled pursuant to his acceptance of the Offer and to issue any new AMVESCAP Shares to which such Perpetual Shareholder is entitled in uncertificated form, provided that (aa) AMVESCAP may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel) and/or that all or any such new AMVESCAP Shares shall be issued in certificated form and (bb) if the Perpetual Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Australia or Japan, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel) and any new AMVESCAP Shares to which such Shareholder is entitled shall be issued in certificated form and, in either of such cases, sub-paragraph (iv) above shall apply; and

         (vi) to AMVESCAP or its agents, to record and act, in respect of any new AMVESCAP Shares and/or Loan Notes to be received by such Perpetual Shareholder, upon any instructions with regard to payments or notices which have been recorded in the records of Perpetual in respect of such shareholder's holding(s) of Perpetual Shares;

(g) the execution of the Form of Acceptance constitutes a separate authority to any director of AMVESCAP and to any director of Schroder Salomon Smith Barney and/or their respective agents and the irrevocable appointment of any such director and/or agent as such shareholder's attorney and/or agent within the terms of paragraph 4 of Part B of this Appendix I;

(h) after the Offer becomes or is declared unconditional in all respects (or if the Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:-

         (i) AMVESCAP shall be entitled to direct the exercise of any votes attaching to any Perpetual Shares in respect of which the Offer has been accepted or is deemed to have been accepted (and in respect of which such acceptance has not been validly withdrawn) and any other rights and privileges attaching to such Perpetual Shares, including the right to requisition a general meeting or separate class meeting of Perpetual, such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer; and

         (ii) the execution of the Form of Acceptance by a Perpetual Shareholder constitutes, with regard to the Perpetual Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:-

                  (a) an authority to Perpetual and/or its agents from such Perpetual Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Perpetual (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Perpetual Shares into certificated form) to AMVESCAP at its registered office;

                  (b) the irrevocable appointment of AMVESCAP or any of its directors or agents to sign such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Perpetual Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting on his behalf and/or to execute a form of proxy in respect of such Perpetual Shares appointing any person nominated by AMVESCAP to attend general or separate class meetings of Perpetual or its members or any of them and to exercise the votes attaching to such Perpetual Shares on his behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer; and

                  (c) the agreement of such Perpetual Shareholder not to exercise any of such rights without the consent of AMVESCAP and the irrevocable undertaking of such shareholder not to appoint a proxy or representative for or to attend any such meetings;

(i) he will deliver, or procure the delivery of, to Capita IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham Kent BR3 4TH his share certificate(s) and/or other document(s) of title in respect of the Perpetual Shares referred to in sub-paragraph (a)(i) above in certificated form, or an indemnity acceptable to AMVESCAP in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(j) he will take (or procure to be taken) the action set out in paragraph 12(d) of the letter from Schroder Salomon Smith Barney contained in this document to transfer all of the Perpetual Shares referred to in sub-paragraph (a)(i) above in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

(k) if, for any reason, any Perpetual Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 12(d) of the letter from Schroder Salomon Smith Barney contained in this document are converted to certificated form, he will (without prejudice to paragraph (h)(ii)(a) above) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Perpetual Shares so converted to Capita IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham Kent BR3 4TH or to AMVESCAP at its registered office or as AMVESCAP or its agents may direct;

(l) the terms and conditions of the Offer shall be deemed to be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

(m) if he accepts the Offer, he shall do all such acts and things as shall be necessary or expedient to vest in AMVESCAP or its nominees or such other persons as it may decide the Perpetual Shares as aforesaid and all such acts and things as may be necessary to enable Capita IRG Plc to perform its function as escrow agent for the purposes of the Offer;

(n) he agrees to ratify each and every act or thing which may be done or effected by AMVESCAP, Schroder Salomon Smith Barney or Capita IRG Plc or by any of their directors or agents or Perpetual or its agents, as the case may be, in the proper exercise of any of his or its powers and/or authorities conferred by or referred to in Part B or in this Part C of Appendix I and to indemnify each such person against any losses arising therefrom;

(o) the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of AMVESCAP or Schroder Salomon Smith Barney to bring any action, suit or proceeding arising out of or in connection with the Offer or in any other manner permitted by law or in any court of competent jurisdiction; and

(p) if any provision of Part B or of this Part C of Appendix I shall be unenforceable or invalid or shall not operate so as to afford AMVESCAP and Schroder Salomon Smith Barney and/or any director or agent of either of them the full benefit of the authorities and powers of attorney expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents as may be required or desirable to enable AMVESCAP and Schroder Salomon Smith Barney and/or any director or agent of either of them to secure the full benefit of such authorities and powers of attorney.

On execution, the Form of Acceptance shall take effect as a Deed.

                                   APPENDIX II

                           DETAILS OF THE LOAN NOTES

The Loan Notes will be constituted by the Loan Note Instrument which shall be executed as a deed by AMVESCAP. The issue of the Loan Notes is conditional on the Offer becoming or being declared unconditional in all respects. The Loan
Note Instrument will contain provisions, inter alia, to the effect set out below.

a)       FORM AND STATUS

The Loan Notes will be issued by AMVESCAP in amounts and integral multiples of (pound)1 in nominal amount and will constitute unsecured obligations of AMVESCAP. The Loan Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by AMVESCAP or any member of the AMVESCAP Group.

b)       INTEREST

Interest on the outstanding Loan Notes will be payable six monthly in arrears (subject to any requirement to deduct tax therefrom) on 30 October and 30 April in each year or, if such a day is not a business day (which shall bear the same meaning in this Appendix II as in the Loan Note Instrument) on the next following business day ("interest payment dates"). The first payment of interest on the Loan Notes will be made on 30 October 2001 in respect of the period from (and including) the date that the Offer becomes wholly unconditional up to (and including) 30 October 2001. The period from (and including) the date on which the Offer becomes wholly unconditional up to (and including) 30 October 2001 and the period from (but excluding) 30 October 2001 or any subsequent interest payment date up to (and including) the next following interest payment date is herein called an "interest period".

The rate of interest per annum payable on the Loan Notes will be the rate calculated by AMVESCAP to be 0.5 per cent. below LIBOR on the first business day of the relevant interest period.

If at any time such rate of interest cannot be so established for any interest period, then the rate of interest on the Loan Notes for such interest period shall be calculated by reference to such rate as AMVESCAP shall determine, acting reasonably, on the basis of quotations made for six month deposits of similar size and currency in such other appropriate interbank market or markets as AMVESCAP may select.

Each instalment of interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed in the relevant interest period.

Each interest payment will be made to a holder of Loan Notes (a "Noteholder") on the register of Noteholders at the close of business on the relevant interest payment date.

c)       REPAYMENT AND REDEMPTION

A Noteholder shall be entitled to require AMVESCAP to repay the whole (whatever the amount) or any part (being (pound)1,000 nominal or any integral multiple thereof) of the principal amount of his holding of Loan Notes at par, together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) the date of repayment, on any interest payment date falling on or after 30 October 2001, by giving not less than 30 days' prior notice in writing to AMVESCAP's registrars accompanied by certificate(s) for all the Loan Notes to be repaid and a notice of redemption (duly completed) in the prescribed form endorsed on the Loan Notes to be repaid.

If, at any time, the principal amount of all Loan Notes outstanding is less than (pound)5 million, AMVESCAP shall have the right, on giving the remaining Noteholders not less than 30 days' notice in writing expiring on 30 October 2001 or any subsequent interest payment date, to redeem all (but not some only) of the outstanding Loan Notes at par together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) the date of redemption.

AMVESCAP will have the right to redeem on any interest payment date the Loan Notes at par together with accrued interest up to (and including) the date of redemption (subject to any requirement to deduct tax therefrom) on not less than 30 days' prior written notice to the Noteholders if interest payable under the Loan Notes is reasonably expected by AMVESCAP to fall to be treated as a distribution for corporation tax purposes or otherwise to be non-deductible for corporation tax purposes.

Any Loan Notes not previously so repaid, redeemed or purchased will be repaid in full at par on 30 October 2005, together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) that date.

Any Loan Notes repaid, purchased or redeemed will be cancelled and shall not be available for re-issue.

Each Noteholder shall be entitled to require all of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct any tax therefrom) immediately if:

o any principal or interest on any of the Loan Notes held by that Noteholder shall fail to be paid in full within 30 days after the due date for payment thereof; or

o an order is made or an effective resolution is passed for the winding up or dissolution of AMVESCAP (other than for the purposes of an amalgamation, a reconstruction or a members' voluntary winding up in each case on terms previously approved by Extraordinary Resolution (which shall bear the same meaning in this Appendix II as in the Loan
         Note Instrument)); or

o an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of, the whole or substantially the whole of the undertaking of AMVESCAP and such person has not been paid out or discharged within 30 days.

AMVESCAP or any other member of the AMVESCAP Group will be entitled at any time to purchase any Loan Notes by tender (available to all Noteholders alike), private treaty or otherwise, at any price agreed by the Noteholder.

d)       MODIFICATION

The provisions of the Loan Note Instrument and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect with both the sanction of an extraordinary resolution of the Noteholders and the consent of AMVESCAP. AMVESCAP may, with the consent of its financial adviser, amend the provisions of the Loan Note Instrument without such sanction or consent, if such amendment is of a formal, minor or technical nature or to correct a manifest error.

e)       SUBSTITUTION OR EXCHANGE

The Loan Notes will contain provisions entitling AMVESCAP without the consent of Noteholders to substitute any subsidiary or holding company of AMVESCAP incorporated in England and Wales as the principal debtor under the Loan Note Instrument and the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes issued on the same terms mutatis mutandis by such other members of AMVESCAP Group incorporated in England and Wales. References to AMVESCAP in this summary shall be construed accordingly. The obligations of any substituted issuer will be unconditionally guaranteed as to payment of principal and interest by AMVESCAP.

f)       STATUS OF LOAN NOTES

The Loan Note Instrument will contain provisions intended to ensure that the Loan Notes are not qualifying corporate bonds in the hands of non-corporate Noteholders for the purposes of Section 117 Taxation of Chargeable Gains Act 1992.

g)       REGISTRATION, TRANSFER AND MARKETABILITY

The Loan Notes will be evidenced by certificates and will be registered and transferable in minimum amounts of (pound)1,000 or integral multiples thereof (or the entire holding), provided that transfers will not be registered during the 21 days immediately preceding an interest payment date or while the register of Noteholders is closed.

No application has been made or is intended to be made to any stock exchange for the Loan Notes to be listed or otherwise traded.

The Loan Notes have not been and will not be registered under the Securities Act and no steps have been taken to qualify the Loan Notes for distribution in Japan or any province or territory of Canada and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission. Accordingly, unless an exemption under the Securities Act or relevant securities laws is available, the Loan Note Alternative is not available in the United States, Australia, Canada or Japan and the Loan Notes may not be directly or indirectly offered, sold or delivered in or into the United States, Australia, Canada or Japan or to or for the account or benefit of any restricted overseas persons.

h)       GOVERNING LAW

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

                                  APPENDIX III

              FINANCIAL AND OTHER INFORMATION RELATING TO AMVESCAP


NATURE OF FINANCIAL INFORMATION

The following financial information relating to AMVESCAP has been extracted, without material adjustment, from the audited financial statements of AMVESCAP for each of the three financial years ended 31 December 1997, 31 December 1998 and 31 December 1999 and the unaudited results of AMVESCAP for the nine months ended 30 September 2000 which were announced on 19 October 2000. The information set out in this Appendix III has not been restated for the purposes of this document and has been extracted from previously published sources and does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Audited statutory accounts have been delivered to the Registrar of Companies for the financial years ended 31 December 1997, 31 December 1998 and 31 December 1999. Unqualified audited reports in accordance with sections 235 to 237 of the Companies Act for each of the three financial years ended 31 December 1997, 31 December 1998 and 31 December 1999 were given by the auditors to AMVESCAP.

For the purposes of this Appendix III, "Company" shall mean AMVESCAP and "Group" shall mean the consolidated position of AMVESCAP, including its subsidiaries.

                                     PART A

                 RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2000

1.       CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                             Nine Months ended 30 September
                                                 -------------------------------------------------------
                                                                   2000
                                                 ----------------------------------------
                                                    Ordinary    Exceptional         Total          1999
                                                  activities          item
                                                 (pound)'000    (pound)'000   (pound)'000   (pound)'000
REVENUES                                            1,200,211            --     1,200,211       776,651
Operating expenses                                   (762,206)      (26,830)     (789,036)     (518,303)
                                                   ----------    ----------    ----------    ----------
                                                      438,005       (26,830)      411,175       258,348
Goodwill amortisation                                 (35,391)           --       (35,391)      (27,483)
                                                   ----------    ----------    ----------    ----------
OPERATING PROFIT                                      402,614       (26,830)      375,784       230,865
Investment income                                      13,372            --        13,372         7,428
Interest payable                                      (36,391)           --       (36,391)      (34,002)
                                                   ----------    ----------    ----------    ----------
PROFIT BEFORE TAXATION                                379,595       (26,830)      352,765       204,291
Taxation                                             (132,796)       11,805      (120,991)      (75,332)


                                                   ----------    ----------    ----------    ----------
PROFIT AFTER TAXATION                                 246,799       (15,025)      231,774       128,959
Dividends                                             (28,014)           --       (28,014)      (22,700)
                                                   ----------    ----------    ----------    ----------
RETAINED PROFIT FOR THE PERIOD                        218,785       (15,025)      203,760       106,259
                                                   ==========    ==========    ==========    ==========
EARNINGS PER SHARE:
 ---basic                                               37.4p        (2.3)p         35.1p         20.2p
 ---diluted                                             35.6p        (2.1)p         33.5p         19.3p
                                                   ----------    ----------    ----------    ----------
EARNINGS PER SHARE BEFORE GOODWILL AMORTISATION:
 ---basic                                               42.8p        (2.3)p         40.5p         24.5p
 ---diluted                                             40.7p        (2.1)p         38.6p         23.5p
                                                   ----------    ----------    ----------    ----------

2.       CONSOLIDATED BALANCE SHEET

                                                         30           31
                                                  September  31 December
                                                       2000         1999
                                                (pound)'000  (pound)'000
FIXED ASSETS
Goodwill                                          1,596,237       664,135
Investments                                         202,773       128,921
Tangible assets                                     133,598       108,021
                                                 ----------    ----------
                                                  1,932,608       901,077
                                                 ----------    ----------
CURRENT ASSETS
Debtors                                             966,820       675,856
Investments                                          78,899        60,135
Cash at bank and in hand                            442,822       189,732
                                                 ----------    ----------
                                                  1,488,541       925,723
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR   (1,290,184)     (706,289)
                                                 ----------    ----------
NET CURRENT ASSETS                                  198,357       219,434
                                                 ----------    ----------
TOTAL ASSETS LESS CURRENT LIABILITIES             2,130,965     1,120,511
CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR
Long-term debt                                     (871,412)     (659,120)
Provisions for liabilities and charges              (24,147)      (24,730)
                                                 ----------    ----------
NET ASSETS                                        1,235,406       436,661
                                                 ==========    ==========
CAPITAL AND RESERVES
Called up share capital                             185,160       168,617
Share premium account                             1,127,441       478,860
Other reserves                                     (661,672)     (591,533)
Profit and loss account                             584,477       380,717
                                                 ----------    ----------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS             1,235,406       436,661
                                                 ==========    ==========

3.       CONSOLIDATED CASH FLOW STATEMENT

                                            Nine Months  Nine Months
                                                  ended        ended
                                                30.9.00      30.9.99
                                           (pound)'000   (pound)'000
Operating profit                                375,784     230,865
Amortisation and depreciation                    72,654      74,856
Change in debtors, creditors, and other         228,239     (39,537)
                                               --------    --------
Net cash inflow from operating activities       676,677     266,184
                                               --------    --------
Interest paid, net of investment income         (14,833)    (16,577)
Taxation                                        (99,097)    (52,760)
Capital expenditure, net of sales               (38,121)    (37,590)
Net purchases of fixed asset investments        (26,169)     (7,351)
Acquisitions                                   (153,422)         --
Dividends paid                                  (36,439)    (31,694)
Net repayment of debt                           (82,096)    (78,744)
Foreign exchange on cash at bank and in hand     26,590       1,074
                                               --------    --------
Increase in cash at bank and in hand            253,090      42,542
                                               ========    ========

4.       SEGMENTAL INFORMATION

                                     Nine Months ended 30 September 2000
                                     -----------------------------------
                                    Revenues       Expenses Oper. Profit
                                 (pound)'000    (pound)'000  (pound)'000
Managed Products                     772,518      (390,458)      382,060
US Institutional                     146,023      (110,183)       35,840
INVESCO Global                       246,243      (174,296)       71,947
Retirement and Benefit Services       35,090       (32,219)        2,871
New Business                             337       (15,908)      (15,571)
Corporate                                 --       (39,142)      (39,142)
                                  ----------    ----------    ----------
                                   1,200,211      (762,206)      438,005
Goodwill amortisation                     --       (35,391)      (35,391)
                                  ----------    ----------    ----------
                                   1,200,211      (797,597)      402,614
                                  ==========    ==========    ==========

                                     Nine Months ended 30 September 2000
                                     -----------------------------------
                                    Revenues       Expenses Oper. Profit
                                 (pound)'000    (pound)'000  (pound)'000
Managed Products                    464,362      (251,680)      212,682
US Institutional                    128,257       (82,175)       46,082
INVESCO Global                      162,034      (125,379)       36,655
Retirement and Benefit Services      21,998       (24,003)       (2,005)
New Business                             --        (7,528)       (7,528)
Corporate                                --       (27,538)      (27,538)
                                   --------      --------      --------
                                    776,651      (518,303)      258,348
Goodwill amortisation                    --       (27,483)      (27,483)
                                   --------      --------      --------
                                    776,651      (545,786)      230,865
                                   ========      ========      ========

5.       NOTES TO THE FINANCIAL STATEMENTS

1. The taxation charge for the nine months ended 30 September 2000 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before goodwill amortisation and exceptional item is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of operating performance.

                                                       2000
                                        -----------------------------------
                                              Profit  Number of Per share
                                              before     Shares    Amount
                                            Goodwill      '000
                                        Amortisation
                                                 and
                                         Exceptional
                                                Item
                                         (pound)'000
Basic earnings per share                       282,190   659,944   42.8p
                                                                   -----
Issuance of options                                 --    32,670
Conversion of equity subordinated debentures     3,197     9,358
                                               -------   -------
Diluted earnings per share                     285,387   701,972   40.7p
                                               =======   =======   =====

                                        1999
                       -----------------------------------
                             Profit  Number of  Per share
                             before     Shares     Amount
                           Goodwill      '000
                       Amortisation
                        (pound)'000
Basic earnings per share     156,442   638,818      24.5p
                                                 --------
Issuance of options               --    27,876
                             -------   -------
Diluted earnings per share   156,442   666,694      23.5p
                             =======   =======   ========

6.   FUNDS UNDER MANAGEMENT

                                                 Managed Products
                                             ------------------------                                 RBS &
                                     Total       AIM        INVESCO       US Inst.       Global     New Bus.
                                                                   (in billions)
31 December 1999                     $357.4       $165.3       $ 34.4       $ 92.5        $ 57.2      $  8.0
Market gains                            7.2          3.8          4.5          1.6          (2.7)         --
Trimark acquisition                    16.7         16.7           --           --            --          --
Net new (lost) business                30.3         16.9         10.8         (5.5)          9.1        (1.0)
Change in US Money Market Funds         7.4          5.5          1.2           --           0.7          --
Transfers                                --           --           --         (0.1)         (0.1)        0.2
Foreign Currency                       (4.6)          --           --           --          (4.6)         --
                                -----------  -----------   ----------   ----------    ----------   ---------
30 Sept 2000                         $414.4       $208.2       $ 50.9       $ 88.5        $ 59.6      $  7.2
                                -----------  -----------   ----------   ----------    ----------   ---------
30 Sept 2000+                  (pound)280.0 (pound)140.7  (pound)34.4  (pound)59.8   (pound)40.2  (pound)4.9
                                ===========  ===========   ==========   ==========    ==========   =========

+Translated @ $1.48 per (pound)1.00.

                                     PART B

    FINANCIAL INFORMATION EXTRACTED FROM THE AUDITED FINANCIAL STATEMENTS OF
          AMVESCAP FOR THE THREE FINANCIAL YEARS ENDED 31 DECEMBER 1999

1.       CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                For the year ended 31 December
                                                                       Note         1999          1998          1997
                                                                             (pound)'000   (pound)'000   (pound)'000
REVENUES                                                                       1,072,350       802,172       530,659
Operating expenses                                                              (719,637)     (544,856)     (344,573)
                                                                              ----------    ----------    ----------
                                                                                 352,713       257,316       186,086
Exceptional item-integration                                                          --       (48,600)           --
Goodwill amortisation                                                    9       (36,754)      (21,221)           --
                                                                              ----------    ----------    ----------
OPERATING PROFIT                                                                 315,959       187,495       186,086
Investment income                                                        3        11,809        12,183         9,260
Interest payable                                                         4       (44,726)      (38,200)      (18,053)
                                                                              ----------    ----------    ----------
PROFIT BEFORE TAXATION                                                           283,042       161,478       177,293
Taxation                                                                 6      (102,010)      (67,373)      (60,279)
                                                                              ----------    ----------    ----------
PROFIT FOR THE FINANCIAL YEAR                                                    181,032        94,105       117,014
Dividends                                                                7       (58,244)      (50,594)      (39,462)
                                                                              ----------    ----------    ----------
RETAINED PROFIT FOR THE YEAR                                                     122,788        43,511        77,552
                                                                              ==========    ==========    ==========
EARNINGS PER ORDINARY SHARE:                                             8
 ---basic                                                                          28.3p         15.7p         22.7p
 ---diluted                                                                        27.1p         14.7p         20.8p
                                                                              ----------    ----------    ----------
EARNINGS PER ORDINARY SHARE BEFORE GOODWILL AMORTISATION AND             8
EXCEPTIONAL ITEM:
 ---basic                                                                          34.0p         26.0p         22.7p
 ---diluted                                                                        32.7p         24.3p         20.8p
                                                                              ----------    ----------    ----------

2.       BALANCE SHEET

At 31 December 1999

                                                                        Group                     Company
                                                                ------------------------   -----------------------
                                                         Note   (pound)'000   (pound)'000  (pound)'000 (pound)'000
FIXED ASSETS
Goodwill                                                    9                   664,135                        --
Investments                                                10                   128,921                 1,752,265
Tangible assets                                            11                   108,021                        --
                                                                               --------                 ---------
                                                                                901,077                 1,752,265
CURRENT ASSETS
Debtors                                                    12      675,856                   165,102
Investments                                                10       60,135                        --
Cash at bank and in hand                                           189,732                     5,338
                                                                 ---------                 ---------
                                                                   925,723                   170,440
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR             13     (706,289)                 (499,228)
                                                                 ---------                 ---------
NET CURRENT ASSETS/(LIABILITIES)                                                219,434                  (328,788)
                                                                              ---------                 ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         1,120,511                 1,423,477
LONG-TERM DEBT                                             14                 (659,120)                  (633,101)
PROVISIONS FOR LIABILITIES AND CHARGES                     15                  (24,730)                   (13,167)
                                                                              ---------                 ---------
NET ASSETS                                                                      436,661                   777,209
                                                                              =========                 =========
CAPITAL AND RESERVES
Called up share capital                                    16                   168,617                   168,617
Share premium account                                                           478,860                   478,860
Profit and loss account                                    17                   380,717                    15,691
                                                                              ---------                 ---------
                                                                              1,028,194                   663,168
Other reserves                                             17                  (591,533)                  114,041
                                                                              ---------                 ---------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                                           436,661                   777,209
                                                                              =========                 =========

3.       BALANCE SHEET

At 31 December 1998

                                                                        Group                    Company
                                                                -----------------------   -----------------------
                                                         Note   (pound)'000 (pound)'000   (pound)'000 (pound)'000
FIXED ASSETS
Goodwill                                                    9                   711,795                        --
Investments                                                10                   131,738                 1,673,851
Tangible assets                                            11                    88,781                        --
                                                                              ---------                 ---------
                                                                                932,314                 1,673,851
CURRENT ASSETS
Debtors                                                    12      479,381                   253,317
Investments                                                10       79,469                     2,861
Cash at bank and in hand                                           119,651                       384
                                                                 ---------                  --------
                                                                   678,501                   256,562
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR             13     (550,397)                 (477,944)
                                                                 ---------                  --------
NET CURRENT ASSETS/(LIABILITIES)                                                128,104                  (221,382)
                                                                              ---------                 ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         1,060,418                 1,452,469
LONG-TERM DEBT                                             14                  (686,010)                 (658,644)
PROVISIONS FOR LIABILITIES AND CHARGES                     15                   (43,438)                  (13,333)
                                                                              ---------                 ---------
NET ASSETS                                                                      330,970                   780,492
                                                                              =========                 =========
CAPITAL AND RESERVES
Called up share capital                                    16                   167,506                   167,506
Share premium account                                                           469,382                   469,382
Profit and loss account                                    17                   257,929                    27,048
                                                                              ---------                 ---------
                                                                                894,817                   663,936
Other reserves                                             17                  (563,847)                  116,556
                                                                              ---------                 ---------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                                           330,970                   780,492
                                                                              =========                 =========

4.       CONSOLIDATED SHAREHOLDERS' FUNDS

Movements in shareholders' funds for the Group comprise:

                                                                                   Profit and
                                                     Share       Share       Other       loss
                                                   capital     premium    reserves    account        Total
                                               (pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000
AT 1 JANUARY 1998                                   148,855    157,365   (542,100)    214,418     (21,462)
Profit for the financial year                            --         --         --      94,105      94,105
Dividends                                                --         --         --     (50,594)    (50,594)
Exercise of options                                   4,362     37,164    (36,356)         --       5,170
GT Global acquisition                                10,625    263,196         --          --     273,821
Conversion of loan note                               3,664     11,657        104          --      15,425
Currency translation  differences on investments
in overseas subsidiaries                                 --         --     14,505          --      14,505
                                                   --------   --------   --------    --------    --------
AT 31 DECEMBER 1998                                 167,506    469,382   (563,847)    257,929     330,970
Profit for the financial year                            --         --         --     181,032     181,032
Dividends                                                --         --         --     (58,244)    (58,244)
Exercise of options                                   1,111      9,478     (9,041)         --       1,548
Currency translation  differences on investments
in overseas subsidiaries                                 --         --    (18,645)         --     (18,645)
                                                   --------   --------   --------    --------    --------
AT 31 DECEMBER 1999                                 168,617    478,860   (591,533)    380,717     436,661
                                                   ========   ========   ========    ========    ========

5.       CONSOLIDATED CASH FLOW STATEMENT

                                                                                   For the year ended 31 December
                                                                                   1999                      1998
                                                               (pound)'000   (pound)'000  (pound)'000  (pound)'000
OPERATING ACTIVITIES
Operating profit                                                                315,959                   187,495
Exceptional item                                                                     --                    32,207
Depreciation                                                                     40,621                    26,216
Amortisation                                                                     62,674                    34,965
(Increase)/decrease in debtors                                                 (235,873)                   26,255
Increase/(decrease) in creditors                                                166,071                  (147,730)
Other                                                                            16,595                       453
                                                                              ---------                 ---------
                                                                                366,047                   159,861
RETURNS ON INVESTMENTS AND SERVICING OF
 FINANCE
Interest and dividends received                                    13,123                    10,804
Interest paid                                                     (44,148)                  (34,210)
                                                                 --------                  --------
                                                                                (31,025)                  (23,406)
TAXATION                                                                        (56,454)                  (60,111)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets, net of sales                   (56,721)                  (54,644)
Disposals/(purchases) of fixed assets
  investments, net of purchases of (pound)24.4 million
  in 1999 and net of sales of (pound)33.5 million in 1998           6,425                   (18,706)
                                                                 --------                  --------
                                                                                (50,296)                  (73,350)
ACQUISITION, NET OF CASH, CASH EQUIVALENTS, AND
 BANK OVERDRAFT ACQUIRED                                                             --                  (126,959)

DIVIDENDS PAID                                                                  (54,394)                  (44,410)
                                                                               --------                 ---------
CASH INFLOW/(OUTFLOW) BEFORE THE USE OF CASH
 EQUIVALENTS                                                                    173,878                  (168,375)
FINANCING
Issues of ordinary share capital                                    1,548                     5,170
Issue of senior notes                                                  --                   395,155
Credit facility, net                                              (53,911)                   72,889
Other loans and bank overdrafts                                   (54,381)                 (252,856)
                                                                 --------                  --------
                                                                               (106,744)                  220,358
Change in bank overdrafts                                                        24,529                   (21,627)
CHANGE IN CASH EQUIVALENTS                                                        6,852                   (33,833)
                                                                              ---------                 ---------
INCREASE/(DECREASE) IN CASH                                                      98,515                    (3,477)
                                                                              =========                 =========
RECONCILIATION TO INCREASE IN CASH AT BANK AND
 IN HAND
Increase/(decrease) in cash                                                      98,515                    (3,477)
Change in bank overdrafts                                                       (24,529)                   21,627
Change in cash equivalents                                                       (6,852)                   33,833
Foreign exchange movement on cash and cash equivalents                            2,947                    (3,013)
                                                                              ---------                 ---------
INCREASE IN CASH AT BANK AND IN HAND                                             70,081                    48,970
                                                                              =========                 =========

6.       STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                              For the year ended
                                                                                                  31  December
                                                                                                1999         1998
                                                                                         (pound)'000  (pound)'000
Profit for the financial year                                                                181,032       94,105
Currency translation differences on investments in overseas subsidiaries                     (18,645)      14,609
                                                                                           ---------    ---------
Total recognised gains and losses for the year                                               162,387      108,714
                                                                                           =========    =========

7.       NOTES TO THE FINANCIAL STATEMENTS

1.       ACCOUNTING POLICIES

(a)      Basis of accounting

         The accounts have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards.

(b)      Basis of consolidation

         The Group accounts consolidate the accounts of the Company and all its subsidiaries. Operating profit includes the results of subsidiaries acquired from their effective dates of acquisition. No profit and loss account is presented for the Company as permitted by S230 of the Companies Act 1985.

(c)      Goodwill

         The excess of the cost of shares in subsidiary undertakings acquired over the fair value of the net assets is capitalised as an asset and amortised through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves.

(d)      Revenue

         Revenue represents management, distribution, transfer agent, trading and other fees.

(e)      Tangible fixed assets and depreciation

         Depreciation is provided on fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life: leasehold improvements over the lease term; computers and other various equipment, between three and seven years

(f)      Investments

         Investments held as fixed assets in the Group and Company balance sheets are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realisable value.

(g)      Leases


         Assets held under finance leases are capitalised and included in fixed assets. Rentals under operating leases are charged evenly to the profit and loss account over the lease term.

(h)      Taxation

         Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future, calculated at the rate at which it is estimated that tax will be payable.

(i)      Foreign currencies

         Group: Assets and liabilities of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. Profit and loss account figures are translated at the weighted average rates for the year. Exchange differences arising on the translation of overseas subsidiaries' accounts are taken directly to reserves. Exchange differences on foreign currency borrowings, to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises, are taken directly to reserves. All other translation and transaction exchange differences (which are not material) are taken to the profit and loss account.

         Company: Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. Differences on foreign currency borrowings to the extent used to finance or provide a hedge against foreign equity investments are taken directly to reserves together with the exchange differences on the carrying amount of the related investments. All other differences are taken to the profit and loss account.

(j)      Pensions

         For defined contribution schemes, pension contributions payable in respect of the accounting period are charged to the profit and loss account. For defined benefit schemes, pension contributions are charged systematically to the profit and loss account over the expected service lives of employees. Variations from the regular cost are allocated to the profit and loss account over the average remaining service lives of employees.

2.       SEGMENTAL INFORMATION

Geographical analysis of the Group's business, which is principally investment management, is as follows:

                                Revenue                 Profit after exceptional item             Net assets
                        1999        1998        1997        1999         1998        1997        1999        1998
                 (pound)'000 (pound)'000 (pound)'000 (pound)'000  (pound)'000 (pound)'000 (pound)'000 (pound)'000
North America        859,993     659,241     457,379     322,611      208,379     184,234     187,434     143,701
Europe and Pacific   212,357     142,931      73,280      30,102          337       3,148      97,707      82,799
                   ---------     -------     -------     -------      -------     -------     -------     -------
                   1,072,350     802,172     530,659     352,713      208,716     187,382     285,141     226,500
                   =========     =======     =======
Goodwill                                                                                      664,135     711,795
Goodwill amortisation                                    (36,754)     (21,221)         --
Net interest                                             (32,917)     (26,017)    (10,089)
payable
                                                         -------      -------     -------
Profit before taxation                                   283,042      161,478     177,293
                                                         =======      =======     =======
Net debt                                                                                     (512,615)   (607,325)
                                                                                             --------    --------
Net assets                                                                                    436,661     330,970
                                                                                             ========    ========

The US dollar profits have been translated into sterling at an average rate for 1999 of 1.62 (1998: 1.66, 1997: 1.64). Revenue reflects the geographical segments from which services are provided and is not materially different from the geographical segments to which services are provided. Profit after exceptional item is stated after charging auditors' remuneration of (pound)1,218,000 in 1999 (1998: (pound)878,000, 1997:(pound)667,000) for audit work and (pound)1,044,000 in 1999 (1998: (pound)905,000, 1997: (pound)665,000)
for non audit work.

3.       INVESTMENT INCOME

                                               1999         1998         1997
                                        (pound)'000  (pound)'000  (pound)'000
Interest receivable                           8,597       12,235        7,964
Income/(loss) from listed investments         1,480       (1,347)         548
Income from unlisted investments              1,732        1,295          748
                                           --------     --------     --------
                                             11,809       12,183        9,260
                                           ========     ========     ========

4.       INTEREST PAYABLE

                                         1999         1998         1997
                                  (pound)'000  (pound)'000  (pound)'000
Senior notes                           26,343       16,771           --
Credit facility                        14,448       13,501        8,950
Other                                   3,935        7,928        9,103
                                     --------     --------     --------
                                       44,726       38,200       18,053
                                     ========    =========    =========

5.       DIRECTORS AND EMPLOYEES

                                  1999        1998         1997
                            (pound)'000  (pound)'000   (pound)'000
Wages and salaries             308,213     237,008      153,531
Social security costs           18,523      14,366        8,377
Other pension costs             22,440      17,451       11,237
                               -------     -------      -------
                               349,176     268,825      173,145
                               =======     =======      =======

Global Stock Plan ("the Plan")

A sum of (pound)12,453,000 (1998: (pound)9,826,000, 1997: (pound)8,340,000) has been paid into the Plan, a remuneration scheme for senior executives. This Plan is funded by a profit-linked bonus paid annually in respect of directors and senior employees into a discretionary employee benefit trust which then purchases shares or share equivalents of the Company in the open market. These securities are allocated within the trust and, provided they retain their position within the Group for a period of three years from the date of the bonus, are transferred to the participants upon retirement or termination of employment. The trust held 9,341,000 ordinary shares at 31 December 1999 (1998:
7,632,000, 1997: 5,618,000). The average number of employees of the Group during the year was 5,300 (1998: 4,500, 1997: 3,100). Of these totals, 4,000 (1998:
3,600, 1997: 2,580) were employed in North America and the remainder were employed in Europe and the Pacific.

6.       TAXATION

                                                                  1999         1998          1997
                                                            (pound)'000   (pound)'000   (pound)'000
UK taxation:
 Corporation tax at 30.25% (1998: 31.0%, 1997: 31.5%)           12,097        2,500         4,406
ACT recoverable                                                     --           --          (476)
                                                               -------      -------       -------
                                                                12,097        2,500         3,930
Overseas current taxation                                       79,333       58,770        52,297
Overseas deferred taxation                                      10,580        6,103         4,052
                                                               -------      -------       -------
                                                               102,010       67,373        60,279
                                                               =======      =======       =======

As at present there is no intention to distribute the retained earnings of certain overseas subsidiaries, no provision has been made for any additional taxation that might arise on distribution. Deferred taxation principally arises in relation to employee share options, contributions to the Global Stock Plan, and certain items related to the acquisition of GT Global.

7.              DIVIDENDS

                                                                  1999         1998          1997
                                                            (pound)'000   (pound)'000   (pound)'000
Interim paid, 3.5p per share (1998: 3p, 1997: 2.5p)             22,700        18,900       13,952
Final proposed, 5.5p per share (1998: 5p, 1997: 4.5p)           35,544        31,694       25,510
                                                               -------       -------      -------
                                                                58,244        50,594       39,462
                                                               =======       =======      =======

The trustees of the Employee Share Option Trust waived dividends amounting to (pound)2,796,000 in 1999 (1998: (pound)2,470,000, 1997: (pound)1,789,000).

8. EARNINGS PER SHARE

The directors consider that the profit before goodwill amortisation and exceptional item is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of the year by year performance of the business. Profit is shown below before (pound)36,754,000 (1998: (pound)21,221,000) of goodwill amortisation and before a (pound)40,800,000 net of tax exceptional item in 1998. Diluted earnings per share takes into account the effect of dilutive potential ordinary shares outstanding during the period.

1999                                           Number of
                                     Profit       shares  Per share
                                (pound)'000         '000     amount
Basic earnings per share            217,786      639,636      34.0p
                                                              =====
Issuance of options                      --       27,271
                                    -------      -------      -----
Diluted earnings per share          217,786      666,907      32.7p
                                    =======      =======      =====

1998                                           Number of
                                     Profit       shares  Per share
                                (pound)'000         '000     amount
Basic earnings per share            156,126      601,234      26.0p
                                                              =====
Issuance of options                      --       33,145
Conversion of loan rate                 521        8,977
                                    -------      -------      -----
Diluted earnings per share          156,647      643,356      24.3p
                                    =======      =======      =====

1997                                           Number of
                                     Profit       shares  Per share
                                (pound)'000         '000     amount
Basic earnings per share            117,014      516,309      22.7p
                                                              =====
Issuance of options                      --       31,790
Conversion of loan rate               1,140       19,253
                                    -------      -------      -----
Diluted earnings per share          118,154      567,352      20.8p
                                    =======      =======      =====

9. GOODWILL

                                                                  Net book
                                        Cost    Amortisation         value
                                 (pound)'000     (pound)'000   (pound)'000

AT 1 JANUARY 1999                    733,016        (21,221)       711,795
Exchange adjustment                     (280)            --           (280)
Provided during the year                  --        (36,754)       (36,754)
Purchase price adjustment            (10,626)            --        (10,626)
                                     -------        -------        -------
AT 31 DECEMBER 1999                  722,110        (57,975)       664,135
                                     =======        =======        =======

On 29 May 1998, the Company completed its acquisition of several legal entities within the Asset Management Division of Liechtenstein Global Trust AG (collectively referred to as "GT Global"). The results of GT Global were included in the Accounts from 1 June 1998. Total consideration for the acquisition was (pound)499 million. The cost of the integration of the GT Global businesses was (pound)48.6 million ((pound)40.8 million after tax), which was recorded as an exceptional item in 1998. The goodwill created by the acquisition was capitalised and is being amortised over 20 years.

Prior to 1998, goodwill had been written off as follows:

                                                           (pound)'000
To other reserves                                            1,184,339
To cancellation of share premium account                        44,468
To profit and loss account                                      73,600
                                                             ---------
                                                             1,302,407
                                                             =========

10. INVESTMENTS (HELD AS FIXED ASSETS)

                                   Shares of          Other
                                AMVESCAP PLC    investments          Total
                                 (pound)'000    (pound)'000    (pound)'000
(a) Group investments
Cost
AT 1 JANUARY 1999                    108,393         26,803        135,196
Exchange adjustments                      --          3,608          3,608
Addition                               8,207         16,235         24,442
Disposals                            (19,784)       (11,027)       (30,811)
                                    --------       --------       --------
AT 31 DECEMBER 1999                   96,816         35,619        132,435
                                    ========       ========       ========
Provisions against investments
AT 1 JANUARY 1999                     (2,027)        (1,431)        (3,458)
Net change                                --            (56)           (56)
                                    --------       --------       --------
AT 31 DECEMBER 1999                   (2,027)        (1,487)        (3,514)
                                    --------       --------       --------
Net book value
At 31 December 1998                  106,366         25,372        131,738
                                    --------       --------       --------
AT 31 DECEMBER 1999                   94,789         34,132        128,921
                                    ========       ========       ========

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust and comprise 26,716,000 ordinary shares, all of which are under option at 31 December 1999 to qualifying employees of the Group. The options vest after three years from the date of grant and lapse after 10 years. At 31 December 1999 there were options over these securities at exercise prices between 90p and 660p. The market price of the ordinary shares at the end of 1999 was 720p.

Other investments consist of investment in various Group mutual funds and unit trusts, investments on behalf of deferred compensation plans, and investments in insurance companies.

                                     Shares in         Loans to
                                    subsidiary       subsidiary        Shares of
                                  undertakings     undertakings     AMVESCAP PLC            Total
                                   (pound)'000      (pound)'000      (pound)'000      (pound)'000
(b) Company investments
Cost
AT 1 JANUARY 1999                      984,163          625,493          108,393        1,718,049
Exchange adjustments                    18,710           13,118               --           31,828
Addition                                52,197           23,014            8,207           83,418
Disposals                                   --          (17,048)         (19,784)         (36,832)
                                    ----------       ----------       ----------       ----------
AT 31 DECEMBER 1999                  1,055,070          644,577           96,816        1,796,463
                                    ==========       ==========       ==========       ==========
Provisions against investments
AT 1 JANUARY 1999
  AND AT 31 DECEMBER 1999              (34,699)          (7,472)          (2,027)         (44,198)
                                    ----------       ----------       ----------       ----------
Net book value
At 31 December 1998                    949,464          618,021          106,366        1,673,851
                                    ----------       ----------       ----------       ----------
AT 31 DECEMBER 1999                  1,020,371          637,105           94,789        1,752,265
                                    ==========       ==========       ==========       ==========

The holdings in all UK subsidiaries (which are all registered in England and Wales) consist of ordinary and / or preference shares. In the case of US subsidiaries, the holdings are of common stock. All material holdings are of 100 per cent of the equity capital.

INVESTMENTS HELD AS CURRENT ASSETS

Current asset investments include listed investments of (pound)56,786,000 (1998:
(pound)75,367,000) and unlisted investments of (pound)3,349,000 (1998:
(pound)4,102,000).

11. TANGIBLE ASSETS

Tangible assets are comprised of technology and other equipment.

                                                              Net book
                                   Cost    Depreciation          value
                            (pound)'000     (pound)'000    (pound)'000
AT 1 JANUARY 1999               134,228        (45,447)         88,781
Exchange adjustment               5,833         (2,693)          3,140
Additions                        58,002             --          58,002
Provided during the year             --        (40,621)        (40,621)
Disposals                       (16,985)        15,704          (1,281)
                               --------        -------        --------
AT 31 DECEMBER 1999             181,078        (73,057)        108,021
                               ========        =======        ========

Leased assets with a net book value of (pound)1,223,000 (1998: (pound)1,818,000) are included in tangible assets.

12. DEBTORS

                                               Group                      Company
                                           1999          1998          1999          1998
                                    (pound)'000   (pound)'000   (pound)'000   (pound)'000
Unsettled fund debtors                  246,364        75,292            --            --
Trade debtors                           134,826       112,257            --            --
Customer and counterparty debtors       125,513       132,158            --            --
Deferred sales commissions               68,487        51,320            --
Other debtors                            63,256        63,295         7,059         5,019
Deferred taxation                        21,841        31,859            --            --
Taxation prepaid/recoverable             15,569        13,200        14,923        10,282
Intercompany debtors                         --            --       143,120       238,016
                                        -------       -------       -------       -------
                                        675,856       479,381       165,102       253,317
                                        =======       =======       =======       =======

13. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                   Group                     Company
                                              1999          1998          1999          1998
                                       (pound)'000   (pound)'000   (pound)'000   (pound)'000
Unsettled fund creditors                   289,212        78,916            --            --
Customer and counterparty creditors        129,842       136,837            --            --
Accruals                                   168,606       227,809         9,918        19,138
Corporation tax payable                     49,437        14,747         1,039         1,411
Proposed ordinary dividend                  35,544        31,694        35,544        31,694
Trade creditors                             33,648        28,548            --            --
Bank overdraft                                  --        24,651            --            --
Current maturities of long-term debt            --         7,195            --            --
Intercompany creditors                          --            --       452,727       425,701
                                           -------       -------       -------       -------
                                           706,289       550,397       499,228       477,944
                                           =======       =======       =======       =======

14. LONG-TERM DEBT

                                                             Group                        Company
                                                         1999           1998           1999          1998
                                                  (pound)'000    (pound)'000    (pound)'000   (pound)'000
Senior notes -- US$250  million due 2003 at
  6.375% and US$400 million due 2005 at 6.6%          405,035        387,366        405,035       387,366
US$700 million credit facility due 2002               228,066        271,278        228,066       271,278
DM 60 million fixed note due 2001-2003,
  interest 6.15% -- 6.75%                              12,851         21,344             --            --
Senior notes -- US$9.8 million due 2001 at
6.5% and US$10 million due 2006 at 6.875%              13,168         12,841             --            --
Other debt                                                 --            376             --            --
                                                      -------       --------        -------       -------
Total long-term debt                                  659,120        693,205        633,101       658,644
Less: current maturities of long-term debt                 --         (7,195)            --            --
                                                      -------       --------        -------       -------
Total long-term debt, net of current maturities       659,120        686,010        633,101       658,644
                                                      =======       ========        =======       =======

The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare or pay cash dividends in excess of 60% of consolidated net profit. Interest is payable based upon LIBOR rates in existence at the time of each borrowing. Maturities of long-term debt are as follows: (pound)12,846,000 due 2001, (pound)228,066,000 due in 2002,
(pound)162,208,000 due in 2003, and (pound)256,000,000 due thereafter.

15. PROVISIONS FOR LIABILITIES AND CHARGES

                                          Group        Company
                                    (pound)'000    (pound)'000
Merger and acquisition provisions
AT 1 JANUARY 1999                        43,438         13,333
Cash paid                               (15,463)          (232)
Transfer and other adjustments           (3,547)            --
Foreign exchange                            302             66
                                        -------        -------
AT 31 DECEMBER 1999                      24,730         13,167
                                        =======        =======

These provisions consist of amounts provided as a result of the 1997 merger with A I M Management Group Inc. and the 1998 acquisition of GT Global. AIM provisions include commitments payable pursuant to the AIM merger agreement which expire in 2002. GT provisions include leasehold adjustments to be written off over the lease terms.

16. SHARE CAPITAL


                                                                                   1999                      1998
                                                                    Number  (pound)'000       Number  (pound)'000

Authorised ordinary shares of 25p each                         850,800,000      212,700  850,800,000      212,700
                                                               -----------      -------  -----------      -------
Allotted, called up and fully paid
ordinary shares of 25p each                                    674,468,227      168,617  670,023,406      167,506
                                                               ===========      =======  ===========      =======

During 1999 the Company has issued 4,444,821 ordinary shares as a result of options exercised.

As at 31 December 1999 shares are reserved of the following purposes:

                                                                                                          Last expiry
                                                                                Shares          Prices           date
Options arising from the AIM merger                                          9,125,691         25p-75p     April 2006
Subscription agreement (options) with the Employee Share Option Trust       53,000,000        90p-660p       Dec 2009
Options granted under the UK Sharesave Scheme                                  545,083       334p-510p       Mar 2002
Options granted under the International Sharesave Plan                       1,786,341       390p-502p       Dec 2001

17. SHAREHOLDERS' FUNDS

Movements in other reserves and profit and loss account of the Company comprise:

                                                                             Cancellation
                                                      Capital      Currency      of share           Total      Profit and
                                        Warrant    redemption    and merger       premium           other            loss
                                        reserve       reserve       reserve       account        reserves         account
                                    (pound)'000   (pound)'000   (pound)'000   (pound)'000     (pound)'000     (pound)'000
AT 1 JANUARY 1999                        30,694         3,992        37,402        44,468         116,556          27,048
Profit for the financial year                --            --            --            --              --          46,887
Dividends                                    --            --            --            --              --         (58,244)
Exercise of options                      (9,041)           --            --            --          (9,041)             --
Currency translation differences
   on investments in overseas
   subsidiaries                              --            --         6,526            --           6,526              --
                                        -------         -----        ------        ------        --------         -------
AT 31 DECEMBER 1999                      21,653         3,992        43,928        44,468         114,041          15,691
                                        =======         =====        ======        ======        ========         =======

18. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                               1999             1998
                                                                         (pound)'000      (pound)'000
Increase/(decrease) in cash                                                 98,515           (3,477)
Cash inflow from client cash                                               (33,818)          (7,715)
Cash outflow from debt and lease financing                                     822              415
Cash outflow/(inflow) from bank loans                                      108,290         (218,195)
Cash (outflow)/inflow from bank overdrafts                                 (47,578)          44,676
Cash (outflow)/inflow from cash equivalents                                 (6,852)          33,833
                                                                          --------         --------
CHANGE IN NET DEBT RESULTING FROM CASH FLOWS                               119,379         (150,463)
Debt and finance leases                                                       (664)        (309,765)
Translation difference                                                     (24,005)          15,630
                                                                          --------         --------
CHANGE IN NET DEBT RESULTING FROM NON-CASH CHANGES AND TRANSLATION         (24,669)        (294,135)
                                                                          --------         --------
MOVEMENT IN NET DEBT IN THE YEAR                                            94,710         (444,598)
NET DEBT BEGINNING OF THE YEAR                                            (607,325)        (162,727)
                                                                          --------         --------
NET DEBT END OF THE YEAR                                                  (512,615)        (607,325)
                                                                          ========         ========

19. ANALYSIS OF NET DEBT

                                                                            Non-cash
                                       31 December                       changes and     31 December
                                              1998       Cash flow       translation            1999
                                        (pound)'000     (pound)'000      (pound)'000     (pound)'000
1999
NET CASH:
Cash at bank and in hand                  119,651           67,134            2,947          189,732
Less: cash equivalents                    (67,960)           6,852           (2,281)         (63,389)
Bank overdrafts                           (24,651)          24,529              122               --
                                         --------         --------         --------         --------
                                           27,040           98,515              788          126,343
Client cash                                (7,715)         (33,818)              --          (41,533)
                                         --------         --------         --------         --------
                                           19,325           64,697              788           84,810
Cash equivalents                           67,960           (6,852)           2,281           63,389
Debt due within one year                   (7,195)           6,494              701               --
Debt due after more than one year        (686,010)          54,218          (27,328)        (659,120)
Finance leases                             (1,405)             822           (1,111)          (1,694)
                                         --------         --------         --------         --------
TOTAL                                    (607,325)         119,379          (24,669)        (512,615)
                                         ========         ========         ========         ========

                                                                                                Non-cash
                                                           31 December                       changes and      31 December
                                                                  1997        Cash flow      translation             1998
                                                           (pound)'000       (pound)'000     (pound)'000      (pound)'000
1998
NET CASH:
Cash at bank and in hand, including cash acquired on
  acquisition of (pound)8,095,000                               70,681           51,983           (3,013)         119,651

Less: cash equivalents, including cash equivalents
  acquired on acquisition of (pound)108,393,000                (35,250)         (33,833)           1,123          (67,960)

Bank overdrafts, including bank overdrafts acquired on
  acquisition of (pound)22,703,000                              (2,556)         (21,627)            (468)         (24,651)
                                                              --------         --------         --------         --------
                                                                32,875           (3,477)          (2,358)          27,040
Client cash                                                         --           (7,715)              --           (7,715)
                                                              --------         --------         --------         --------
                                                                32,875          (11,192)          (2,358)          19,325
Cash equivalents                                                35,250           33,833           (1,123)          67,960
Debt due within one year                                       (25,991)          10,419            8,377           (7,195)
Debt due after more than one year                             (203,598)        (183,938)        (298,474)        (686,010)
Finance leases                                                  (1,263)             415             (557)          (1,405)
                                                              --------         --------         --------         --------
TOTAL                                                         (162,727)        (150,463)        (294,135)        (607,325)
                                                              ========         ========         ========         ========

20. COMMITMENTS AND CONTINGENCIES

The Group operates a number of pension schemes throughout the world. All are defined contribution schemes with the exception of small schemes operating for employees in the UK, US, Hong Kong and Germany, which are defined benefit schemes. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of 31 December 1999 all plans are fully funded, with the exception of the German scheme, which is unfunded in accordance with local practice. The costs amounted to (pound)4,791,000 (1998: (pound)3,774,000, 1997: (pound)2,374,000) for the defined benefit schemes and (pound)17,649,000 (1998: (pound)13,677,000, 1997:
(pound)8,863,000) for the defined contribution schemes.

The Group's annual commitments under non-cancellable operating leases are as follows:

                                         Land and buildings             Other
Operating leases which expire:             1999         1998        1999        1998
                                     (pound)'000   (pound)'000  (pound)'000  (pound)'000
Within one year                           1,439        1,932         424         277
Within two to five years inclusive       11,960        9,683       3,291       1,895
In more than five years                   8,676        4,535       1,723          --
                                         ------       ------       -----       -----
                                         22,075       16,150       5,438       2,172
                                         ======       ======       =====       =====

The majority of the leases of land and buildings are subject to rent reviews. The Company had no annual commitments under non-cancellable operating leases. Guarantees and contingencies may arise in the ordinary course of business. The directors have not been notified of any material claims arising from such commitments. In the normal course of business, the Group is subject to various litigation matters; however, in management's opinion, there are no legal proceedings pending against the Group which would have a material adverse effect on its financial position, results of operations or liquidity.

21. FINANCIAL INSTRUMENTS

The interest rate profile of the financial liabilities of the Group at 31 December was:

                                                                                 Fixed rate
                                                                      financial liabilities
                                                               ----------------------------
                                                                                   Weighted
                                                                                    average
                                                                    Weighted     period for
                                      Floating                       average     which rate
1999                      Total           rate     Fixed rate  interest rate       is fixed
CURRENCY            (pound)'000    (pound)'000    (pound)'000              %          Years
-------------------------------------------------------------------------------------------
US dollar               646,824        228,066        418,758            6.5            4.6
DM                       12,851             --         12,851            6.5            3.0
Sterling                    219             --            219           11.0            1.5
Other                       920             --            920            2.8            3.3
                        -------        -------        -------        -------        -------
                        660,814        228,066        432,748            6.5            4.5
                        =======        =======        =======        =======        =======

                                                                                 Fixed rate
                                                                      financial liabilities
                                                               ----------------------------
                                                                                   Weighted
                                                                                    average
                                                                    Weighted     period for
                                      Floating                       average     which rate
1998                      Total           rate     Fixed rate  interest rate       is fixed
CURRENCY            (pound)'000    (pound)'000    (pound)'000              %          Years
-------------------------------------------------------------------------------------------


US dollar               676,142        275,576        400,566            6.5            5.6
DM                       52,859         31,515         21,344            6.0            3.0
Sterling                 10,433         10,023            410           12.0            1.0
Other                     2,876          2,240            636            8.0            3.5
                        -------        -------        -------        -------        -------
                        742,310        319,354        422,956            6.5            5.5
                        =======        =======        =======        =======        =======

The Group held the following financial assets as at 31 December:

                                              1999           1998
                                       (pound)'000    (pound)'000
CASH DEPOSITS
US Dollar                                   88,689         72,738
Sterling                                    29,685         25,207
Euro                                        31,029             --
Yen                                         21,090             --
Other                                       19,239         21,706
DEBT SECURITIES
Euro                                        43,083             --
DM                                              --         47,793
US TREASURY BILLS AND OTHER                  2,239          4,587
                                           -------        -------
TOTAL                                      235,054        172,031
                                           =======        =======

The cash deposits comprise deposits placed primarily in money market accounts and 7-day deposits. All the investments in debt securities are in fixed rate securities. The average interest rate on the euro securities is 3.47%, and the average time for which the rate is fixed is 0.1 years. The average interest rate on the US Treasury bills is 5.71% (1998: 4.35%), and average time for which the rate is fixed is 0.7 years (1998: 0.2 years). In 1998, the average interest rate for the DM securities was 3.5%, and the average time for which the rate was fixed was 0.2 years.

The Group has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. There were no material differences between the book value and fair values of financial assets and liabilities at 31 December 1999 and 1998.

                                   APPENDIX IV

              FINANCIAL AND OTHER INFORMATION RELATING TO PERPETUAL

NATURE OF FINANCIAL INFORMATION

The following financial information relating to Perpetual has been extracted, without material adjustment, from the audited financial statements of Perpetual for each of the three financial years ended 30 September 1997, 30 September 1998 and 30 September 1999, the unaudited interim results of Perpetual for the six months ended 31 March 2000, announced on 16 May 2000 and the unaudited preliminary results announcement for the financial year ended 30 September 2000, announced on 1 November 2000. The information set out in this Appendix IV has not been restated for the purposes of this document and has been extracted from previously published sources and does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The Group adopted FRS 16 "Current Tax" in its unaudited interim results for the six months ended 31 March 2000 and, accordingly, restated the results for the six months ended 31 March 1999 and the year ended 30 September 1999 in the unaudited interim results. Audited statutory accounts have been delivered to the Registrar of Companies for the financial years ended 30 September 1997, 30 September 1998 and 30 September 1999. Unqualified audited reports in accordance with sections 235 to 237 of the Companies Act for each of the three financial years ended 30 September 1997, 30 September 1998 and 30 September 1999 were given by the auditors to Perpetual.

For the purposes of this Appendix IV, "Company" shall mean Perpetual and "Group" shall mean the consolidated position of Perpetual, including its subsidiaries.

                                     PART A

               INTERIM RESULTS FOR THE PERIOD ENDED 31 MARCH 2000

1.       CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                              Unaudited Six   Unaudited Six        Audited
                                                                               Months ended    Months ended           Year
                                                                                    31.3.00         31.3.99  ended 30.9.99
                                                                        Note    (pound)'000     (pound)'000    (pound)'000
TURNOVER                                                                  2        550,811        621,598       1,095,129
Cost of sales                                                                     (545,873)      (615,297)     (1,084,398)
                                                                                 ---------      ---------      ----------
GROSS PROFIT                                                                         4,938          6,301          10,731
Administrative expenses                                                            (29,745)       (29,380)        (55,980)
Management fees and other operating income                                3         55,368         48,472         103,102
                                                                                 ---------      ---------      ----------
OPERATING PROFIT                                                                    30,561         25,393          57,853
Share of operating profit of joint venture                                             542            126             555
Income from fixed asset investments                                                    643            231             799
Interest receivable and similar income                                               3,271          3,896           6,629
Interest payable and similar charges                                                    (2)            (9)            (14)
                                                                                 ---------      ---------      ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                       35,015         29,637          65,822
Tax on profit on ordinary activities                                      4        (10,417)        (8,987)        (19,523)
                                                                                 ---------      ---------      ----------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION ATTRIBUTABLE TO THE                    24,598         20,650          46,299
MEMBERS OF PERPETUAL PLC
Equity dividends paid and proposed                                                 (12,601)       (10,472)        (21,821)
                                                                                 ---------      ---------      ----------
PROFIT RETAINED, TRANSFERRED TO RESERVES                                            11,997         10,178          24,478
                                                                                 =========      =========      ==========
Earnings per ordinary share                                               5
 -- basic                                                                            85.27p         73.03p         163.56p
 -- fully diluted                                                                    84.02p         69.36p         155.76p
Dividend per ordinary share
 -- paid                                                                                --             37p             77p
 -- proposed                                                                            43p            --              --

All activities derive from continuing operations

2.       STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                          Unaudited Six  Unaudited Six       Audited
                                                                           Months ended   Months ended    Year ended
                                                                                31.3.00        31.3.99       30.9.99
                                                                            (pound)'000    (pound)'000   (pound)'000
Profit on ordinary activities after taxation attributable to
  the members of Perpetual plc                                                  24,598         20,650          46,299
Exchange movements on overseas net assets                                           54             --              12
                                                                              --------       --------         -------
Total recognised gains                                                          24,652         20,650          46,311
                                                                              ========       ========         =======

3.       RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                           Unaudited Six  Unaudited Six
                                                            Months ended   Months ended    Audited Year
                                                                 31.3.00        31.3.99   ended 30.9.99
                                                             (pound)'000    (pound)'000     (pound)'000
Shareholders' funds at 1st October                               150,303        125,466         125,466
Profit on ordinary activities after taxation                      24,598         20,650          46,299
Dividends                                                        (12,601)       (10,472)        (21,821)
Exchange movements on overseas net assets                             54             --              12
Options exercised                                                    596            130             347
                                                                --------       --------        --------
Shareholders' funds at 31st March/30th September                 162,950        135,774         150,303
                                                                ========       ========        ========

4.       CONSOLIDATED BALANCE SHEET

                                                           Note   Unaudited       Unaudited         Audited
                                                                    31.3.00         31.3.99         30.9.99
                                                                (pound)'000     (pound)'000     (pound)'000
FIXED ASSETS
Tangible assets                                                      52,901          55,832          54,460
Investments                                                          29,930          16,074          27,422
                                                                 ----------      ----------      ----------
                                                                     82,831          71,906          81,882
CURRENT ASSETS
Properties awaiting disposal                                            687             518             687
Debtors                                                              37,931          37,403          21,775
Investments                                                           6,442          16,476           5,345
Assets held to cover amounts due to policyholders                    72,800          28,030          44,084
Units held in funds under management                                  6,009           3,308           2,070
Cash invested in money market fund                                   66,864          52,818          60,094
Cash at bank and in hand                                             79,648          92,782          45,408
                                                                 ----------      ----------      ----------
                                                                    270,381         231,335         179,463
                                                                 ----------      ----------      ----------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE  YEAR
Bank overdrafts                                                     (13,130)        (11,005)         (4,747)
Amounts due to policyholders                                        (72,800)        (28,030)        (44,084)
Creditors                                                           (99,588)       (126,861)        (60,011)
                                                                 ----------      ----------      ----------
                                                                   (185,518)       (165,896)       (108,842)
                                                                 ----------      ----------      ----------
NET CURRENT ASSETS                                                   84,863          65,439          70,621
                                                                 ----------      ----------      ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                               167,694         137,345         152,503
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR              (3,365)           (683)         (1,005)
PROVISIONS FOR LIABILITIES AND CHARGES                               (1,379)           (888)         (1,195)
                                                                 ----------      ----------      ----------
                                                                    162,950         135,774         150,303
                                                                 ==========      ==========      ==========
CAPITAL AND RESERVES
Called up share capital                                               2,931           2,831           2,836
Share premium account                                                 2,135           1,422           1,634
Other reserves                                                        1,025           1,025           1,025
Profit and loss account                                             156,859         130,496         144,808
                                                                 ----------      ----------      ----------
EQUITY SHAREHOLDERS' FUNDS                                    6     162,950         135,774         150,303
                                                                 ==========      ==========      ==========

5.       CONSOLIDATED CASH FLOW STATEMENT

                                                                    Note   Unaudited Six    Unaudited Six
                                                                            Months ended     Months ended     Audited Year
                                                                                 31.3.00          31.3.99    ended 30.9.99
                                                                             (pound)'000      (pound)'000      (pound)'000
Net cash inflow from operating activities                              1          53,170           61,843           54,736
Returns on investments and servicing of finance                        2           3,982            4,118            7,471
Taxation                                                                          (5,804)          (5,378)         (25,308)
Capital expenditure and financial investment                           2          (2,936)         (11,031)         (23,297)
Equity dividends paid                                                            (11,345)         (10,731)         (21,207)
                                                                                --------         --------         --------
CASH INFLOW/(OUTFLOW) BEFORE MANAGEMENT OF LIQUID
  RESOURCES AND FINANCING                                                         37,067           38,821           (7,605)
Management of liquid resources*                                                  (11,806)           4,056            9,149
Financing                                                                            596              130              347
                                                                                --------         --------         --------
INCREASE IN CASH                                                                  25,857           43,007            1,891
                                                                                ========         ========         ========
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS               3
Net funds at 1st October                                                         108,170          115,428          115,428
Increase in cash in the period                                                    25,857           43,007            1,891
Cash flow from increase/(decrease) in liquid  resources                           11,806           (4,056)          (9,149)
                                                                                --------         --------         --------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS                                     37,663           38,951           (7,258)
                                                                                --------         --------         --------
Net funds at 31st March/30th September                                           145,833          154,379          108,170
                                                                                ========         ========         ========

* Perpetual plc includes shares and government securities held as current asset investments, together with units held in funds under management, as liquid resources but excludes investment debtors and creditors, although considered to be highly liquid assets and liabilities, since they fall outside the definitions prescribed by Financial Reporting Standard 1. The above statement does not of itself, therefore, provide meaningful information about the liquidity of the Group.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 31 MARCH 2000

1.       NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                              Unaudited Six   Unaudited Six
                                                               Months ended    Months ended    Audited Year
                                                                    31.3.00         31.3.99   ended 30.9.99
                                                                (pound)'000     (pound)'000     (pound)'000
Operating profit                                                     30,561          25,393          57,853
Depreciation                                                          2,533           2,583           5,093
Profit on sale of tangible fixed assets                                 (38)            (87)            (92)
Profit on sale of properties                                             --            (139)           (139)
(Increase)/Decrease in investment debtors                           (14,989)        (13,006)          1,807
Increase in trade and other debtors                                    (698)         (1,477)         (1,066)
Increase/(Decrease) in investment creditors                          36,426          45,773          (8,401)
(Decrease)/Increase in trade and other creditors                       (643)          2,803            (319)
Effect of exchange rate movements on debtors/creditors                   18              --              --
                                                                 ----------      ----------      ----------
Net cash inflow from operating activities                            53,170          61,843          54,736
                                                                 ==========      ==========      ==========

Investment debtors and creditors are, as usual, at higher than normal levels at 31 March due to the level of transactions undertaken by clients around the time of the fiscal year end.

2.       ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

                                                              Unaudited Six   Unaudited Six
                                                               Months ended    Months ended    Audited Year
                                                                    31.3.00         31.3.99   ended 30.9.99
                                                                (pound)'000    (pound)'000      (pound)'000
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                     3,271           3,896           6,629
Interest paid                                                            (2)             (9)            (14)
Income from fixed assets investments                                    643             231             799
Net premium/discount amortised on
 fixed asset investments                                                 70              --              57
                                                                 ----------      ----------      ----------
Net cash inflow from returns on investments and                       3,982           4,118           7,471
 servicing of finance
                                                                 ==========      ==========      ==========
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets                            (1,033)         (2,814)         (4,141)
Payments to acquire fixed asset investments                          (2,000)         (8,839)        (20,807)
Receipts from sale of tangible fixed assets                              97             132             157
Receipts from sale of properties                                         --             490             490
Receipts from redemption of fixed asset investments                      --              --           1,004
                                                                 ----------      ----------      ----------
Net cash outflow from investing activities                           (2,936)        (11,031)        (23,297)
                                                                 ==========      ==========      ==========

                                                              Unaudited Six   Unaudited Six
                                                               Months ended    Months ended     Audited Year
                                                                    31.3.00         31.3.99    ended 30.9.99
                                                                (pound)'000     (pound)'000      (pound)'000
MANAGEMENT OF LIQUID RESOURCES
(Increase)/Decrease in cash invested in                              (6,770)          2,615          (4,661)
 money market fund
(Increase)/Decrease in current asset investments                     (1,097)          3,001          14,132
Increase in units in funds under management                          (3,939)         (1,560)           (322)
                                                                 ----------      ----------      ----------
Net cash (outflow)/inflow from management of
 liquid resources                                                   (11,806)          4,056           9,149
                                                                 ==========      ==========      ==========
FINANCING
Issue of shares                                                         596             130             347
                                                                 ==========      ==========      ==========

3.       ANALYSIS OF CHANGES IN NET FUNDS

                                                                                 Cash flow
                                                                 At 31.3.00      in period      At 1.10.99
                                                                (pound)'000    (pound)'000     (pound)'000
Net cash:
Cash at bank and in hand                                             79,648          34,240          45,408
Bank overdrafts                                                     (13,130)         (8,383)         (4,747)
                                                                 ----------      ----------      ----------
                                                                     66,518          25,857          40,661
                                                                 ----------      ----------      ----------
Liquid resources:
Cash invested in money market fund                                   66,864           6,770          60,094
Current asset investments                                             6,442           1,097           5,345
Units held in funds under management                                  6,009           3,939           2,070
                                                                 ----------      ----------      ----------
                                                                     79,315          11,806          67,509
                                                                 ----------      ----------      ----------
TOTAL NET FUNDS                                                     145,833          37,663         108,170
                                                                 ==========      ==========      ==========

NOTES TO THE INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 31 MARCH
2000

1.       PREPARATION OF INTERIM FINANCIAL INFORMATION

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 1999 statutory accounts with the exception that the Group has adopted "FRS 16, Current Tax". Following this adoption the only change results in the exclusion of tax credits, which arises on UK dividends receivable, from both investment income and the tax charge in the profit and loss account. In prior periods this tax credit has been included. The comparative figures have been re-stated accordingly. There is no effect on either last period's or this period's profit after tax from this change in policy. The interim financial information is unaudited but has been reviewed by the auditors.

The balance sheet at 30 September 1999 and the results for the year then ended have been abridged from the Group's 1999 statutory accounts which have been filed with the Registrar of Companies; the auditors' opinion on those accounts is unqualified.

The interim financial information for the six months ended 31 March 2000 together with the preliminary announcement was approved by the directors on 16 May 2000.

2.       TURNOVER

                                                              Unaudited Six  Unaudited Six
                                                               Months ended   Months ended    Audited Year
                                                                    31.3.00        31.3.99   ended 30.9.99
                                                                (pound)'000    (pound)'000     (pound)'000
Geographical analysis of turnover
United Kingdom                                                      492,810         544,987         941,504
Jersey                                                               58,001          76,611         153,625
                                                                 ----------      ----------      ----------
                                                                    550,811         621,598       1,095,129
                                                                 ==========      ==========      ==========

Turnover represents the aggregate sales to third parties of units in funds under the Group's management.

Net assets, turnover and profit before taxation arise from investment related activities in the United Kingdom and Jersey. Further analysis as required by Statement of Standard Accounting Practice No. 25 is not considered to be meaningful.

3.       MANAGEMENT FEES AND OTHER OPERATING INCOME

                                                              Unaudited Six   Unaudited Six    Audited Year
                                                               Months ended    Months ended   ended 30.9.99
                                                                    31.3.00         31.3.99     (pound)'000
                                                                (pound)'000     (pound)'000
Transaction related fees                                                869           1,673           2,782
Management fees                                                      47,352          40,379          87,555
Bureau income                                                         6,649           5,516          12,072
Other operating income                                                  498             904             693
                                                                 ----------      ----------      ----------
                                                                     55,368          48,472         103,102
                                                                 ==========      ==========      ==========

4.       TAX ON PROFIT ON ORDINARY ACTIVITIES

                                                              Unaudited Six   Unaudited Six
                                                               Months ended    Months ended     Audited Year
                                                                    31.3.00         31.3.99    ended 30.9.99
                                                                (pound)'000     (pound)'000      (pound)'000
United Kingdom Corporation Tax at 30% (1999 -- 31%)                   9,335           8,347          17,873
Foreign tax                                                             898             656           1,597
Adjustment to prior years' tax provisions                                --              --            (238)
Deferred tax                                                            184             (16)            291
                                                                 ----------      ----------      ----------
                                                                     10,417           8,987          19,523
                                                                 ==========      ==========      ==========

The United Kingdom Corporation Tax has been calculated by applying an estimate of the effective tax rate to the profit for the period.

5.       EARNINGS PER ORDINARY SHARE

The calculation for earnings per share is based on profit after tax attributable to ordinary shareholders of (pound)24,598,000 (1999 -- (pound)20,650,000), divided by the weighted average number of shares in issue, after taking into account options exercised during the financial period, namely 28,847,519 (1999 -- 28,276,200).

Under the accounting standard entitled "FRS 14, Earnings Per Share", the Group was required to change its basis for the calculation of fully diluted earnings per share. The calculation continues to be based on profit after tax, but the Group is now required to calculate the dilution effect of the full exercise of all ordinary share options granted by the Company by comparing the difference between the weighted average exercise price of exercisable share options with the average share price over the period, which are as follows:

                                                                         Unaudited Six   Unaudited Six
                                                                          Months ended    Months ended    Audited Year
                                                                               31.3.00         31.3.99   ended 30.9.99
Weighted average exercise price of exercisable share options (pence)          2366.23p         575.47p        1125.71p
Average share price in period/year (pence)                                    3308.33p        3315.00p        3479.58p
Dilution ratio applied to exercisable share options (%)                          28.5%           82.6%           67.6%
Weighted average of exercisable share options                               1,507,705       1,812,040       2,095,627
Dilution effect of exercisable share options                                  429,696       1,496,745       1,416,644
Weighted average of shares in issue                                        28,847,519      28,276,200      28,307,112
Total shares for calculating diluted earnings per share                    29,277,215      29,772,945      29,723,756

6.       RESERVES

                                                                                        Unaudited       Unaudited         Audited
                                                                                          31.3.00         31.3.99         30.9.99
                                                Share                                       Total           Total           Total
                                  Share       premium         Other    Profit and   Shareholders'   Shareholders'   Shareholders'
                                capital       account      reserves  loss account           funds           funds           funds
                            (pound)'000   (pound)'000   (pound)'000   (pound)'000     (pound)'000     (pound)'000     (pound)'000

Balance brought forward           2,836         1,634         1,025       144,808         150,303         125,466        125,466
Profit retained for                  --            --            --        11,997          11,997          10,178         24,478
period
Exchange movement                    --            --            --            54              54              --             12
Options exercised                    95           501            --            --             596             130            347
                             ----------    ----------    ----------    ----------      ----------      ----------     ----------
Balance carried forward           2,931         2,135         1,025       156,859         162,950         135,774        150,303
                             ==========    ==========    ==========    ==========      ==========      ==========     ==========

                                     PART B

    FINANCIAL INFORMATION EXTRACTED FROM THE AUDITED FINANCIAL STATEMENTS OF
         PERPETUAL FOR THE THREE FINANCIAL YEARS ENDED 30 SEPTEMBER 1999

1.       CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                       For the year ended 30 September
                                                                      Note           1999           1998            1997
                                                                              (pound)'000    (pound)'000     (pound)'000
TURNOVER                                                              1c,2      1,095,129      1,482,293       1,275,682
Cost of sales                                                                  (1,084,398)    (1,467,923)     (1,261,300)
                                                                              -----------    -----------     -----------
GROSS PROFIT                                                                       10,731         14,370          14,382
Administrative expenses                                                           (55,980)       (47,558)        (41,062)
Management fees and other operating income                               3        103,884         97,659          80,646
                                                                              -----------    -----------     -----------
OPERATING PROFIT                                                                   58,635         64,471          53,966
Share of operating profit of joint venture                               5            555            405             182
Income from fixed asset investments                                      6            799            101             120
Interest receivable and similar income                                   7          6,629          7,832           5,311
Interest payable and similar charges                                     8            (14)           (12)            (23)
                                                                              -----------    -----------     -----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                          2,9         66,604         72,797          59,556
Tax on profit on ordinary activities                                    10        (20,305)       (22,941)        (17,908)
                                                                              -----------    -----------     -----------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION ATTRIBUTABLE TO THE                   46,299         49,856          41,648
MEMBERS OF PERPETUAL PLC
Equity dividends paid and proposed                                      12        (21,821)       (21,166)        (17,447)
                                                                              -----------    -----------     -----------
PROFIT RETAINED, TRANSFERRED TO RESERVES                                23         24,478         28,690          24,201
                                                                              ===========    ===========     ===========
Earnings per ordinary share -- basic                                    13         163.56p        176.74p         148.36p
Earnings per ordinary share -- fully diluted                            13         155.76p        167.33p             --

All activities derive from continuing operations.

2.       STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                          Year ended
                                                                       30th September
                                                                     1999          1998
Profit on ordinary activities after taxation attributable
  to the members of Perpetual plc                                     46,299        49,856
Exchange movements on overseas net assets                                 12            --
                                                                  ----------    ----------
Total recognised gains                                                46,311        49,856
                                                                  ==========    ==========

3.       RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                Year ended
                                                              30th September
                                                          1999            1998
Shareholders funds at 1st October                         125,466          96,498
Profit on ordinary activities after taxation               46,299          49,856
Dividends                                                 (21,821)        (21,166)
Exchange movements on overseas net assets                      12              --
Options exercised                                             347             278
                                                       ----------      ----------
Shareholders' funds at 30th September                     150,303         125,466
                                                       ==========      ==========

4.       BALANCE SHEET

                                                                                 For the year ended
                                                                                 30 September 1999
                                                                                 Group         Company
                                                                   Note    (pound)'000     (pound)'000
FIXED ASSETS
Tangible assets                                                      14         54,460              --
Investments                                                       15,28         27,422          41,911
                                                                             ---------        --------
                                                                                81,882          41,911
CURRENT ASSETS
Properties awaiting disposal                                                       687              --
Debtors                                                              16         21,775          23,818
Investments                                                          17          5,345              --
Assets held to cover amounts due to policyholders                               44,084              --
Units held in funds under management                                             2,070              --
Cash invested in money market fund                                              60,094              --
Cash at bank and in hand                                             18         45,408               1
                                                                             ---------        --------
                                                                               179,463          23,819
                                                                             ---------        --------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Bank overdrafts                                                      19          4,747              --
Amounts due to policyholders                                                    44,084              --
Creditors                                                            19         60,011          33,143
                                                                             ---------        --------
                                                                               108,842          33,143
                                                                             ---------        --------
NET CURRENT ASSETS (LIABILITIES)                                                70,621          (9,324)
                                                                             ---------        --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                          152,503          32,587
Creditors: amounts falling due after more than one year              20         (1,005)             --
Provisions for liabilities and charges                               21         (1,195)             --
                                                                             ---------        --------
                                                                               150,303          32,587
                                                                             =========        ========
CAPITAL AND RESERVES
Called up share capital                                           22,23          2,836           2,836
Share premium account                                                23          1,634           1,634
Other reserves                                                       23          1,025              --
Revaluation reserve                                                  23             --           1,475
Profit and loss account                                              23        144,808          26,642
                                                                             ---------        --------
EQUITY SHAREHOLDERS' FUNDS                                                     150,303          32,587
                                                                             =========        ========

5.       CONSOLIDATED CASH FLOW STATEMENT

                                                                                                 For the year
                                                                                             ended 30 September
                                                                                 Note           1999            1998
                                                                                         (pound)'000     (pound)'000
Net cash flow from operating activities                                             1         55,518          72,193
Returns on investments and servicing of finance                                     2          7,471           7,921
Taxation                                                                                     (26,090)        (18,504)
Capital expenditure and financial investment                                        2        (23,297)        (23,599)
Equity dividends paid                                                                        (21,207)        (19,453)
                                                                                            --------        --------
CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING                     (7,605)         18,558
Management of liquid resources*                                                     2          9,149         (21,982)
Financing                                                                           2            347             278
                                                                                            --------        --------
INCREASE/(DECREASE) IN CASH                                                                    1,891         (3,146)
                                                                                            ========        ========
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS                            3
Net funds at 1st October                                                                     115,428          96,592
Increase/(Decrease) in cash in the year                                                        1,891          (3,146)
Cash flow from (decrease)/increase in liquid resources                                        (9,149)         21,982
                                                                                            --------        --------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS                                                 (7,258)         18,836
                                                                                            --------        --------
NET FUNDS AT 30TH SEPTEMBER                                                                  108,170         115,428
                                                                                            ========        ========

* Perpetual plc includes shares and government securities held as current asset investments, together with units held in funds under management, as liquid resources but excludes investment debtors and creditors, although considered to be highly liquid assets and liabilities, since they fall outside the definitions prescribed by Financial Reporting Standard 1. The above statement does not of itself, therefore, provide meaningful information about the liquidity of the Group.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

YEAR ENDED 30 SEPTEMBER

1.       NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                   1999            1998
                                                                (pound)'000     (pound)'000
Operating profit                                                     58,635          64,471
Depreciation                                                          5,093           3,289
Profit on sale of tangible fixed assets                                 (92)            (48)
Profit on sale of properties                                           (139)           (106)
Decrease in investment debtors                                        1,807           1,595
(Increase)/Decrease in trade and other debtors                       (1,066)          1,057
Decrease in investment creditors                                     (8,401)         (2,444)
(Decrease)/Increase in trade and other creditors                       (319)          4,379
                                                                 ----------      ----------
Net cash inflow from operating activities                            55,518          72,193
                                                                 ==========      ==========

2.       ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

Interest received                                                                    6,629           7,832
Interest paid                                                                          (14)            (12)
Income from fixed asset investments                                                    799             101
Net premium/discount amortised on fixed asset investments                               57              --
                                                                                ----------      ----------
Net cash inflow from returns on investments and servicing of finance                 7,471           7,921
                                                                                ==========      ==========
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets                                           (4,141)        (21,501)
Payments to acquire fixed asset investments                                        (20,807)         (4,442)
Receipts from sale of tangible fixed assets                                            157             204
Receipts from sale of properties                                                       490           2,140
Receipts from redemption of fixed asset investments                                  1,004              --
                                                                                ----------      ----------
Net cash outflow from investing activities                                         (23,297)        (23,599)
                                                                                ==========      ==========
MANAGEMENT OF LIQUID RESOURCES
Increase in cash invested in money market fund                                      (4,661)         (6,759)
Decrease/(Increase) in current asset investments                                    14,132         (15,807)
(Increase)/Decrease in units in funds under management                                (322)            584
                                                                                ----------      ----------
                                                                                     9,149         (21,982)
                                                                                ==========      ==========
FINANCING
Issues of shares                                                                       347             278
                                                                                ==========      ==========

3.       ANALYSIS OF CHANGES IN NET FUNDS

                                                                 At 30/9/99        Cashflow      At 1/10/98
                                                                (pound)'000     (pound)'000     (pound)'000
Net cash:
Cash at bank and in hand                                             45,408          (1,768)         47,176
Bank overdrafts                                                      (4,747)          3,659          (8,406)
                                                                 ----------      ----------      ----------
                                                                     40,661           1,891          38,770
                                                                 ----------      ----------      ----------
Liquid resources:
Cash invested in money market fund                                   60,094           4,661          55,433
Current asset investments                                             5,345         (14,132)         19,477
Units held in funds under management                                  2,070             322           1,748
                                                                 ----------      ----------      ----------
                                                                     67,509          (9,149)         76,658
                                                                 ----------      ----------      ----------
                                                                    108,170          (7,258)        115,428
                                                                 ==========      ==========      ==========

NOTES TO THE ACCOUNTS
YEAR ENDED 30 SEPTEMBER 1999

1.       ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with applicable accounting standards. The particular accounting policies adopted are described below.

         (a) ACCOUNTING CONVENTION

             The financial statements are prepared under the historical cost convention, as modified by the revaluation of shares in certain subsidiary companies.

         (b) BASIS OF CONSOLIDATION

             The Group financial statements consolidate the financial statements of the Company and all subsidiaries for the financial year ended 30th September 1999.

             Perpetual Investments Limited, an authorised insurance company, has prepared its accounts under the Schedule 9A Companies Act 1985. For purposes of consolidation these have been modified and consequently its results have been included in the consolidated accounts, with amounts included within the balance sheet representing the assets and liabilities of the policyholders held within the Company's unit-linked funds. These are shown under current assets as `Assets held to cover amounts due to policyholders', and under creditors falling due within one year as `Amounts due to policyholders'.

         (c) TURNOVER

             Turnover represents the aggregate sales, less discount given, to third parties of units in the Trust Funds under the Group's management. It excludes sums received from the Trustees upon the liquidation of units repurchased.

         (d) FOREIGN EXCHANGE

             Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions.

             Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rates of exchange ruling at the balance sheet date. All transactional exchange differences are dealt with through the profit and loss account.

             The financial statements of foreign subsidiaries are translated into Sterling at the closing rates of exchange and the differences arising from the translation of the opening net investment in subsidiaries at the closing rate are taken directly to reserves and shown in the statement of total recognised gains and losses.

         (e) TANGIBLE FIXED ASSETS

             Depreciation is not provided on freehold land. On other fixed assets depreciation is provided on cost in equal monthly instalments over the estimated lives of the assets. The rates of depreciation are as follows:

             Freehold buildings      2% per annum

             Motor vehicles          25% per annum

             Fixtures, fittings and computer equipment   25% per annum

             No depreciation is provided on the cost of property developments until the property is completed and brought into use.

         (f) INVESTMENTS

             Investments in shares, including United Kingdom government fixed interest stocks being held until maturity, listed on a recognised investment exchange and held as fixed assets, are stated at cost, adjusted for discount or premium amortisation as appropriate, less, if applicable, any provision for impairment in value. Those held as current assets are stated at the lower of cost and net realisable value.

         (g) INVESTMENT IN SUBSIDIARY UNDERTAKINGS

             Investments in subsidiary companies are reflected in the Company balance sheet at either cost or directors' valuation.

         (h) JOINT VENTURES

             In the consolidated accounts, shares in joint ventures are accounted for using the gross equity method. The consolidated profit and loss account includes the Group's share of the operating profit and attributable taxation of the joint venture based on audited financial statements for the year. In the consolidated balance sheet, the investment in the joint venture is shown as the Group's share of the gross assets and liabilities of the joint venture.

         (i) PROPERTIES AWAITING DISPOSAL

             Properties that are vacant and surplus to the Group's requirements, which are being actively marketed or in the process of being marketed, are treated as awaiting disposal. Properties awaiting disposal are transferred from tangible fixed assets at net book value and are valued at the lower of net book value and estimated net realisable value.

         (j) UNITS HELD IN FUNDS UNDER MANAGEMENT

             Units held are valued at repurchase cost or, in the case of new units, at the cost of their creation or, in either case if lower than those costs, at the bid price at the balance sheet date.

         (k) CASH FLOW STATEMENT

             Cash is invested in the money market fund as part of the Group's treasury management policy and comprises cash invested in the Perpetual Money Fund. The Group held approximately 86% of the issued units in the Perpetual Money Fund on 30th September 1999. The underlying investments in this fund are readily disposable cash instruments and have been classified in the cash flow statement as liquid resources. Income relating to this investment has been included in the profit and loss account within interest receivable and similar income. The units are valued in the balance sheet at the quoted price. This reflects the accumulations of interest earned on the fund. The Group includes shares and government securities held as current asset investments and units held in funds under management as liquid resources.

         (l) OPERATING LEASES

             Operating lease rentals are charged to the profit and loss account in equal annual amounts over the lease term.

         (m) PENSIONS

             The Group operates money purchase pension schemes for its directors and members of staff. Contributions to these schemes are charged against profits as the contributions are made.

         (n) DEFERRED TAXATION

             Provision is made for taxation liabilities arising from the allocation of items to different periods for taxation and for accounting purposes.

             No provision is made for additional tax which might become payable in the event of the remittance to the United Kingdom of earnings which are anticipated to be retained by overseas subsidiaries.

2.         TURNOVER

                                                    1999        1998
                                             (pound)'000 (pound)'000
GEOGRAPHICAL ANALYSIS OF TURNOVER:
 United Kingdom                                  941,504   1,321,450
 Jersey                                          153,625     160,843
                                               ---------   ---------
                                               1,095,129   1,482,293
                                               =========   =========

         All net assets, turnover and profit before taxation arise from investment related activities in the United Kingdom and Jersey. Further analysis as required by Statement of Standard Accounting Practice No. 25 is not considered to be meaningful.

3.       MANAGEMENT FEES AND OTHER OPERATING INCOME

                                        1999        1998
                                 (pound)'000 (pound)'000
Transaction related fees               2,782      2,183
Management fees                       87,555     83,833
Bureau income                         12,072     10,881
Other operating income                 1,475        762
                                     -------    -------
                                     103,884     97,659
                                     =======    =======

         The figures stated above exclude those arising from the Group's share of joint venture portfolio management income of (pound)1,043,000 (1998 -- (pound)652,000).

4.       INFORMATION REGARDING DIRECTORS AND EMPLOYEES

DIRECTORS' EMOLUMENTS:
 Fees                                                               79      58
 Other emoluments                                                2,020   1,958
 Pension contributions                                             267     245
                                                                 -----   -----
                                                                 2,366   2,261
                                                                 =====   =====
Other emoluments include a discretionary bonus based on the
 Group's performance                                               575     525
                                                                 =====   =====
REMUNERATION OF THE HIGHEST PAID DIRECTOR:

Discretionary bonus                                                170     160
Other emoluments                                                   319     328
Pension contributions                                               42      43
                                                                 -----   -----
                                                                   531     531
                                                                 =====   =====

         Six (1998 -- seven) directors, including the highest paid director, are accruing benefits under the Group's defined contribution pension scheme.

EMPLOYEE COSTS, EXCLUDING DIRECTORS, DURING THE YEAR:
 Wages and salaries                                       19,842   16,924
 Social security costs                                     2,081    1,586
 Other pension costs                                       1,159      976
                                                          ------   ------
                                                          23,082   19,486
                                                          ======   ======
AVERAGE NUMBER OF PERSONS EMPLOYED                           NO.      NO.
 ADMINISTRATION AND INFORMATION SYSTEMS                      541      472
 Sales and marketing                                         171      147
 Investment                                                   32       27
                                                          ------   ------
                                                             744      646
                                                          ======   ======

5.       SHARE OF OPERATING PROFIT AND JOINT VENTURE

                                                             1999         1998
                                                      (pound)'000  (pound)'000
Portfolio management income                                 2,086        1,304
Other income                                                   43           43
Administrative expenses                                    (1,019)        (537)
                                                           ------       ------
Operating profit of joint venture                           1,110          810
                                                           ======       ======
Share of operating profit of joint venture                    555          405
                                                           ======       ======

6.       INCOME FROM FIXED ASSET INVESTMENTS

Income from listed investments                                799          101
                                                           ======       ======

7.       INTEREST RECEIVABLE AND SIMILAR INCOME

         Included in interest receivable and similar income is an amount of (pound)2,944,000 (1998 -- (pound)3,545,000) arising from the investment in the money market fund.

8.       INTEREST PAYABLE AND SIMILAR CHARGES

Bank overdrafts                                        2          3
Other interest paid                                   12          9
                                                --------   --------
                                                      14         12
                                                ========   ========

9.       PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is after charging
 (crediting):
 Depreciation                                                                   5,093     3,289
 Profit on sale of fixed assets                                                   (92)      (48)
 Profit on sale of properties                                                    (139)     (106)
 Auditors' remuneration -- Audit                                                  280       275
                           -- Non-audit services:
                                 Regulatory and pension funds                      43        34
                                 Secondments                                       93       373
                           -- Other including taxation                            272       230
Operating lease rentals                                                           545       482
                                                                               ======    ======

         Auditors' remuneration includes irrecoverable VAT and expenses. Non-audit services principally comprise advice and assistance on taxation and secondments to support newly established functions, internal audit, compliance and other projects. The Company's audit fee is (pound)94,000 (1998 -- (pound)81,000).

10.      TAX ON PROFIT ON ORDINARY ACTIVITIES

United Kingdom Corporation Tax at 30.5% (1998 -- 31%)    17,873     19,868
Foreign tax                                               1,597      1,679
Tax suffered on franked investment income                   782        796
Adjustment to prior years' tax provisions                  (238)       (46)
Deferred tax                                                291        644
                                                        -------    -------
                                                         20,305     22,941
                                                        =======    =======

11.      RESULT OF PARENT COMPANY

         As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these accounts. The parent company's profit for the financial year amounted to (pound)34,846,000 (1998 -- (pound)26,083,000).

12.        EQUITY DIVIDENDS

                          1999                   1998                           1997
                 Per share (pound)'000  Per share    (pound)'000      Per share     (pound)'000
Interim paid         37.0p      10,476      37.0p         10,435          30.0p           8,429
Proposed final       40.0p      11,345      38.0p         10,731          32.0p           9,018
                     -----      ------      -----         ------          -----          ------
                     77.0p      21,821      75.0p         21,166          62.0p          17,447
                     =====      ======      =====         ======          =====          ======

13.      EARNINGS PER ORDINARY SHARE

         The calculation for earnings per share is based on profit after tax attributable to ordinary shareholders of (pound)46,299,000 (1998 -- (pound)49,856,000), divided by the weighted average number of shares in issue, after taking into account options exercised during the financial year, namely 28,307,112 (1998 -- 28,208,485).

         Under the accounting standard entitles "FRS 14, Earnings Per Share" the Group was required to change its basis for the calculation of fully diluted earnings per share. The calculation continues to be based on profit after tax, but the Group is now required to calculate the dilution effect of the full exercise of all ordinary share options granted by the Company by comparing the difference between the weighted average exercise price of exercisable share options with the average share price over the period, which are as follows:

                                                                                 1999            1998
Weighted average exercise price of exercisable share options (pence)         1125.71p         362.55p
Average share price in year (pence)                                          3479.58p        3356.46p
Dilution ratio applied to exercisable share options (%)                          67.6%           89.2%
Weighted average of exercisable share options                               2,095,627       1,754,972
Dilution effect of exercisable share options                                1,416,644       1,565,435
Weighted average of shares in issue                                        28,307,112      28,208,485
Total Shares for calculating diluted earnings per share                    29,723,756      29,773,920

         Comparative figures for the 1997 diluted earnings per share are not shown in view of the changes in numbers of options granted and outstanding, which may or do occur with the consequent impairment to the comparability of this statistic between different accounting years.

14.        TANGIBLE FIXED ASSETS

                                                                         Fixtures,
                                               Freehold               fittings and
                                               land and         Motor     computer
                                   Total      buildings      Vehicles    equipment
                             (pound)'000    (pound)'000   (pound)'000  (pound)'000
THE GROUP
Cost
At 1st October 1998               67,644         45,366         1,353       20,925
Additions                          4,141            467           257        3,417
Reclassification                    (187)          (187)           --           --
Disposals                           (239)            --          (205)         (34)
                                 -------        -------       -------      -------
At 30th September 1999            71,359         45,646         1,405       24,308
                                 -------        -------       -------      -------
Accumulated depreciation:
At 1st October 1998               11,999          1,155           550       10,294
Charge for the year                5,093            688           321        4,084
Reclassification                     (19)           (19)           --           --
Disposals                           (174)            --          (140)         (34)
                                 -------        -------       -------      -------
At 30th September 1999            16,899          1,824           731       14,344
                                 -------        -------       -------      -------
Net book value:
At 30th September 1999            54,460         43,822           674        9,964
                                 =======        =======       =======      =======
At 30th September 1998            55,645         44,211           803       10,631
                                 =======        =======       =======      =======

         Included in freehold land and buildings is an amount of (pound)11,485,000 (1998 -- (pound)11,692,000) in respect of freehold land which has not been depreciated.

15.        INVESTMENTS HELD AS FIXED ASSETS

           THE GROUP

                                                                                                  Total
                                                                                               (pound)'000
LISTED INVESTMENTS
Cost:
 At 1st October 1998                                                                                 6,336
 Additions                                                                                          20,807
 Disposals/redemptions                                                                              (1,004)
                                                                                                ----------
 At 30th September 1999                                                                             26,139
                                                                                                ----------
Amortised premium/discount:
 At 1st October 1998                                                                                    --
 Net charge in year                                                                                     57
                                                                                                ----------
 At 30th September 1999                                                                                 57
                                                                                                ----------
Carrying value:
 At 30th September 1999                                                                             26,082
                                                                                                ==========
 At 30th September 1998                                                                              6,336
                                                                                                ==========
 Market value at 30th September 1999                                                                25,798
                                                                                                ==========

                                                                                  1999             1998
                                                                              (pound)'000      (pound)'000
Investment in joint venture
 Share of gross assets                                                              1,345              789
 Share of gross liabilities                                                            (5)             (16)
                                                                                ---------       ----------
 Balance sheet value                                                                1,340              773
                                                                                =========       ==========
Summary
 Listed investments                                                                26,082            6,336
 Investment in joint venture                                                        1,340              773
                                                                                ---------       ----------
 Balance sheet value                                                               27,422            7,109
                                                                                =========       ==========

           THE COMPANY

           The Company's investments in certain subsidiaries were revalued by the directors in 1983 and 1987, based upon the underlying net asset values of those subsidiaries at that point in time.


Cost at 1st October 1998                                                                            34,461
Revaluation                                                                                          3,950
                                                                                                ----------
Carrying value at 1st October 1998                                                                  38,411
Net additions at cost                                                                                3,500
                                                                                                ----------
Carrying value at 30th September 1999                                                               41,911
                                                                                                ==========

         All of the above investments are unlisted and further details of subsidiaries are shown in note 28.

16.        DEBTORS

                                               The Group                  The Company
                                         1999           1998          1999         1998
                                      (pound)'000   (pound)'000   (pound)'000   (pound)'000
Investment debtors                         13,654        15,461            --            --
Trade debtors                               1,144         1,142            --            --
Inter group dividends receivable               --            --        23,000            --
Other debtors                               1,763         5,748           816           580
Prepayments and accrued income              5,214         3,719             2             2
                                      -----------   -----------   -----------   -----------
                                           21,775        26,070        23,818           582
                                      ===========   ===========   ===========   ===========

           Included in other debtors is an amount of (pound)nil (1998 -- (pound)4,160,000) in respect of Advance Corporation Tax recoverable by the Group after more than one year.

17.        INVESTMENTS HELD AS CURRENT ASSETS

                                                                                                          The Group
                                                                                                     1999           1998
                                                                                                 (pound)'000     (pound)'000
Shares and other securities listed on a recognised investment exchange in  Great Britain               5,345          19,477
                                                                                                 ===========     ===========
Market value at 30th September 1999                                                                    5,353          19,491
                                                                                                 ===========     ===========

           A taxation liability of (pound)3,000 (1998 -- (pound)4,000) for the Group would arise if these investments were sold at the stated market value.

18.        CLIENT MONIES

           (a)        CLIENTS' DEPOSITS

                      At 30th September, 1999 amounts held by the Group on behalf of clients in accordance with the Financial Services (Client Money) Regulations 1991 amounted to (pound)30,304,000 (1998 -- (pound)29,194,000). The Group has no beneficial interest in these deposits and accordingly they are not included in the balance sheet.

           (b)        SETTLEMENT MONEY

                      Included in the cash at bank and in hand balance is (pound)6,988,000 (1998 -- (pound)8,885,000) held in client settlement money accounts in accordance with the Financial Services (Client Money) (Supplementary) Regulations 1991. This money can only be used to settle outstanding transactions on behalf of clients.

19.        CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                     The Group                  The Company
                                                1999          1998          1999          1998
                                            (pound)'000   (pound),000   (pound)'000   (pound)'000
Bank overdraft -- unsecured*                      4,747         8,406            --            --
                                            ===========   ===========   ===========   ===========
Investment creditors                             18,292        26,693            --            --
Trade creditors                                   1,459         1,488            --            --
Owed to Group companies -- subsidiaries              --            --        21,721         8,445
Other creditors                                   3,775         1,811            --            --
Taxation and social security                     14,548        24,309            --           542
Accruals and deferred income                     10,592        12,691            77            62
Proposed dividend                                11,345        10,731        11,345        10,731
                                            -----------   -----------   -----------   -----------
                                                 60,011        77,723        33,143        19,780
                                            ===========   ===========   ===========   ===========

* At 30th September 1998 (pound)7,632,000 of the overdraft was secured by a fixed and floating charge over the assets of Perpetual Unit Trust Management Limited.

20.        CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                      The Group
                                                                                  1999           1998
                                                                              (pound)'000    (pound)'000
Foreign tax                                                                         1,005          1,029
                                                                             ============   ============

21.        PROVISIONS FOR LIABILITIES AND CHARGES

                                                                                      The Group
                                                                                  1999           1998
                                                                              (pound)'000    (pound)'000
Balance at 1st October                                                                904            260
Charge for the year                                                                   291            644
                                                                             ------------   ------------
Balance at 30th September                                                           1,195            904
                                                                             ============   ============

           Deferred taxation has been fully provided on the excess of capital allowances claimed over depreciation charged in the profit and loss account and other short-term timing differences.

22.        CALLED UP SHARE CAPITAL

                                                                                      The Company
                                                                                  1999           1998
                                                                              (pound)'000    (pound)'000
Authorised 37,500,000 ordinary shares of 10p each                                   3,750          3,750
                                                                             ============   ============
Called up, allotted and fully paid:
Balance at 1st October                                                              2,824          2,818
(28,239,600 ordinary shares of 10p each)
Options exercised                                                                      12              6
                                                                             ------------   ------------
Balance at 30th September
(28,363,150 ordinary shares of 10p each)                                            2,836          2,824
                                                                             ============   ============

           During the year 123,550 ordinary shares of 10p each ((pound)12,355 par value) were issued for (pound)347,505 on the exercise of options under the Company's Approved and Unapproved Share Option Schemes.

                                                                                               1999            1998
                                                                                                No.             No.
Outstanding options issued:
On 11th December 1990, exercisable at 40p                                                   870,925         883,775
On 24th December 1990, exercisable at 45p                                                    25,000          25,000
On 30th May 1991, exercisable at 64p                                                         57,500          57,500
On 5th June 1991, exercisable at 65p                                                         75,000          75,000
On 16th December 1991, exercisable at 84p                                                    25,000          25,000
On 7th January 1992, exercisable at 91p                                                      12,500          18,750
On 2nd June 1992, exercisable at 118p                                                        62,500          77,500
On 4th June 1992, exercisable at 132p                                                        12,500          12,500
On 27th November 1992, exercisable at 198p                                                   57,500          86,250
On 26th May 1993, exercisable at 392p                                                       125,000         196,250
On 13th December 1993, exercisable at 894p                                                       --           2,625
On 26th May 1994, exercisable at 993p                                                        77,250          80,500
On 31st May 1994, exercisable at 1015p                                                       27,750          27,750
On 19th December 1994, exercisable at 1086p                                                  26,000          26,000
On 2nd June 1995, exercisable at 1359p                                                       18,750          18,750
On 19th November 1996, exercisable at 2222p                                                  55,000          55,000
On 26th September 1997, exercisable at 2386p                                                 10,000          10,000
On 19th November 1997, exercisable at 2197p                                                  80,000          80,000
On 29th December 1997, exercisable at 2674p                                                  10,000          10,000
On 21st December 1998, exercisable at 3018p                                                  40,000              --
On 12th March 1999, exercisable at 3760p                                                    780,000              --
On 31st March 1999, exercisable at 3842p                                                      5,000              --
                                                                                         ----------      ----------
                                                                                          2,453,175       1,768,150
                                                                                         ==========      ==========

           A further 433,675 options may be granted at the discretion of the directors under the terms of the two employee share option schemes.

23.        RESERVES

                                                                                                                1999           1998
                                                   Share                                   Profit and    Total share    Total share
                                    Share        premium    Revaluation          Other           loss       holders'        holders
                                  capital        account        reserve       reserves        account          funds          funds
                              (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
                            -------------   ------------   ------------   ------------   ------------   ------------   ------------
THE GROUP
Balance at 1st October              2,824          1,299             --          1,025        120,318        125,466         96,498
Profit retained for year               --             --             --             --         24,478         24,478         28,690
Exchange movement                      --             --             --             --             12             12             --
Options exercised                      12            335             --             --             --            347            278
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
BALANCE AT 30TH SEPTEMBER           2,836          1,634             --          1,025        144,808        150,303        125,466
                             ============   ============   ============   ============   ============   ============   ============
THE COMPANY
Balance at 1st October              2,824          1,299          1,475             --         13,617         19,215         14,020
Profit retained for year               --             --             --             --         13,025         13,025          4,917
Options exercised                      12            335             --             --             --            347            278
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
BALANCE AT 30TH SEPTEMBER           2,836          1,634          1,475             --         26,642         32,587         19,215
                             ============   ============   ============   ============   ============   ============   ============

24.        OPERATING LEASE COMMITMENTS

           At 30th September 1999, the Group was committed to making the following payments during the next year in respect of operating leases for office equipment.

                                                         The Group
                                                   1999             1998
                                                (pound)'000      (pound)'000
Leases which expire:
Within one year                                         345             102
Within two to five years                                 32              43
In excess of five years                                  --              10
                                                -----------     -----------
                                                        377             155
                                                ===========     ===========

25.        CAPITAL COMMITMENTS


Contracted for but not yet provided                      45              --
                                                ===========     ===========

           The Capital commitments shown above relate to the refurbishment of office premises within Henley-on-Thames.

26.        FINANCIAL INSTRUMENTS

           The Group's financial instruments primarily comprise investments in the Perpetual Money Fund and cash. Additionally, the Group invests in government securities, shares listed on a recognised investment exchange in Great Britain and units held in funds managed by group companies. The main purpose of these investments is to provide an alternative investment vehicle to the Perpetual Money Fund and bank deposits.

           As permitted by Financial Reporting Standard 13, "Derivatives and other financial instruments", short-term debtors and creditors have been excluded from disclosures other than in respect of currency exposures.

           FRS 13 does not apply to insurance companies. Accordingly, the policyholders' funds of Perpetual Investments Limited have been excluded from these disclosures.

           Except for the limited use of forward foreign currency contracts the Group does not enter into derivatives transactions. The main risks arising from the Group's operations and the policies for managing each of those risks are summarised below.

           There has been no change in the policies in the year ended 30th September 1999, or since the balance sheet date. Since this is the first year for which FRS 13 applies comparative figures are not given.

           INTEREST RATE RISK

           The Group finances its operations through retained profits. Because of the limited use made of short-term bank borrowings, the Group does not attempt to manage its exposure to interest rate fluctuations separately from its overall treasury policy.

           LIQUIDITY AND CASH FLOW RISK

           Cash required for operational uses is placed on overnight deposit. Surplus cash is either invested in the Perpetual Money Fund, or on short-term deposit with approved credit institutions, or in government securities. The objective of the Perpetual Money Fund is to produce a high level of income combined with security, through investing in Sterling based or related money market fund assets. Units in the fund can be redeemed as required to provide liquidity.

           FOREIGN CURRENCY RISK

           Structural exposure to foreign currency risk arises as a result of investment in overseas operations; the Group does not seek to mitigate this risk because it believes any translation differences are unlikely to be material in the context of the Group's operations.

           Exposure to foreign currency risk also arises in respect of U.S. dollar denominated management fees from certain funds managed by Perpetual Fund Management (Jersey) Limited. Approximately 98% of Perpetual Fund Management (Jersey) Limited's management fee income in denominated in U.S. dollars. The risk on income is subject to forward foreign currency contracts to minimise this transactional exposure when considered necessary.

           COUNTERPARTY/CREDIT RISK

           The Group manages its exposure by placing monies on deposit across a range of counterparties, and by setting and monitoring limits both on the credit ratings of the counterparties and the amounts that can be deposited with each of them. The overall exposure to the banking sector is managed by maintaining a balance between cash held on deposit and investment in Gilts and similar securities.

           Because the majority of debtors are secured short-term investment debtors, the Board does not believe these give rise to any significant credit risk.

           MARKET PRICE RISK

           Exposure to market price risk, arising from the investments held and fluctuations in market value in respect of the income arising from funds under management, is managed by holding surplus strategic resources in Gilts, which are considered to be less volatile than equities or other debt instruments, Perpetual Money Fund, and other short-term investments offering a balance of low risk and reasonable returns. Exposure is also managed by controls over the levels of "manger's boxes" of units and shares held by the Group for trading purposes.

           Although income from management fees will fluctuate in line with movements in the value of the funds the Group manages, the impact is partially mitigated as both management fees and fee rebates are calculated on the same unit price.

           INTEREST RATE PROFILE AND FAIR VALUES OF FINANCIAL LIABILITIES AND FINANCIAL ASSETS

           The financial liabilities of the Group as at 30th September 1999 comprise overdrafts of (pound)4,747,000, however, of this only (pound)2,000 was represented by actual bank overdrafts, the balance being notional cash book overdrafts. This arises because of timing differences of transactions clearing and the Group Treasury policy of placing expected surplus monies on overnight deposit.

           There is an overdraft facility of (pound)250,000 available to the Group which is reviewed annually.

           The Group held the following financial assets as part of the financing arrangements as at 30th September 1999:

                                                                           Book value        Fair value
                                                                          (pound)'000       (pound)'000
Listed investments held as fixed assets -- Gilts                               24,644            24,360
Listed investments held as fixed assets -- Offshore Funds                       1,438             1,438
Listed investments held as current assets -- Gilts                              5,009             5,009
Shares held in PEP/ISA manager's box                                              336               344
Units held in funds under management                                            2,070             2,070
Cash invested in money market fund                                             60,094            60,094
Cash at bank and in hand                                                       45,408            45,408
Bank overdrafts                                                                (4,747)           (4,747)
                                                                        -------------     -------------
                                                                              134,252           133,976
                                                                        =============     =============

           All financial assets have been valued in accordance with the Group's accounting policies as set out in Note 1. The fair values of these investments have been calculated by reference to the mid-market value of listed investments and the bid price of units as at 30th September 1999.

           Cash at bank and in hand at 30th September 1999 is comprised of:

STERLING BALANCES ((pound)'000)                                                      Average
                                                                       Bank          rate of
                                                      Cash        overdraft         interest         Maturity
Cash                                                   795           (4,747)              --               --
Business premium accounts                              602               --                *        Overnight
Treasury deposits                                   25,916               --             5.01%       Overnight
Other deposits                                      15,032               --             5.39%         1 month
Other deposits                                       3,006               --             5.46%        3 months
                                              ------------     ------------
                                                    45,351           (4,747)
                                              ============     ============
U.S. DOLLAR BALANCES ($'000)
Cash                                                    94               --               --               --
                                              ============     ============
                                              ------------     ------------
TOTAL STERLING EQUIVALENT ((pound)'000)             45,407           (4,747)
                                              ============     ============

* The rate of interest on the overnight business premium accounts has a range of 1.25% for deposits of up to (pound)2,000, to 2.50% for deposits of (pound)250,000 and above.

           CURRENCY EXPOSURES

           The value of monetary assets and liabilities of the Group that are not denominated in the operating currency of the operating unit involved, as at 30th September 1999, was as follows:

                                                                US$'000
Debtor balances                                                   5,247
Cash balances                                                        94
Creditor balances                                               (5,595)

           The exchange rate used at 30 September 1999 to translate the above balances was 1.6467.

           GAINS AND LOSSES ON HEDGES

           Forward foreign currency transactions are entered into to minimise transactional exposure when considered prudent. There were no material hedging gains or losses either brought forward or recognised in the year, or as at 30 September 1999.

27.        RELATED PARTY TRANSACTIONS

           Directors invest in units trusts, other funds managed by Perpetual and other Perpetual products on terms available in the market place.

           Perpetual view participation in local projects and charities as an important contribution on the local community. The Group has made (pound)32,000 (1998 -- (pound)24,000) charitable donations and other contributions to local organisations where directors serve as trustees or directors for the charities or their associated management companies.

           During the year (pound)45,000 was spent on the refurbishment of certain freehold property of local historic interest in which M. Arbib has an interest, as disclosed in the Directors' Report on page 7 of those accounts.

28.        INFORMATION ON SUBSIDIARIES AND JOINT VENTURE

           SUBSIDIARIES

           The company owns 100% of the issued ordinary share capital of the following subsidiary companies, all of which are registered in England and Wales except where stated. All companies have been included within the consolidated accounts:

COMPANY:                                             Activities:
PERPETUAL UNIT TRUST MANAGEMENT                      Management of, and dealing for, UK authorised units trusts
LIMITED

PERPETUAL PORTFOLIO MANAGEMENT                       Management of Individual Savings Accounts and Personal
LIMITED                                              Equity Plans
                                                     Management of investment portfolios and the provision of
                                                     financial consulting services
PERPETUAL INVESTMENTS LIMITED

                                                     Authorised insurance company providing Personal Pension
                                                     Plans and investment management policies for
                                                     occupational pension schemes

PERPETUAL INVESTMENT MANAGEMENT                      Acting as an administration service company
SERVICES LIMITED

PERPETUAL ADMINISTRATION LIMITED                     Property developer and lessor

PERPETUAL FUND MANAGEMENT (JERSEY)                   Management of Jersey based unit trusts and investment

LIMITED (INCORPORATED IN JERSEY)                     portfolios

PERPETUAL HOLDINGS, INC.                             Holding company
(INCORPORATED IN THE USA)

PERPETUAL ASSET MANAGEMENT JAPAN                     Promotion of Perpetual products and services in Japan
CO., LIMITED (INCORPORATED IN JAPAN)


           Perpetual Software Services Limited, Perpetual Trustee Company Limited and Perpetual Unit Trust Management (Nominees) Limited did not trade during the year.

           The Company owns through Perpetual Fund Management (Jersey) Limited 100% of the issued ordinary share capital of the following subsidiary companies: Perpetual Nominees (Jersey) Limited, Perpetual Fund Managers (Jersey) Limited, and Perpetual Portfolio Management (Jersey) Limited. All of these companies are incorporated in Jersey. Perpetual Nominees (Jersey) Limited and Perpetual Fund Managers (Jersey) Limited did not trade during the year.

           JOINT VENTURE

           The Group holds through Perpetual Holdings, Inc. a 50 per cent. interest in Mentor Perpetual Advisors, L.L.C., a fund management company incorporated in the USA. The financial year end of Mentor Perpetual Advisors, L.L.C. is 31st December and their principal place of business is 901 East Byrd Street, Richmond, Virginia, VA 23219, USA.

                                     PART C

                                 PERPETUAL PLC
                            PRELIMINARY ANNOUNCEMENT
            UNAUDITED RESULTS FOR THE YEAR ENDED 30TH SEPTEMBER 2000

                              CHAIRMAN'S STATEMENT

I am pleased to report pre-tax profits for the year ended 30th September 2000 were (pound)72.7m (1999 (pound)65.8m as re-stated), which re-establishes profits at the level achieved in 1998.

A second interim dividend has been declared of 43p, making a total of 86p for the year (1999 77p). Accordingly, the Board does not intend to propose a final dividend.

Assets under management increased during the period under review from (pound)10.9 billion to (pound)11.8 billion. In our interim report for the period to 31st March we commented on the extraordinary and very volatile stockmarkets worldwide, drawing attention to the rapid rise, for most of the six-month period, of the telecoms, media and technology (TMT) sectors and their subsequent decline. For the calendar year to date, Perpetual has experienced improved investment performance. In particular, Perpetual's UK funds have performed strongly with the key UK PEP/ISA funds achieving top decile performance against relevant peer groups.

Our entry into the pension market is making progress in line with our business plan. We launched our group personal pension product in September.

In the year ahead we expect to benefit from our improved investment performance and growing pension sales.

On 19th October 2000 it was announced that agreement had been reached between your Board and the Board of AMVESCAP on the terms of a recommended cash and share offer for Perpetual plc.

The Board records its appreciation and thanks to our loyal staff, whose enthusiasm, hard work and commitment have made it possible to achieve these results in a challenging year.

Martyn Arbib
Chairman
1st November 2000

OPERATIONAL REVIEW

TRADING ENVIRONMENT

Trading during the year under review was dominated by the rapid rise in value of the TMT sectors in the last quarter of 1999 and the first quarter of the current year, and subsequent sharp corrections.

While many of our funds had exposure to TMT shares, we did not run funds which were very overweight in TMT shares. This created dramatic fluctuations in relative performance which, together with the absence of a pure technology fund, undermined our ability to achieve historic levels of market share. It has taken much of the rest of the year to rekindle confidence in our funds, particularly those that are key to PEP and ISA products.

Corporate bond funds, however, performed well and have underpinned the sales volumes achieved and now that the overall investment records, from a peer group perspective, are regaining lost ground, the level of redemptions has declined.

Speculation over the future ownership of Perpetual plc prompted a Stock Exchange announcement in May, and the subsequent review of strategic options has created uncertainty which has not helped the trading environment.

INVESTMENT

The main stockmarkets of the world had widely different performances during the year. As measured by the main indices, the USA and Continental Europe were the best markets followed by the UK and then Japan. The main feature of the world equity stockmarkets during the year was the strength during most of the first half of the year of the TMT sectors, followed by weakness during the second half.

The investment performance of our bond funds during the year to 30th September 2000 was excellent with our three UK authorised bond funds being top quartile performers.

        [PIE CHART]                                   [PIE CHART]

UK Authorised Funds over one year              Offshore Funds over one year
(total of 21 funds)                            (total of 14 funds)

1st Quartile      (5)                          1st Quartile     (2)
2nd Quartile      (3)                          2nd Quartile     (7)
3rd Quartile      (7)                          3rd Quartile     (2)
4th Quartile      (6)                          4th Quartile     (3)

         [PIE CHART]                                     [PIE CHART]

Pension Funds over one year                    Investment Trust over one year
(total of 5 funds)                             (total of 4 funds)

1st Quartile      (3)                          1st Quartile
2nd Quartile      (2)                          2nd Quartile     (1)
3rd Quartile                                   3rd Quartile     (2)
4th Quartile                                   4th Quartile     (1)


The one-year performance figures as at 27th October 2000 of our three main UK authorised funds have improved significantly since 30th September 2000. The two UK income funds, in particular, are now top quartile over a year, in addition to being top quartile over 5 years, 10 years and since launch.

MARKETING

During the first six months of the year, the boom experienced in the TMT sectors undermined the investment records of the important UK funds immediately prior to the ISA season running up to 5th April.

Newspaper advertising and a further outdoor poster campaign therefore aimed to focus the attention of investors and IFAs on our corporate bond capability, specifically the Monthly Income Plus Fund. The annual roadshows in the early part of the calendar year complemented this activity.

In the aftermath of the TMT boom the larger UK invested funds have significantly rebuilt performance records which has been important in stemming the flow of redemptions which inevitably peaked at the end of the ISA season in early April.

Work on promoting our embryonic pensions operation has continued according to plan and we are gradually building our position in the personal pension end of the market. Towards the conclusion of the trading period we were able to launch an initiative aimed at group personal pension schemes, our first entry into the heart of the defined contribution pension business.

Marketing research conducted over the summer months in the context of the standing of the Perpetual brand confirms that it remains a resonant and powerful retail investment brand.

SERVICE AND ADMINISTRATION

To support the Group's planned penetration of the pensions markets, significant resources have again been devoted to the development of both pensions products and administrative systems to support them. In September of this year Perpetual Investments Limited launched its group personal pension product on the market, in line with our original timescales.

The resilience of our in-house developed administration systems was demonstrated by a smooth transition into the new millennium. The development of our web site now enables clients to deal in ISA products, and access PEP and ISA account valuations, electronically.

Despite continued developments, we have managed to control the increase in our administrative expenses to just over 4%. This has been achieved through identifying more efficient practices throughout the organisation and stabilising headcount, whilst maintaining the high standards of customer service and administration that investors and IFAs alike have come to expect.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                      Year ended 30 September
                                                                                                         2000            1999
                                                                                          Note    (pound)'000     (pound)'000
                                                                                                                     Restated
TURNOVER                                                                                     2        994,322       1,095,129
Cost of sales                                                                                        (985,960)     (1,084,398)
                                                                                                    ---------      ----------
GROSS PROFIT                                                                                            8,362          10,731
Administrative expenses                                                                               (58,312)        (55,980)
Management fees and other operating income                                                   3        113,118         103,102
Exceptional item                                                                             4           (422)             --
                                                                                                    ---------      ----------
OPERATING PROFIT                                                                                       62,746          57,853
Share of operating profit of joint venture                                                              1,227             555
Income from fixed asset investments                                                                     1,646             799
Interest receivable and similar income                                                                  7,083           6,629
Interest payable and similar charges                                                                       (5)            (14)
                                                                                                    ---------      ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                                          72,697          65,822
Tax on profit on ordinary activities                                                         5        (21,625)        (19,523)
                                                                                                    ---------      ----------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION ATTRIBUTABLE TO THE
    MEMBERS OF PERPETUAL                                                                               51,072          46,299
PLC
Equity dividends paid and proposed                                                                    (25,202)        (21,821)
                                                                                                    ---------      ----------
PROFIT RETAINED, TRANSFERRED TO RESERVES                                                               25,870          24,478
                                                                                                    =========      ==========
Earnings per ordinary share after exceptional item:
                      - basic                                                                6         175.64p         163.56p
                      - fully diluted                                                        6         172.62p         155.76p
Earnings per ordinary share before exceptional item:
                      - basic                                                                6         177.10p         163.56p
                      - fully diluted                                                        6         174.05p         155.76p
Dividends paid        - pence per share                                                                    43p             37p
Dividends declared    - pence per share                                                                    43p             --
Dividends proposed    - pence per share                                                                    --             40p

All activities derive from continuing operations.

The second interim dividend is due for payment on 24 November 2000, with a final date for transfers on 3 November 2000.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                           Year ended 30 September
                                                                                             2000             1999
                                                                                      (pound)'000      (pound)'000

Profit on ordinary activities after taxation attributable to the members of
  Perpetual plc                                                                            51,072           46,299

Foreign exchange movements on overseas net assets                                             181               12
                                                                                     ------------     ------------
Total recognised gains                                                                     51,253           46,311
                                                                                     ============     ============

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                           Year ended 30 September
                                                                                             2000             1999
                                                                                      (pound)'000      (pound)'000

Shareholders' funds at 1 October                                                          150,303          125,466

Profit on ordinary activities after taxation attributable to the members of
  Perpetual plc                                                                            51,072           46,299

Dividends                                                                                 (25,202)         (21,821)

Foreign exchange movements on overseas net assets                                             181               12

Options exercised                                                                             595              347
                                                                                     ------------     ------------
Shareholders' funds at 30 September                                                       176,949          150,303
                                                                                     ============     ============

CONSOLIDATED BALANCE SHEET

                                                                                           30 September
                                                                                      2000               1999
                                                                               (pound)'000        (pound)'000
FIXED ASSETS
Tangible assets                                                                     51,429             54,460
Investments                                                                         32,632             27,422
                                                                                  --------           --------
                                                                                    84,061             81,882
CURRENT ASSETS
Properties awaiting disposal                                                --                   687
Debtors                                                                 30,770                21,775
Investments                                                              5,371                 5,345
Assets held to cover amounts due to policyholders                       85,279                44,084
Units held in funds under management                                     4,560                 2,070
Cash invested in money market fund                                      82,462                60,094
Cash at bank and in hand                                                51,745                45,408
                                                                      --------              --------
                                                                       260,187               179,463
                                                                      --------              --------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                           4,037                 4,747
Bank overdrafts
Amounts due to policyholders                                            85,279                44,084
Creditors                                                               75,416                60,011
                                                                      --------              --------
                                                                       164,732               108,842
                                                                      --------              --------
NET CURRENT ASSETS                                                                  95,455             70,621
                                                                                  --------           --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                              179,516            152,503

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                             (1,033)            (1,005)

PROVISIONS FOR LIABILITIES AND CHARGES                                              (1,534)            (1,195)
                                                                                  --------           --------
                                                                                   176,949            150,303
                                                                                  ========           ========
CAPITAL AND RESERVES
Called up share capital                                                              2,930              2,836
Share premium account                                                                2,135              1,634
Other reserves                                                                       1,025              1,025
Profit and loss account                                                            170,859            144,808
                                                                                  --------           --------
EQUITY SHAREHOLDERS' FUNDS                                                         176,949            150,303
                                                                                  ========           ========

CONSOLIDATED CASH FLOW STATEMENT

                                                                                            Year ended 30 September
                                                                                             2000              1999
                                                                               Note   (pound)'000       (pound)'000
                                                                                                           Restated
                                                                                     ------------      ------------
Net cash inflow from operating activities                                         1        71,318            54,736
Returns on investments and servicing of finance                                   2         8,720             7,471
Taxation                                                                                  (19,934)          (25,308)
Capital expenditure and financial investment                                      2        (4,822)          (23,297)
Equity dividends paid                                                                     (23,946)          (21,207)
                                                                                     ------------      ------------

CASH INFLOW (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING                  31,336            (7,605)

Management of liquid resources*                                                   2       (24,884)            9,149
Financing                                                                         2           595               347
                                                                                     ------------      ------------
INCREASE IN CASH                                                                            7,047             1,891
                                                                                     ============      ============
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS                          3

Net funds at 1 October                                                                    108,170           115,428

Increase in cash in the year                                                                7,047             1,891
Cash flow from increase (decrease) in liquid resources                                     24,884            (9,149)
                                                                                     ------------      ------------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS                                              31,931            (7,258)
                                                                                     ------------      ------------
Net funds at 30 September                                                                 140,101           108,170
                                                                                     ============      ============

* Perpetual plc includes shares and government securities held as current asset investments, together with units held in funds under management, as liquid resources but excludes investment debtors and creditors, although considered to be highly liquid assets and liabilities, since they fall outside the definitions prescribed by Financial Reporting Standard 1. The above statement does not of itself, therefore, provide meaningful information about the liquidity of the Group.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

1) NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                              2000            1999
                                                                                       (pound)'000     (pound)'000
                                                                                                          Restated
   Operating profit                                                                         62,746          57,853
   Depreciation                                                                              5,065           5,093
   Profit on sale of tangible fixed assets                                                     (44)            (92)
   Profit on sale of properties                                                               (460)           (139)
   (Increase) Decrease in investment debtors                                                (9,607)          1,807
   Decrease (Increase) in trade and other debtors                                              116          (1,066)
   Increase (Decrease) in investment creditors                                              11,054          (8,401)
   Increase (Decrease) in trade and other creditors                                          2,267            (319)
   Effect of foreign exchange rate movements                                                   181              --
                                                                                        ----------      ----------
   Net cash inflow from operating activities                                                71,318          54,736
                                                                                        ==========      ==========

2) ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

                                                                                              2000            1999
                                                                                       (pound)'000     (pound)'000
   RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
   Interest received                                                                         7,083           6,629
   Interest paid                                                                                (5)            (14)
   Income from fixed asset investments                                                       1,646             799
   Effect of foreign exchange rate movements on fixed asset investments                       (146)             --
   Net premium/discount amortised on fixed asset investments                                   142              57
                                                                                        ----------      ----------
   Net cash inflow from returns on investments and servicing of finance                      8,720           7,471
                                                                                        ==========      ==========
   CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
   Payments to acquire tangible fixed assets                                                (2,211)         (4,141)
   Payments to acquire fixed asset investments                                              (3,979)        (20,807)
   Receipts from sale of tangible fixed assets                                                 221             157
   Receipts from sale of properties                                                          1,147             490
   Receipts from redemption of fixed asset investments                                          --           1,004
                                                                                        ----------      ----------
   Net cash outflow from investing activities                                               (4,822)        (23,297)
                                                                                        ==========      ==========
   MANAGEMENT OF LIQUID RESOURCES
   Increase in cash invested in money market fund                                          (22,368)         (4,661)
   (Increase) Decrease in current asset investments                                            (26)         14,132
   Increase in units in funds under management                                              (2,490)           (322)
                                                                                        ----------      ----------
                                                                                           (24,884)          9,149
                                                                                        ==========      ==========
   FINANCING
   Issues of shares                                                                            595             347
                                                                                        ==========      ==========

3) ANALYSIS OF CHANGES IN NET FUNDS

                                                   At 30/9/2000        Cashflow     At 1/10/99
                                                    (pound)'000     (pound)'000    (pound)'000
                                                     ----------      ----------     ----------
   Net cash:
   Cash at bank and in hand                              51,745           6,337         45,408
   Bank overdrafts                                       (4,037)            710         (4,747)
                                                     ----------      ----------     ----------
                                                         47,708           7,047         40,661
                                                     ----------      ----------     ----------
   Liquid resources:
   Cash invested in money market fund                    82,462          22,368         60,094
   Current asset investments                              5,371              26          5,345
   Units held in funds under management                   4,560           2,490          2,070
                                                     ----------      ----------     ----------
                                                         92,393          24,884         67,509
                                                     ----------      ----------     ----------
                                                        140,101          31,931        108,170
                                                     ==========      ==========     ==========

NOTES TO THE PRELIMINARY ANNOUNCEMENT
YEAR ENDED 30 SEPTEMBER 2000

1.       PREPARATION OF THE PRELIMINARY ANNOUNCEMENT

         The consolidated profit and loss account, consolidated balance sheet and consolidated cash flow statement have been prepared on the basis of the accounting policies to be set out in the Group's 2000 statutory accounts, which are consistent with prior years, with the exception that the Group has adopted "FRS 16, Current Tax". Following this adoption the only change results in the exclusion of tax credits, which arise on UK dividends receivable, from both investment income and the tax charge in the profit and loss account. In prior years this tax credit had been included. The comparative figures have been re-stated accordingly. There is no effect on either last year's or this year's profit after tax from this change in policy.

2.       TURNOVER

                                                                2000           1999
                                                         (pound)'000    (pound)'000
         Geographical analysis of turnover:
          United Kingdom                                     896,305        941,504
          Jersey                                              98,017        153,625
                                                          ----------     ----------
                                                             994,322      1,095,129
                                                          ==========     ==========

         All net assets, turnover and profit before taxation arise from investment related activities in the United Kingdom and Jersey. Further analysis as required by Statement of Standard Accounting Practice No. 25 is not considered to be meaningful.

3.       MANAGEMENT FEES AND OTHER OPERATING INCOME

         Transaction related fees                              1,580          2,782
         Management fees                                      97,291         87,555
         Bureau income                                        13,365         12,072
         Other operating income                                  882            693*
                                                          ----------     ----------
                                                             113,118        103,102
                                                          ==========     ==========

         The figures stated above exclude those arising from the Group's share of joint venture portfolio management income of (pound)1,568,000 (1999 -- (pound)1,043,000).

         *The comparative figure for 1999 has been restated following the adoption of "FRS 16, Current Tax".

4.       EXCEPTIONAL ITEM

         Perpetual plc has incurred an amount of (pound)422,000 representing costs incurred in respect of a strategic review, which has been charged to the profit and loss account during the financial year ending 30 September 2000.

5.       TAX ON PROFIT ON ORDINARY ACTIVITIES

         United Kingdom Corporation Tax at 30% (1999 -- 30.5%)           19,397          17,873
         Foreign tax                                                      1,889           1,597
         Adjustment to prior years' tax provisions                           --            (238)
         Deferred tax                                                       339             291
                                                                     ----------      ----------
                                                                         21,625          19,523*
                                                                     ==========      ==========

         *The comparative figure for 1999 has been restated following the adoption of "FRS 16, Current Tax".

6.       EARNINGS PER SHARE

         The calculation for earnings per share is based on profit after tax attributable to ordinary shareholders of (pound)51,072,000 (1999 -- (pound)46,299,000), divided by the weighted average number of shares in issue, after taking into account options exercised during the financial year, namely 29,076,484 (1999 -- 28,307,112).

         The calculation for earnings per share before exceptional item is based on profit after tax attributable to ordinary shareholders of (pound)51,494,000.

         The calculation for fully diluted earnings per share reflects the dilution effect of the full exercise of all ordinary share options granted by the Company by comparing the difference between the weighted average exercise price of exercisable share options with the average share price over the period.

                                                                                         2000            1999
         Weighted average exercise price of exercisable share options (pence)          2367.10p        1125.71p
         Average share price in year (pence)                                           3553.54p        3479.58p
         Dilution ratio applied to exercisable share options (%)                          33.4%           67.6%
         Weighted average of exercisable share options                               1,522,852       2,095,627
         Dilution effect of exercisable share options                                  508,633       1,416,644
         Weighted average of shares in issue                                        29,076,484      28,307,112
         Total shares for calculating diluted earnings per share                    29,585,117      29,723,756

7.       RESERVES

                                                                                                    2000         1999
                                                                                                   Total        Total
                                                            Share                    Profit       share-       share-
                                               Share      premium        Other     and loss      holders     holders'
                                             capital      account     reserves      account        funds        funds
                                         (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000
                                            --------     --------     --------     --------     --------     --------
         THE GROUP
         Balance at 1 October                  2,836        1,634        1,025      144,808      150,303      125,466
         Profit retained for year                 --           --           --       25,870       25,870       24,478
         Foreign exchange movement                --           --           --          181          181           12
         Options exercised                        94          501           --           --          595          347
                                            --------     --------     --------     --------     --------     --------
         Balance at 30 September               2,930        2,135        1,025      170,859      176,949      150,303
                                            ========     ========     ========     ========     ========     ========

8. The financial information set out above does not constitute the Group's statutory accounts for the years ended 30th September 2000 or 1999. Statutory accounts for the year ended 30 September 1999 have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

         The auditors have not yet reported on the statutory accounts for the year ended 30 September 2000, nor have any such accounts been delivered to the Registrar of Companies. The Group statutory accounts for the year ended 30 September 2000 will be delivered following the Company's Annual General Meeting.

         Copies of this statement can be obtained from the Company at Perpetual Park, Perpetual Park Drive, Henley-on-Thames, Oxfordshire RG9 1HH.

                                   APPENDIX V

                             ADDITIONAL INFORMATION

1.       RESPONSIBILITY

(a) The directors of AMVESCAP, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document (other than the information relating to the Perpetual Group, the directors of Perpetual and each of their immediate families and related trusts). To the best of the knowledge and belief of the directors of AMVESCAP (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Perpetual, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the Perpetual Group, the directors of Perpetual and each of their immediate families and related trusts. To the best of the knowledge and belief of the directors of Perpetual (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.       DIRECTORS

(a)      The directors of AMVESCAP are as follows: --
         Charles W. Brady (Chairman)
         Charles T. Bauer
         Sir John Banham
         The Hon. Michael D. Benson
         Joseph R. Canion
         Michael J. Cemo
         Gary T. Crum
         A.D. Frazier
         Robert H. Graham
         Roberto A. de Guardiola
         Hubert L. Harris
         Bevis Longstreth
         Robert F. McCullough
         Stephen K. West
         Alexander M. White

         The business address of each of the directors of AMVESCAP, and AMVESCAP's registered office, is 11 Devonshire Square, London EC2M 4YR.

(b)      The directors of Perpetual are as follows: --
         Martyn Arbib (Chairman)
         Roger C. Cornick
         David S. Mossop
         Geoffrey A. Probert
         Robert J. Yerbury
         The Rt. Hon. The Lord Camoys
         The Hon. J. Stuart Kirkwood
         John P. Waddington

         The business address of each of the directors of Perpetual, and Perpetual's registered office, is Perpetual Park, Perpetual Park Drive, Henley-on-Thames, Oxon, RG9 1HH.

3.       DISCLOSURE OF INTERESTS AND DEALINGS

         In this document "disclosure period" means the period commencing on 8 May 1999 (being the date 12 months prior to the commencement of the Offer Period) and ending on 1 November 2000 (being the latest practicable date prior to the posting of this document).

(a)      SHAREHOLDINGS IN PERPETUAL

         (i) As at 1 November 2000 (being the latest practicable date prior to posting of this document) AMVESCAP held no Perpetual Shares.

         (ii) As at 1 November 2000 (being the latest practicable date prior to posting of this document) none of the directors of AMVESCAP, nor their immediate families or connected persons (within the meaning of section 346 of the Companies Act) had any interests in Perpetual Shares.

         (iii) As at 1 November 2000 (being the latest practicable date prior to posting of this document) the persons who were or were deemed to be acting in concert with AMVESCAP for the purposes of the Offer held the following Perpetual Shares:-

                                                                                                 Numbers of
                                                                                                  Perpetual
         Party                                                                                       Shares
         INVESCO UK Equity Index Fund                                                                 2,580
         Tate and Lyle Group Pension Scheme                                                           1,900
         INVESCO Private Portfolio Management Limited (various private clients)                       9,373

         (iv) As at 1 November 2000 (being the latest practicable date prior to posting of this document) irrevocable undertakings to accept the Offer had been received as follows, representing, in each case, the entire holding of Perpetual Shares of the relevant person:-

                                                                                   Number of
                                                                                   Perpetual
                                                                                      Shares
                                                                                 irrevocably
         Name                                                                      committed
         The Martyn Arbib 1979 Settlement Trust                                    8,236,762
         Martyn Arbib                                                              2,800,000
         Geoffrey Probert                                                            253,217
         Robert Yerbury                                                              187,500
         David Mossop                                                                452,309
         Roger Cornick                                                               407,731
         The Hon. J. Stuart Kirkwood                                                   4,000
                                                                                  ----------
         Total                                                                    12,341,519
                                                                                  ==========

         (v) The details of the options held by the directors of Perpetual which have been granted under the terms of the Perpetual Share Option Schemes (all of which have been granted under the 1987 unapproved share option scheme) are as follows:-

                                           Number of
         Director                          Perpetual Shares      Exercise Price in pence       Date of Grant
         Roger Cornick                     35,000                3760                          12/03/1999
         David Mossop                      35,000                3760                          12/03/1999
         Geoffrey Probert                  25,000                3760                          12/03/1999
         Robert Yerbury                    25,000                3760                          12/03/1999

         (vii) As at 1 November (being the latest practicable date prior to posting of this document) the interests of the directors of Perpetual and their immediate families and connected persons (within the meaning of section 346 of the Companies Act) in Perpetual Shares (as shown in the register required to be kept under section 325 of the Companies Act or which have been notified to Perpetual pursuant to sections 324 or 326 of the Companies Act) were as follows:-

                                                        Number of   Perpetual Shares
         Party                                   Perpetual Shares       under option
         Martyn Arbib                                  2,800,000
         Martyn Arbib 1979 Settlement                  8,236,762
         Roger Cornick                                   407,731              35,000
         Stuart Kirkwood (Fiske Nominees)                  4,000
         David Mossop                                    403,606              35,000
         David Mossop and J Hendy                         48,703
         Geoffrey Probert                                253,217              25,000
         M J Probert                                      91,224
         Robert Yerbury                                  134,875              25,000
         E D Yerbury                                      52,625

(b)      DEALINGS IN PERPETUAL SHARES

         (i) During the disclosure period, AMVESCAP has not dealt for value in Perpetual Shares.

         (ii) As at 1 November 2000 (being the latest practicable date prior to posting of this document) none of the directors of AMVESCAP, nor their immediate families or connected persons (within the meaning of section 346 of the Companies Act) have dealt for value in Perpetual Shares.

         (iii) During the disclosure period, persons who are or are deemed to be acting in concert with AMVESCAP for the purposes of the Offer have dealt for value in the following numbers of Perpetual Shares:-

                                                                         Number of
                                                                         Perpetual     Price in
         Party                                  Date      Transaction       Shares        pence
         INVESCO Private
         Portfolio Management
         Limited ("IPPML")                  02/03/00             Sale          400         2650
         IPPML                              03/03/00             Sale          600         2650
         IPPML                              27/06/00         Purchase            2         3950
         IPPML                              07/03/00             Sale          214         3010
         IPPML                              02/03/00             Sale          300         2650
         IPPML                              27/06/00         Purchase          250         3950
         IPPML                              17/11/99         Purchase          400         3310
         IPPML                              17/11/99         Purchase          400         3310
         IPPML                              17/11/00         Purchase          400         3310
         IPPML                              18/05/99         Purchase          400         3420
         IPPML                              18/05/99         Purchase          600         3420
         IPPML                              14/06/99         Purchase          121         3335
         IPPML                              18/05/99         Purchase         1500         3420
         IPPML                              18/05/99         Purchase          600         3420
         IPPML                              24/05/99         Purchase          210         3275
         IPPML                              09/07/99         Purchase            4         3640
         IPPML                              24/05/99         Purchase          300         3275
         IPPML                              18/05/99         Purchase         1000         3420
         IPPML                              28/04/99             Sale          550         3625
         IPPML                              18/05/99         Purchase          200         3420
         IPPML                              18/05/99         Purchase         1000         3420
         IPPML                              06/10/99         Purchase         1000         3490
         IPPML                              06/10/99         Purchase         1000         3490
         IPPML                              06/10/99         Purchase         1000         3490
         IPPML                              04/09/00             Sale          350         4010

                                                                             Number of      Maximum      Minimum
                                                                             Perpetual     price in     price in
         Party                   Date                        Transaction        Shares        pence        pence
         Citibank N.A                       07/06/00         Purchase            1,000         3900         3900
         Citibank N.A                       31/05/00         Purchase            1,000         3929         3929
                                 MONTHLY
         Citibank N.A.             08/03/00-07/04/00         Sale                4,959         3030         3030
                                 QUARTERLY
         Citibank N.A.           08/12/99 - 07/02/00         Purchase              363         3735         3735
         Citibank N.A.             08/06/99-07/09/00         Purchase              247         3850         3850

         (iv) During the disclosure period, the directors of Perpetual and their immediate families and connected persons (within the meaning of section 346 of the Companies Act) including those persons referred to in paragraph (a)(iv) above have dealt for value in Perpetual Shares as follows:--

                                                                                     Number of
                                                                                     Perpetual          Price per share
Date                 Party                    Transaction                               Shares                 in pence
24/06/1999           Geoffrey Probert         Purchase PEP a/c                              56                     3561
                                              Barclays
24/06/1999           M J Probert              Purchase PEP a/c                              57                     3561
                                              Barclays
06/08/1999           Robert Yerbury           Sale of beneficial                         7,000                     3600
                                              holding
06/08/1999           E D Yerbury              Sale                                       8,000                     3600
01/09/1999           Geoffrey Probert         Purchase                                       6                     3850
01/09/1999           M J Probert              Purchase PEP a/c                               6                     3850
                                              Barclays
14/12/1999           Geoffrey Probert         Exercise of options                      178,125        Exercise Price 40
14/12/1999           Robert Yerbury           Exercise of options                       93,750        Exercise Price 40
19/01/2000           Geoffrey Probert         Purchase PEP a/c                              57                     3616
                                              Barclays
19/01/2000           M J Probert              Purchase PEP a/c                              57                     3616
                                              Barclays
09/02/2000           David Mossop             Sale                                         264                     2850
09/02/2000           David Mossop and         Sale                                         132                     2850
                     J Hendy

10/03/2000           David Mossop             Exercise of options                       18,750        Exercise Price 40
29/03/2000           M J Probert              Purchase PEP a/c                               7                     3116
                                              Barclays
29/03/2000           Geoffrey Probert         Purchase PEP a/c                               8                     3116
                                              Barclays
14/06/2000           M J Probert              Purchase PEP a/c                              62                     3896
                                              Barclays
14/06/2000           Geoffrey Probert         Purchase PEP a/c                              61                     3896
                                              Barclays
02/08/2000           M J Probert              Purchase PEP a/c                               7                     3886
                                              Barclays
02/08/2000           Geoffrey Probert         Purchase PEP a/c                               7                     3886
                                              Barclays

         (v) During the Offer Period, the following of Perpetual's associates have dealt for value in Perpetual Shares:--

                                                                                     Number of
                                                                                     Perpetual          Price per share
Date                 Party                    Transaction                               Shares                 in pence
08/05/2000           Cazenove Securities      Sale                                       2,575                     4175
                     Limited

(c)      SHAREHOLDINGS IN AMVESCAP

         (i) As at 1 November 2000 (being the latest practicable date prior to posting of this document) Perpetual held no AMVESCAP Shares.

         (ii) As at 1 November 2000 (being the latest practicable date prior to posting this document), the interests of the directors of AMVESCAP and their immediate families and connected persons (within the meaning of section 346 of the Companies Act) in the AMVESCAP Shares (as shown in the register required to be kept under section 325 of the Companies Act or which have been notified to AMVESCAP pursuant to sections 324 and 326 of the Companies Act) were as follows:-

                                                                                        Number of         AMVESCAP
                                                                                         AMVESCAP     Shares under
         Party                                                                             Shares           option
         Sir John Banham                                                                    2,000                0
         Charles T Bauer                                                               41,079,365          100,000
         Charles W Brady                                                                5,565,755        1,474,027
         The Hon. Michael Benson                                                          171,500          919,922
         Joseph R Canion                                                                   75,701                0
         Michael Cemo                                                                   7,338,370          400,000
         Gary Crum                                                                     33,463,616          351,815
         AD Frazier                                                                       128,728        1,001,815
         Robert Graham                                                                 30,998,210          550,000
         Roberto de Guardiola                                                           2,575,772                0
         Hubert L Harris                                                                  361,006          975,000
         Bevis Longstreth                                                                  81,326                0
         Robert F McCullough                                                              150,231          951,815
         Stephen West                                                                      47,461          211,972
         Alexander White                                                                  120,000                0

                  * Mr Roberto de Guardiola's interest in 2,564,886 AMVESCAP Shares, arises as a result of his being a discretionary beneficiary of a trust, which is the owner of Harley Services Limited, the registered owner of the shares.

         (iii) As at 1 November 2000 (being the latest practicable date prior to posting of this document, none of the directors of Perpetual, nor their immediate families or connected persons (within the meaning of section 346 of the Companies Act) had any interests in AMVESCAP Shares.

         (iv) As at 1 November 2000 (being the latest practicable date prior to posting of this document) persons who are or are deemed to be acting in concert with AMVESCAP for the purposes of the Offer held the following AMVESCAP Shares:--

                                                                                       Numbers of
                                                                                         AMVESCAP
         Party                                                                             Shares
         INVESCO Private Portfolio Management Limited
         (various private clients)                                                        307,021
         Index Fund No. 78                                                                 10,000
         Index Fund No. 82                                                                  5,000
         INVESCO UK Equity Index Fund                                                      20,806
         TOTAL                                                                            342,827
         Smith Barney Fund Management LLC                                                  27,977
         SB Portfolio Management                                                           29,207

                                                                                       Numbers of
                                                                                         American
                                                                                       depositary
                                                                                         receipts
                                                                                       ("ADR's")*
         SB Portfolio Management                                                           12,672
         Smith Barney Inc.                                                                      2

         * 5 ADR's represent 1 AMVESCAP Share.

         (v) As at 1 November 2000 (being the latest practicable date prior to posting of this document) in respect of Cazenove & Co. Suisse (SA) and Perpetual Unit Trust Management (Nominees) Limited and as at 31 October 2000 (being the latest practicable date for Merrill Lynch prior to posting of this document) in respect of Merrill Lynch Investment Managers and Merrill Lynch Pierce Fenner Smith the following associates of Perpetual held AMVESCAP Shares:--

                                                                                          Number of
         Party                                                                      AMVESCAP Shares
         Cazenove & Co. Suisse (SA)*                                                        144,500
         Merrill Lynch Investment Managers                                                  178,642
         Merrill Lynch Pierce Fenner Smith                                                       63
         Perpetual Unit Trust Management (Nominees) Limited                                  12,195

                  As at 1 November 2000 (being the latest practicable date prior to posting of this document) the following AMVESCAP Shares were managed on a discretionary basis by fund managers connected with AMVESCAP:-

                                                                                     Number of
                                                                                      AMVESCAP          Price in
         Party                                       Date     Transaction               Shares             pence
         UK Equity Index Fund                    11/02/00            Sale                8,322              7105
         UK Equity Index Fund                    29/02/00            Sale               16,000              7195

                  * Cazenove & Co. Suisse (SA) is a fund management subsidiary of Cazenove.

(d)      DEALINGS IN AMVESCAP SHARES

         (i) During the disclosure period, Perpetual has not dealt for value in AMVESCAP Shares.

         (ii) During the disclosure period, the directors of AMVESCAP and their immediate families or connected persons (within the meaning of section 346 of the Companies Act) dealt for value in AMVESCAP Shares as follows.

                  Directors

                                                                                             Number of        Price per
                                                                                              AMVESCAP         share in
Party                                                Date             Transaction               Shares            pence
Bevis Longstreth-deferred compensation plan          15/05/00         Purchase                   2,014            824.5
Roberto de Guardiola -- deferred compensation plan   15/05/00         Purchase                   2,014            824.5
Joseph Canion -- deferred compensation plan          15/05/00         Purchase                   2,014            824.5
Roberto de Guardiola                                 08/06/00         Sale                      42,000              925
Michael Cemo                                         19/06/00         Sale                      25,250  gift to charity
Charles Bauer                                        19/06/00         Sale                   2,500,000          978.787
Stephen West                                         26/06/00         Sale                      50,000           1015.2
Michael Cemo                                         25/10/00         Sale                     200,000           1480.5
Charles Bauer                                        26/10/00         Sale                   1,175,000  gift to charity
Roberto de Guardiola -- deferred compensation plan   30/09/99         Purchase                   3,050            495.5
Bevis Longstreth -- deferred compensation plan       30/09/99         Purchase                   3,050            495.5
Robert Graham                                        10/02/00         Sale                     100,000           727.18
Gary Crum                                            11/02/00         Sale                     120,000  gift to charity
Roberto de Guardiola -- deferred compensation plan   15/02/00         Purchase                   2,376              659
Bevis Longstreth -- deferred compensation plan       15/02/00         Purchase                   2,376              659

                                                                             Number of                Price per
                                                                              AMVESCAP                 share in
Date              Party                    Transaction                          Shares                    pence
07/02/00          Charles Brady exercise   Purchase                              2,376                      659
                  of options and sale of
                  shares
14/12/99          Hubert Harris exercise   Purchase                            300,000                       94
                  of options and sale of
                  shares
14/12/99          Hubert Harris exercise   Sale                                300,000                      715
                  of options and sale of
                  shares
13/12/99          Gary Crum                Purchase                             50,000                       94
13/12/99          Gary Crum                Sale                                 50,000                      716
13/12/99          Michael Cemo             Sale                                350,000                      718
13/12/99          Robert Graham            Sale                                150,000                      718
14/12/99          Hubert Harris            Sale                                 50,000                      718
13/12/99          Hubert Harris            Sale                                  3,000          gift to charity
13/12/99          Hubert Harris            Sale                                  2,000          gift to charity
10/12/99          Robert Graham            Purchase                             50,000     Gift to a charity of
                                                                                         which he is a director
10/12/99          Robert Graham            Sale                                295,000          gift to charity
09/12/99          Hubert Harris exercise   Purchase                             50,000                       94
                  of options and sale of
                  shares
09/12/99          Hubert Harris exercise   Sale                                 50,000                      657
                  of options and sale of
                  shares
09/12/99          Sir John Banham          Purchase                              1,000                      651
30/06/00          Gary Crum                Sale                                 10,000                     1046
03/08/00          Charles Bauer            Sale                              2,286,000          gift to charity
09/08/00          Robert Graham            Sale                                100,000                  1194.16
09/08/00          Joseph Canion -- AIM     Purchase                            289,577                       25
                  options
09/08/00          Joseph Canion -- AIM     Sale                                289,577                  1194.16
                  options
09/08/00          Joseph Canion -- AIM     Purchase                             96,461                    $0.86
                  options
09/08/00          Joseph Canion -- AIM     Sale                                 96,461                  1194.16
                  options
16/08/00          Roberto de Guardiola --  Purchase                              1,293                     1290
                  deferred compensation
                  plan
16/08/00          Bevis Longstreth --      Purchase                              1,293                     1290
                  deferred compensation
                  plan
16/08/00          Joseph Canion --         Purchase                              1,293                     1290
                  deferred compensation
                  plan
31/08/00          Robert Graham            Sale                                 50,000          gift to charity

                                                                            Number of             Price per
                                                                             AMVESCAP              share in
Date                          Party                 Transaction                Shares                 pence
AMVESCAP Share Option Trust
19/04/00                      Executive Share       Sale                       20,000                795.00
                              Option Schemes
19/04/00                      Executive Share       Sale                       40,000                817.00
                              Option Schemes
19/04/00                      purchase of shares    Purchase                   32,471                794.08
20/04/00                      Executive Share       Sale                       20,000                812.00
                              Option Schemes
20/04/00                      Executive Share       Sale                       20,000                812.00
                              Option Schemes
20/04/00                      Executive Share       Sale                       20,000                818.00
                              Option Schemes
25/04/00                      Executive Share       Sale                       25,000                830.00
                              Option Schemes
25/04/00                      Executive Share       Sale                       25,000                850.00
                              Option Schemes
26/04/00                      Executive Share       Sale                       25,000                898.50
                              Option Schemes
26/04/00                      Executive Share       Sale                        3,000                894.00
                              Option Schemes
28/04/00                      Executive Share       Sale                       85,000                920.00
                              Option Schemes
28/04/00                      Executive Share       Sale                       35,000                920.00
                              Option Schemes
28/04/00                      Executive Share       Sale                       20,000                920.00
                              Option Schemes
28/04/00                      Executive Share       Sale                       20,000                920.00
                              Option Schemes
28/04/00                      Executive Share       Sale                       30,000                886.00
                              Option Schemes
02/05/00                      Executive Share       Sale                      195,000                957.92
                              Option Schemes
02/05/00                      Executive Share       Sale                       30,000                965.00
                              Option Schemes
02/05/00                      Executive Share       Sale                       20,000                965.00
                              Option Schemes
02/05/00                      Executive Share       Sale                       25,000                957.00
                              Option Schemes
02/05/00                      Executive Share       Sale                       40,000                958.00
                              Option Schemes
02/05/00                      Executive Share       Sale                       40,000                958.00
                              Option Schemes
03/05/00                      Executive Share       Sale                       46,980                942.00
                              Option Schemes
05/05/00                      Executive Share       Sale                       25,000                950.00
                              Option Schemes
24/05/00                      purchase of shares    Purchase                  538,068                799.94
30/05/00                      Executive Share       Sale                       29,128                822.00
                              Option Schemes
30/05/00                      Executive Share       Sale                      100,000                822.00
                              Option Schemes
06/06/00                      Executive Share       Sale                      195,000                891.00
                              Option Schemes
08/06/00                      Executive Share       Sale                       50,000                920.02
                              Option Schemes

                                                                            Number of             Price per
                                                                             AMVESCAP              share in
Date                          Party                 Transaction                Shares                 pence
09/06/00                      Executive Share       Sale                       20,000                910.00
                              Option Schemes
15/06/00                      Executive Share       Sale                       25,000                962.00
                              Option Schemes
19/06/00                      Executive Share       Sale                       25,000                977.00
                              Option Schemes
19/06/00                      purchase of shares    Purchase                1,700,000                978.79
21/06/00                      Executive Share       Sale                       50,000                983.00
                              Option Schemes by
                              Hubert-Harris
22/06/00                      Executive Share       Sale                       50,000                979.00
                              Option Schemes
22/06/00                      Executive Share       Sale                       25,000                995.00
                              Option Schemes
22/06/00                      Executive Share       Sale                       50,000                994.00
                              Option Schemes
22/06/00                      Executive Share       Sale                       50,000                994.00
                              Option Schemes
26/06/00                      Executive Share       Sale                        5,863                  n/a*
                              Option Schemes
27/06/00                      Executive Share       Sale                       20,000              1,033.00
                              Option Schemes
27/06/00                      Executive Share       Sale                       30,000              1,035.00
                              Option Schemes
27/06/00                      Executive Share       Sale                       50,000              1,036.00
                              Option Schemes
26/06/00                      Stephen West
28/06/00                      Executive Share       Sale                       25,000              1,030.50
                              Option Schemes
28/06/00                      Executive Share       Sale                       20,000              1,030.50
                              Option Schemes
28/06/00                      Executive Share       Sale                      200,000              1,012.00
                              Option Schemes
28/06/00                      Executive Share       Sale                        5,863                  n/a*
                              Option Schemes
29/06/00                      Executive Share       Sale                      150,000                  n/a*
                              Option Schemes
30/06/00                      Executive Share       Sale                       50,000              1,028.00
                              Option Schemes
30/06/00                      Executive Share       Sale                       25,000              1,045.00
                              Option Schemes
30/06/00                      Executive Share       Sale                       20,000              1,035.00
                              Option Schemes
03/08/00                      Executive Share       Sale                       15,000              1,193.00
                              Option Schemes
03/08/00                      Executive Share       Sale                       10,000              1,193.00
                              Option Schemes
07/08/00                      Executive Share       Sale                      100,000              1,164.00
                              Option Schemes
08/08/00                      Executive Share       Sale                       32,500                  n/a*
                              Option Schemes
08/08/00                      Executive Share       Sale                       60,000                  n/a*
                              Option Schemes
08/08/00                      Executive Share       Sale                       15,000                  n/a*
                              Option Schemes
08/08/00                      Executive Share       Sale                       15,000              1,168.00
                              Option Schemes

                                                                            Number of             Price per
                                                                             AMVESCAP              share in
Date                          Party                 Transaction                Shares                 pence
08/08/00                      Executive Share       Sale                       60,000              1,168.00
                              Option Schemes
09/08/00                      Executive Share       Sale                       25,000              1,180.00
                              Option Schemes
10/08/00                      Executive Share       Sale                      100,000              1,260.00
                              Option Schemes
10/08/00                      Executive Share       Sale                       25,000              1,260.00
                              Option Schemes
11/08/00                      Executive Share       Sale                       25,000              1,271.00
                              Option Schemes by
                              Hubert Harris
15/08/00                      Executive Share       Sale                       40,000              1,280.00
                              Option Schemes
15/08/00                      Executive Share       Sale                       35,000              1,280.00
                              Option Schemes
15/08/00                      Executive Share       Sale                       30,000              1,280.00
                              Option Schemes
15/08/00                      Executive Share       Sale                        8,000              1,280.00
                              Option Schemes
16/08/00                      Executive Share       Sale                      200,000              1,289.00
                              Option Schemes
16/08/00                      Executive Share       Sale                       17,664              1,289.00
                              Option Schemes
17/08/00                      Executive Share       Sale                      100,000              1,289.00
                              Option Schemes
18/08/00                      Executive Share       Sale                      200,000              1,257.00
                              Option Schemes
18/08/00                      Executive Share       Sale                      173,000              1,257.00
                              Option Schemes
18/08/00                      Executive Share       Sale                       35,000              1,257.00
                              Option Schemes
18/08/00                      Executive Share       Sale                       25,000              1,290.00
                              Option Schemes
21/08/00                      Executive Share       Sale                       50,000              1,285.00
                              Option Schemes
21/08/00                      Executive Share       Sale                       30,000              1,280.00
                              Option Schemes
22/08/00                      Executive Share       Sale                       17,000              1,300.00
                              Option Schemes
25/08/00                      Executive Share       Sale                       15,000              1,360.00
                              Option Schemes
31/08/00                      Executive Share       Sale                       20,000              1,400.00
                              Option Schemes
31/08/00                      Executive Share       Sale                       20,000              1,448.00
                              Option Schemes
31/08/00                      Executive Share       Sale                       10,000              1,447.00
                              Option Schemes
01/09/00                      Executive Share       Sale                      100,000              1,550.00
                              Option Schemes
01/09/00                      Executive Share       Sale                       33,825              1,550.00
                              Option Schemes
01/09/00                      Executive Share       Sale                       54,396              1,550.00
                              Option Schemes
01/09/00                      Executive Share       Sale                       17,589              1,625.00
                              Option Schemes
01/09/00                      Executive Share       Sale                       25,000              1,603.00
                              Option Schemes

                                                                            Number of             Price per
                                                                             AMVESCAP              share in
Date                          Party                 Transaction                Shares                 pence
01/09/00                      Executive Share       Sale                        7,000              1,530.00
                              Option Schemes
01/09/00                      Executive Share       Sale                       10,000              1,518.00
                              Option Schemes
05/09/00                      Executive Share       Sale                       50,000              1,454.00
                              Option Schemes
06/09/00                      Executive Share       Sale                      160,000                  n/a*
                              Option Schemes
06/09/00                      Executive Share       Sale                       50,000              1,426.00
                              Option Schemes
08/09/00                      Executive Share       Sale                      162,731              1,385.02
                              Option Schemes
12/09/00                      Executive Share       Sale                       95,800              1,375.00
                              Option Schemes
12/09/00                      Executive Share       Sale                       20,000              1,372.00
                              Option Schemes
22/09/00                      Executive Share       Sale                       50,000              1,360.00
                              Option Schemes
28/09/00                      Executive Share       Sale                       20,000              1,445.00
                              Option Schemes
29/09/00                      Executive Share       Sale                      200,000              1,450.52
                              Option Schemes
29/09/00                      Executive Share       Sale                       50,000              1,461.00
                              Option Schemes
02/10/00                      Executive Share       Sale                       10,000              1,508.00
                              Option Schemes
02/10/00                      Executive Share       Sale                        7,500              1,508.00
                              Option Schemes
19/10/00                      Executive Share       Sale                       47,600              1,280.00
                              Option Schemes
23/10/00                      Executive Share       Sale                        5,000              1,444.00
                              Option Schemes
23/10/00                      Executive Share       Sale                        5,000              1,444.00
                              Option Schemes
25/10/00                      Executive Share       Sale                       50,000              1,470.00
                              Option Schemes
25/10/00                      Executive Share       Sale                      150,000              1,446.00
                              Option Schemes
26/10/00                      Executive Share       Sale                       38,869              1,485.00
                              Option Schemes
01/11/00                      Executive Share       Sale                      206,000            1,623(max)
                              Option Schemes                                                     1,598(min)
07/08/99 --                   Executive Share       Purchase                1,659,488           514.97(max)
                              Option Schemes
06/11/99                                                                                      462.2479(min)
07/08/99 -- 06/11/99          Executive Share       Sale                      162,765              535(max)
                              Option Schemes                                                       480(min)
07/11/99 -- 07/02/00          Executive Share       Sale                    5,952,738              755(max)
                              Option Schemes                                                       480(min)

*        shares purchased by optionholder at price option exercised.

         Global Stock Plan

                                                                                Number of            Price per
                                                                                 AMVESCAP              Share in
Date                          Party                         Transaction            Shares                 pence
07/08/99 -- 06/11/99          Global Stock Plan -- ord      Purchase               77,414                   495
                              shares
07/08/99 -- 06/11/99          Global Stock Plan -- ord      Sale                  200 adr                $41.11
                              shares
07/11/99 -- 07/02/00          Global Stock Plan -- ord      Purchase            1,711,428             718 (max)
                              shares                                                                   650(min)
07/11/99 -- 07/02/00          Global Stock Plan -- ord      Sale                   63,125                 589.1
                              shares
08/02/99 -- 07/04/00          Global Stock Plan -- ord      Purchase               81,098          702.26 (max)
                              shares                                                                   700(min)
12/06/00                      Global Stock Plan -- ord      Sale                   75,122                   914
                              shares
16/06/00                      Global Stock Plan -- ord      Purchase               53,600                   965
                              shares
19/06/00                      Global Stock Plan -- ord      Purchase              800,000               978.787
                              shares
1/11/00                       Global Stock Plan -- adr      Sale                    2,936                $11.08
12/09/00                      Global Stock Plan -- adr      Sale                    5,291                $98.35
15/09/00                      Global Stock Plan             Purchase              500,000               1371.81
21/09/00                      Global Stock Plan -- ord      Purchase              117,775               1376.82
                              shares
22/09/00                      Global Stock Plan -- ord      Purchase              233,700               1367.16
                              shares
26/09/00                      Global Stock Plan -- ord      Sale                   32,925
                              shares
                                                           shares transferred to beneficiaries of the plan
27/09/00                      Global Stock Plan -- adr      Sale                    3,133               $106.64
26/09/00                      Global Stock Plan -- adr      Sale                    3,000               $104.33
21/08/00                      Global Stock Plan -- adr      Sale                    1,355                $97.48


Employee Share Ownership Plan

                                                                                Number of             Price per
                                                                                 AMVESCAP              Share in
Date                          Party                         Transaction            Shares                 pence
07/11/99 -- 07/02/00          ESOP                          Purchase              100 adr                  (US)
                                                                                                         $57.75
07/11/99 -- 07/02/00          ESOP                          Sale                   83,518        distributed to
                                                                                                   participants
08/02/00 -- 07/04/00          ESOP                          Purchase              421,436           872.53(max)
                                                                                                    864.65(min)

(iii) During the disclosure period, none of the directors of Perpetual and their immediate families and connected persons (within the meaning of section 346 of the Companies Act) dealt for value in AMVESCAP Shares.

(iv) During the disclosure period, persons who are or are deemed to be acting in concert with AMVESCAP for the purposes of the Offer dealt for value in the following AMVESCAP Shares:---

         AMVESCAP -- INVESCO PRIVATE PORTFOLIO MANAGEMENT LIMITED

                                                                                Number of         Price per
                                                                                 AMVESCAP          Share in
Party                         Date                          Transaction            Shares             pence
IPPML                         09/08/99                      Purchase                 1000               515
IPPML                         13/12/99                      Purchase                 1000               693
IPPML                         28/06/99                      Purchase                 5000               552
IPPML                         04/02/00                      Sale                     5000               711
IPPML                         16/10/00                      Sale                     8000              1480
IPPML                         11/10/00                      Purchase                  725           1369.75
IPPML                         06/12/99                      Purchase                  525            658.75
IPPML                         06/12/99                      Sale                     2275             657.5
IPPML                         06/12/99                      Purchase                 1750            658.75
IPPML                         03/02/00                      Purchase                74763            697.43
IPPML                         14/02/00                      Purchase                  300               699
IPPML                         10/05/99                      Purchase                 1133             599.5
IPPML                         10/05/99                      Purchase                  867             599.5
IPPML                         16/03/00                      Sale                      291               780
IPPML                         18/10/99                      Purchase                 1200             439.5
IPPML                         01/09/99                      Sale                     1200               532
IPPML                         02/05/00                      Sale                      400               957
IPPML                         07/06/99                      Purchase                 1750             558.5
IPPML                         19/06/00                      Sale                     1750             97.40
IPPML                         15/06/99                      Purchase                 1259               542
IPPML                         11/06/99                      Purchase                  624               547
IPPML                         10/06/99                      Purchase                 2000             537.5
IPPML                         22/12/99                      Sale                     2000            717.75
IPPML                         05/01/00                      Purchase                 2000            645.75
IPPML                         05/01/00                      Purchase                 1000               628
IPPML                         07/02/00                      Sale                     3000               714
IPPML                         04/06/99                      Purchase                  632               565
IPPML                         31/08/00                      Sale                      632              1381
IPPML                         18/10/99                      Purchase                 6600             439.5
IPPML                         18/10/99                      Purchase                 4200             439.5
IPPML                         31/03/00                      Purchase                 2500               855
IPPML                         19/07/00                      Purchase                 1300            1136.5
IPPML                         18/10/00                      Purchase                  800            1277.5
IPPML                         18/10/00                      Purchase                  342           1295.25
IPPML                         10/06/99                      Purchase                 3000               545
IPPML                         30/06/99                      Purchase                 2000               559
IPPML                         16/02/00                      Sale                     3000             702.5
IPPML                         18/02/00                      Sale                     2000             727.5
IPPML                         17/04/00                      Purchase                 2000            738.75
IPPML                         26/04/00                      Sale                     2000             903.5
IPPML                         24/10/00                      Purchase                  100           1440.75
IPPML                         24/10/00                      Purchase                  380           1440.25
IPPML                         24/10/00                      Purchase                  220           1440.25
IPPML                         31/03/00                      Purchase                 7500            854.25
IPPML                         31/03/00                      Purchase                  800             854.5
IPPML                         07/08/00                      Purchase                  425           1163.25
IPPML                         12/11/99                      Sale                      392             548.5
IPPML                         08/02/00                      Purchase                 7000             717.5
IPPML                         17/03/00                      Sale                      227                79
IPPML                         19/10/00                      Purchase                  250           1324.75

                                                                             Number of         Price per         Minimum
                                                                              AMVESCAP          Share in        price in
Party                                    Date            Transaction            Shares             pence           pence
Smith Barney Fund Management LLC         01/08/00               Sale             2,605           1165.60         1185.60

                                         MONTHLY
Smith Barney Fund Management LLC         08/03/00 --            Sale             8,818            862.50          862.50
                                         07/04/00
Salomon Brothers                         08/03/00 --            Sale            78,275            789.30          789.30
Kapitalanlagegesellschaft mbh            07/04/00
Salomon Brothers                         08/02/00 --        Purchase            78,275            759.60          759.60
Kapitalanlagegesellschaft mbh            07/03/00

                                         QUARTERLY
Smith Barney Fund Management LLC         08/09/99 --            Sale            39,400            646.30          609.20
                                         07/12/99
Citibank N.A.                            08/12/99 --            Sale           186,000            748.00          692.50
                                         07/02/00
Citibank N.A.                            08/06/99 --        Purchase             6,000            575.00          575.00
                                         07/09/99

(v) During the Offer Period, the following dealings for value in AMVESCAP Shares by associates of Perpetual have taken place:-

         (a)

                                                                                                              Price per
                                                                                            Number of        Share (US$
                                                                                             AMVESCAP     unless stated
Party                                        Date               Transaction                    Shares        otherwise)
Merrill Lynch Pierce Fenner Smith Inc.       11/05/00           Sale                           20,000             12.53
Merrill Lynch Pierce Fenner Smith Inc.       16/05/00           Sale                              700             12.50
Merrill Lynch Pierce Fenner Smith Inc.       02/06/00           Sale                           10,000             13.11
Merrill Lynch Pierce Fenner Smith Inc.       08/06/00           Sale                            4,931             13.81
Merrill Lynch Investment Managers            20/06/00           Purchase                       10,000             14.72
Merrill Lynch Investment Managers            20/06/00           Purchase                       24,000       (pound)9.76
Merrill Lynch Pierce Fenner Smith Inc.       26/06/00           Purchase                        3,000             15.12
Merrill Lynch Pierce Fenner Smith Inc.       26/06/00           Purchase                       12,000             15.00
Merrill Lynch Pierce Fenner Smith Inc.       26/06/00           Sale                           15,000             15.20
Merrill Lynch Pierce Fenner Smith Inc.       29/06/00           Purchase                        2,340             15.38
Merrill Lynch Pierce Fenner Smith Inc.       30/06/00           Sale                            2,340             15.58
Merrill Lynch Investment Managers            30/06/00           Purchase                        3,891             16.05
Merrill Lynch Pierce Fenner Smith Inc.       14/07/00           Purchase                            1             17.00
Merrill Lynch Pierce Fenner Smith Inc.       17/07/00           Purchase                       15,000             17.98
Merrill Lynch Pierce Fenner Smith Inc.       17/07/00           Sale                           15,000             18.08
Merrill Lynch Investment Managers            28/07/00           Purchase                       41,659             16.63
Merrill Lynch Pierce Fenner Smith Inc.       11/08/00           Sale                           44,000             18.88
Merrill Lynch Pierce Fenner Smith Inc.       14/08/00           Sale                              343             19.40
Merrill Lynch Investment Managers            15/08/00           Purchase                          900             19.25
Merrill Lynch Investment Managers            17/08/00           Sale                            7,580      (pound)12.78
Merrill Lynch Pierce Fenner Smith Inc.       18/08/00           Sale                           25,000             19.28
Merrill Lynch Investment Managers            23/08/00           Purchase                          316             19.68
Merrill Lynch Pierce Fenner Smith Inc.       25/08/00           Sale                            4,500             19.75
Merrill Lynch Pierce Fenner Smith Inc.       29/08/00           Sale                              295             19.95
Merrill Lynch Pierce Fenner Smith Inc.       05/09/00           Sale                              499             22.00

                                                                                                              Price per
                                                                                            Number of        Share (US$
                                                                                             AMVESCAP     unless stated
Party                                        Date               Transaction                    Shares        otherwise)
Merrill Lynch Pierce Fenner Smith Inc.       06/09/00           Purchase                          289             21.04
Merrill Lynch Pierce Fenner Smith Inc.       12/09/00           Sale                            8,000             19.38
Merrill Lynch Pierce Fenner Smith Inc.       15/09/00           Sale                              300             19.82
Merrill Lynch Investment Managers            21/09/00           Sale                           20,830             19.59
Merrill Lynch Pierce Fenner Smith Inc.       25/09/00           Sale                            1,900              20.4
Merrill Lynch Pierce Fenner Smith Inc.       26/09/00           Purchase                        5,000             20.25
Merrill Lynch Pierce Fenner Smith Inc.       27/09/00           Sale                            5,000             20.89
Merrill Lynch Pierce Fenner Smith Inc.       27/09/00           Purchase                       50,000             20.88
Merrill Lynch Pierce Fenner Smith Inc.       27/09/00           Purchase                        2,000             20.75
Merrill Lynch Pierce Fenner Smith Inc.       27/09/00           Purchase                       15,000             20.88
Merrill Lynch Pierce Fenner Smith Inc.       27/09/00           Sale                           65,000             20.95
Merrill Lynch Pierce Fenner Smith Inc.       28/09/00           Sale                            2,000             21.08
Merrill Lynch Pierce Fenner Smith Inc.       02/10/00           Purchase                        1,000             21.75
Merrill Lynch Pierce Fenner Smith Inc.       03/10/00           Sale                            1,000             21.51
Merrill Lynch Pierce Fenner Smith Inc.       04/10/00           Purchase                            9             21.00
Merrill Lynch Pierce Fenner Smith Inc.       09/10/00           Sale                              129             21.35
Merrill Lynch Pierce Fenner Smith Inc.       11/10/00           Sale                           10,000             19.99
Merrill Lynch Pierce Fenner Smith Inc.       17/10/00           Purchase                           63             19.63

         (b)


                                                                                               Number of
                                                                                                AMVESCAP
Party                                                    Date            Transaction              Shares   Price in(pound)
Perpetual Unit Trust Management (Nominees) Limited       08/05/00        Purchase                    225              8.78
Perpetual Unit Trust Management (Nominees) Limited       08/05/00        Sale                        192              8.78
Perpetual Unit Trust Management (Nominees) Limited       09/05/00        Sale                          5              8.85
Perpetual Unit Trust Management (Nominees) Limited       09/05/00        Sale                          6              8.85

                                                                                               Number of
                                                                                                AMVESCAP
Party                                                    Date            Transaction              Shares   Price in(pound)
Perpetual Unit Trust Management (Nominees) Limited       09/05/00        Sale                         29              8.85
Perpetual Unit Trust Management (Nominees) Limited       26/07/00        Purchase                     60             11.13
Perpetual Unit Trust Management (Nominees) Limited       03/08/00        Sale                         57             11.13
Perpetual Unit Trust Management (Nominees) Limited       03/08/00        Sale                        100             11.82
Perpetual Unit Trust Management (Nominees) Limited       16/08/00        Purchase                    641             12.88
Perpetual Unit Trust Management (Nominees) Limited       16/08/00        Purchase                    280             12.90
Perpetual Unit Trust Management (Nominees) Limited       16/08/00        Sale                        279             12.90
Perpetual Unit Trust Management (Nominees) Limited       16/08/00        Sale                        641             12.88
Perpetual Unit Trust Management (Nominees) Limited       18/08/00        Purchase                    350             12.99
Perpetual Unit Trust Management (Nominees) Limited       18/08/00        Purchase                    200             12.99
Perpetual Unit Trust Management (Nominees) Limited       18/08/00        Sale                        186             12.99
Perpetual Unit Trust Management (Nominees) Limited       18/08/00        Sale                        320             12.99
Perpetual Unit Trust Management (Nominees) Limited       12/09/00        Purchase                    253             13.77
Perpetual Unit Trust Management (Nominees) Limited       12/09/00        Sale                        255             13.77
Perpetual Unit Trust Management (Nominees) Limited       04/10/00        Purchase                    171             15.32
Perpetual Unit Trust Management (Nominees) Limited       04/10/00        Sale                        175             15.32
Perpetual Unit Trust Management (Nominees) Limited       10/10/00        Sale                          1             14.32
Perpetual Unit Trust Management (Nominees) Limited       10/10/00        Sale                          2             14.32

                                                                                               Number of
                                                                                                AMVESCAP
Party                                                    Date            Transaction              Shares   Price in(pound)
Perpetual Unit Trust Management (Nominees) Limited       10/10/00        Sale                          3          14.32
Perpetual Unit Trust Management (Nominees) Limited       11/10/00        Purchase                     75          13.69
Perpetual Unit Trust Management (Nominees) Limited       11/10/00        Sale                         72          13.69

         (c)

                                                                                               Number of      Price per
Party                                                    Date            Transaction               ADRs*      ADR (US$)
Merrill Lynch Pierce Fenner Smith Inc.                   07/08/00        Sale                     10,000          87.94
Merrill Lynch Pierce Fenner Smith Inc.                   07/08/00        Sale                      4,000          88.38
Merrill Lynch Pierce Fenner Smith Inc.                   07/08/00        Sale                        100          88.38
Merrill Lynch Pierce Fenner Smith Inc.                   07/08/00        Sale                      1,800          88.38
Merrill Lynch Pierce Fenner Smith Inc.                   07/08/00        Sale                      2,900          88.38
Merrill Lynch Pierce Fenner Smith Inc.                   07/08/00        Purchase                 10,000          87.94
Merrill Lynch Pierce Fenner Smith Inc.                   08/08/00        Purchase                  2,800          87.97
Merrill Lynch Pierce Fenner Smith Inc.                   08/08/00        Sale                        100          90.00
Merrill Lynch Pierce Fenner Smith Inc.                   08/08/00        Sale                      1,100          90.00
Merrill Lynch Pierce Fenner Smith Inc.                   08/08/00        Sale                        400          90.13
Merrill Lynch Pierce Fenner Smith Inc.                   08/08/00        Sale                        500          90.00
Merrill Lynch Pierce Fenner Smith Inc.                   08/08/00        Sale                        100          90.00
Merrill Lynch Pierce Fenner Smith Inc.                   09/08/00        Purchase                  8,200          89.06
Merrill Lynch Pierce Fenner Smith Inc.                   24/08/00        Sale                        500         100.63
Merrill Lynch Pierce Fenner Smith Inc.                   24/08/00        Purchase                    200         100.63
Merrill Lynch Pierce Fenner Smith Inc.                   24/08/00        Purchase                    300         100.63
Merrill Lynch Pierce Fenner Smith Inc.                   25/08/00        Purchase                    900          98.75
Merrill Lynch Pierce Fenner Smith Inc.                   25/08/00        Sale                      2,500         109.00
Merrill Lynch Pierce Fenner Smith Inc.                   29/08/00        Sale                      1,000         100.88
Merrill Lynch Pierce Fenner Smith Inc.                   29/08/00        Sale                      5,000         101.56
Merrill Lynch Pierce Fenner Smith Inc.                   29/08/00        Purchase                  2,600         100.88

                                                                                               Number of      Price per
Party                                                    Date            Transaction               ADRs*      ADR (US$)
Merrill Lynch Pierce Fenner Smith Inc.                   29/08/00        Purchase                  5,000         101.31
Merrill Lynch Pierce Fenner Smith Inc.                   30/08/00        Sale                      3,000         100.88
Merrill Lynch Pierce Fenner Smith Inc.                   30/08/00        Purchase                  1,000         100.56
Merrill Lynch Pierce Fenner Smith Inc.                   30/08/00        Purchase                  2,000         101.00
Merrill Lynch Pierce Fenner Smith Inc.                   12/09/00        Sale                      1,000          98.50
Merrill Lynch Pierce Fenner Smith Inc.                   12/09/00        Purchase                  1,000          98.50
Merrill Lynch Pierce Fenner Smith Inc.                   27/09/00        Sale                      1,800         106.38
Merrill Lynch Pierce Fenner Smith Inc.                   27/09/00        Purchase                    900         106.38
Merrill Lynch Pierce Fenner Smith Inc.                   27/09/00        Purchase                    900         106.38

* Each ADR represents 5 AMVESCAP shares.

(e)      GENERAL

         (i) Save as disclosed in this paragraph 3, neither Perpetual nor any of the directors of Perpetual nor any member of their immediate families or connected persons owned, or controlled or (in the case of directors of Perpetual and their immediate families or connected persons) was interested in any relevant securities as at 1 November 2000 (being the latest practicable date prior to posting of this document), nor has any such person dealt for value therein during the disclosure period.

         (ii) Save as disclosed in this paragraph 3, neither AMVESCAP, nor any of the directors of AMVESCAP, nor any member of their immediate families or connected persons, nor any person acting in concert with AMVESCAP, nor any person who has irrevocably undertaken to accept the Offer, nor any person with whom AMVESCAP or any person acting in concert with AMVESCAP has an arrangement of the kind referred to in paragraph (iv) below owned or controlled or (in the case of directors of AMVESCAP and their immediate families or connected persons) was interested in any relevant securities as at 1 November 2000 (being the latest practicable date prior to posting of this document) nor has any such person dealt for value therein during the disclosure period.

         (iii) Save as disclosed in this paragraph 3, none of the directors of Perpetual nor any member of their immediate families was interested in any relevant securities as at 1 November 2000 (being the latest practicable date prior to posting of this document) nor has any such person dealt for value therein during the disclosure period and no bank, stockbroker, financial or other professional adviser (other than an exempt market-maker) to Perpetual (nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser) nor any subsidiary of Perpetual nor any pension fund of Perpetual or of any of its subsidiaries, owned or controlled any relevant securities as at 1 November 2000 (being the latest practicable date prior to posting of this document) nor has any such person dealt for value therein during the Offer Period.

         (iv) Neither AMVESCAP nor any of its associates nor any person acting in concert with AMVESCAP nor Perpetual nor any of its associates has any arrangement in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

         (v)      References in this paragraph 3 to:-

                  (A)      an "associate" are to:-

                           (1) subsidiaries and associated companies of AMVESCAP or Perpetual and companies of which any such subsidiaries or associated companies are associated companies;

                           (2) banks, financial and other professional advisers (including stockbrokers) to AMVESCAP or Perpetual or a company covered in paragraph (1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

                           (3) the directors of AMVESCAP or Perpetual and the directors of any company covered in paragraph (1) above (together in each case with their close relatives and related trusts);

                           (4) the pension funds of AMVESCAP or Perpetual or any company covered in paragraph (1) above; and

                           (5) (in relation to AMVESCAP or Perpetual) an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (v)(A)) manages on a discretionary basis, in respect of the relevant investment accounts;

                  (B) a "bank" does not apply to a bank whose sole relationship with AMVESCAP or Perpetual or a company covered in paragraph (A)(1) above is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work; and

                  (C) "relevant securities" mean existing Perpetual Shares and AMVESCAP Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect thereof and derivatives referenced thereto.

         (vi) For the purposes of this paragraph 3, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or an aggregate holding, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives de facto control.

4.       MARKET QUOTATIONS

The following table shows the middle market quotations for AMVESCAP Shares and Perpetual Shares, as derived from the London Stock Exchange Daily Official List, on the first dealing day of each month from June 2000 to November 2000 inclusive, on 5 May 2000 (being the last dealing day prior to the commencement of the Offer Period) and on 1 November 2000 (being the last available date prior to the posting of this document):-

     Date                                 Middle Market Quotation           Middle Market Quotation
                                              AMVESCAP Shares                  Perpetual Shares
     1 November 2000                             1655.0p                            4155p
     2 October 2000                              1500.0p                            4035p
     1 September 2000                            1500.0p                            4125p
     1 August 2000                               1160.0p                            3810p
     3 July 2000                                 1080.0p                            3850p
     1 June 2000                                  880.0p                            3850p
     5 May 2000                                   950.0p                            3590p

5.       SERVICE AGREEMENTS

There are no service agreements in force between any director or proposed director of Perpetual and Perpetual or any of its subsidiaries which have more than 12 months to run and no such contract has been entered into or amended within the six months preceding the date of this document.

6.       MATERIAL CONTRACTS

(a) The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by AMVESCAP or any of its subsidiaries since 8 May 1998 (being the date two years before the commencement of the Offer Period) and are or may be material:-

         (i) AMVESCAP completed its acquisition of the Trimark Financial Corporation ("Trimark") (a Canadian company) on 1 August 2000. At the date of its acquisition by AMVESCAP, Trimark had funds under management of $16.7 billion. The consideration for this acquisition amounted to approximately (pound)1.2 billion, including transaction costs, and was satisfied by (pound)332 million in cash, the issue of 26.4 million AMVESCAP Shares or shares exchangeable for AMVESCAP Shares and (pound)576 million in equity subordinated debentures (the "Debentures").

                  Pursuant to AMVESCAP's acquisition of Trimark, AMVESCAP entered into the following documents:--

                  (A) a merger agreement dated 1 August 2000, governed by Canadian law (the "Merger Agreement"). The merger was implemented under a plan of arrangement under the Business Corporations Act (Ontario) as amended, which provided that the Trimark shareholders could elect (subject to certain limitations) to receive exchangeable shares in the capital of AMVESCAP Inc. (Nova Scotia) "AMVESCAP Inc.," ("Exchangeable Shares"). AMVESCAP Shares, debentures or cash or a combination thereof in exchange for their Trimark shares. The plan also provided that any Trimark option which was not exercised on or before 1 August 2000 became an option (exercisable at the original exercise price (or, in certain very limited circumstances at an increased price) of such options in Trimark) to purchase such number of AMVESCAP Shares as was equal to the exchange ratio defined therein multiplied by the number of Trimark shares subject to such Trimark option.

                  (B) a support agreement (the "Support Agreement") dated 1 August 2000 entered into between AMVESCAP, AVZ Callco Inc. (Nova Scotia), a wholly owned subsidiary of AMVESCAP, and AMVESCAP Inc., where AMVESCAP agreed to ensure that AMVESCAP Inc. and AVZ Callco Inc. could satisfy their respective obligations in respect of the Exchangeable Shares.

                           The Support Agreement also states that if AMVESCAP is subject to a takeover offer, it must use all reasonable efforts to enable the holders of the Exchangeable Shares to participate on economically equivalent terms. Further, the Support Agreement contains an anti-dilution covenant on the part of AMVESCAP which prevents AMVESCAP from issuing AMVESCAP Shares, convertible shares or options to AMVESCAP Shareholders; distributing property to AMVESCAP Shareholders; or altering its share capital structure, in each case without either (a) the approval of the holders of the Exchangeable Shares or
                           (b) economically equivalent arrangements being put in place in favour of the holders of the Exchangeable Shares. The measure of economic equivalence will be determined by the board of directors of AMVESCAP Inc. who are appointed by AMVESCAP.

                  (C) a voting and exchange trust agreement dated 1 August 2000 entered into between AMVESCAP, AMVESCAP Inc. and the CIBC Mellon Trust Company (the "Trustee"). Under this agreement the Trustee will be able to vote in person or by proxy on any matters put before the AMVESCAP Shareholders at an AMVESCAP general meeting. Each holder of Exchangeable Shares is entitled to instruct the Trustee to vote at any meeting at which holders of AMVESCAP Shares are entitled to vote or to attend the meeting personally and vote directly.

                           Under this agreement AMVESCAP and AMVESCAP Inc. agreed to pay the Trustee for all services rendered by it pursuant to the same. In addition, AMVESCAP and AMVESCAP Inc. are liable to indemnify the Trustee against any claims, losses, reasonable costs and expenses incurred in compliance with its duties under the Voting and Exchange Trust Agreement.

                  (D) The indenture dated 1 August 2000 (the "Indenture"), pursuant to which Debentures were issued maturing on the date that is three years from the date of the Indenture. All amounts owing under the Debentures and the Indenture are subordinated in right of payment to all other senior indebtedness of AMVESCAP Inc. The Debentures bear interest from 1 August 2000 at a rate of 6 per cent. per annum payable semi-annually in arrears at six month intervals in each year.

                           Each C$1,000 principal amount of Debentures issued is convertible at any time, subject to notice and other usual limitations as set out in the Indenture, at the option of the holder prior to maturity into a number of Exchangeable Shares calculated as of the date the holder elects to convert the Debentures. The number of Exchangeable Shares into which the Debentures are convertible is equal to the lesser of (i) the AMVESCAP share value and (ii) C$1,200 divided by the current market price for the date of notice of conversion. The Indenture provides for the adjustment of the basis of calculation upon the occurrence of certain dilutive events.

                           AMVESCAP Inc. also has the right at any time on at least 20 days and not more than 30 days prior written notice to redeem all of the Debentures for C$1,200 (plus accrued unpaid interest on such C$1,000 principal amount) (the "Redemption Amount") for each C$1,000 principal amount of Debentures. Save for certain limited circumstances, AMVESCAP Inc. has the right to elect to redeem the Debentures by issuing and delivering such number of Exchangeable Shares which results from dividing the Redemption Amount by 95 per cent. of the current market price on the date of the redemption notice. AMVESCAP Inc. also has the right to purchase Debentures without giving notice in the open market or by tender or private contract at any price, except in certain limited circumstances.

                           AMVESCAP agreed to guarantee all of the payment obligations and other obligations of AMVESCAP Inc. under the Debentures and the Indenture. All of AMVESCAP's obligations under such guarantee are subordinated in right of payment to all other senior indebtedness of AMVESCAP.

         (ii) On 2 April 1998 AMVESCAP Shareholders approved in general meeting the acquisition of the global asset management business of Liechtenstein Global Trust AG (a company domiciled in Liechtenstein) ("GT Global"), pursuant to an agreement dated 30 January 1998. The consideration of (pound)499 million was satisfied by the issuance of 42.5 million AMVESCAP Shares valued at (pound)273.8 and (pound)225.2 million in cash. This transaction was completed on 29 May 1998.

(b) Neither Perpetual nor any of its subsidiaries has entered into any contracts (not being contracts entered into in the ordinary course of business) since 8 May 1998 (being the date two years before the commencement of the Offer Period), which are or may be material.

7.       FINANCING ARRANGEMENTS

         It is estimated that full acceptance of the Offer (assuming no election of the Loan Note Alternative and full exercise of options under the Perpetual Option Schemes) would require the payment by AMVESCAP of a maximum amount of approximately (pound)309 million in cash. The cash element of the Offer is being funded out of AMVESCAP's own resources and existing committed syndicated facilities co-arranged by the Bank of America N.A. and Citibank N.A. Schroder Salomon Smith Barney are satisfied that AMVESCAP has the necessary financial resources available to satisfy full acceptance of the Offer.

8.       OTHER INFORMATION

(a) The expenses of, and incidental to, the preparation and circulation of the Offer document will be paid by AMVESCAP.

(b) Mr Roberto de Guardiola discloses, in his capacity as both a director of AMVESCAP and as a director of de Guardiola Advisors, Inc., that de Guardiola Advisors, Inc. is receiving a fee from AMVESCAP in connection with advice given to the Company in connection with the Offer.

(c) No agreement, arrangement or understanding (including any compensation arrangement) exists between AMVESCAP or any party acting in concert with AMVESCAP and any of the directors, or recent directors, shareholders or recent shareholders of Perpetual having any connection with or dependence upon the Offer.

(d) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Perpetual Shares acquired by AMVESCAP in pursuance of the Offer will be transferred to any other person, save that AMVESCAP reserves the right to transfer any such shares to any of its subsidiaries.

(e) AMVESCAP does not intend that the payment of interest on, repayment of or security for any liability (contingent or otherwise) will depend to any significant extent on the business of Perpetual.

(f) Schroder Salomon Smith Barney, which is regulated in the UK by The Securities and Futures Authority Limited, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name and its opinion in the form and context in which they appear.

(g) Merrill Lynch, which is regulated in the UK by The Securities and Futures Authority Limited, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name and its recommendation in the form and context in which they appear.

(h) Cazenove, who are regulated in the UK by The Securities and Futures Authority Limited, have given and have not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their name and their recommendation in the form and context in which they appear.

(i) De Guardiola Advisors, Inc. has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(j) Save as disclosed in this document, there has been no material change in the financial or trading position of AMVESCAP since 31 December 1999 (the date to which the last audited accounts of AMVESCAP were prepared).

(k) Save as disclosed in this document, there has been no material change in the financial or trading position of Perpetual since 30 September 1999 (the date to which the last audited accounts of Perpetual were prepared).

(l) The total emoluments receivable by the directors of AMVESCAP will not be affected as a result of the acquisition of the Perpetual Shares pursuant to the Offer or any associated transaction.

9.       DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA throughout the period during which the Offer remains open for acceptance:-

(a)      the memorandum and articles of association of AMVESCAP;

(b)      the memorandum and articles of association of Perpetual;

(c) the audited consolidated accounts of AMVESCAP for the two years ended 31 December 1999;

(d) the audited consolidated accounts of Perpetual for the two years ended 30 September 1999;

(e)      the material contracts referred to in paragraph 6 above;

(f) the letter of valuation of the Loan Notes by Schroder Salomon Smith Barney referred to in paragraph 3 of the letter from Schroder Salomon Smith Barney;

(g)      a draft (subject to modification) of the Loan Note Instrument;

(h)      the letters of consent referred to in paragraphs 8(f) -- (i) above;

(i) the irrevocable undertakings to accept the Offer referred to in paragraph 3(a)(iv) above; and

(j)      the Offer document and the Form of Acceptance.

2 November 2000

                             APPENDIX VI DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:-

"AMVESCAP" or "Company"                 AMVESCAP PLC

"AMVESCAP Shareholders"                 holders of AMVESCAP Shares

"AMVESCAP Shares"                       ordinary shares of 25p each in the capital of AMVESCAP

"Cazenove"                              Cazenove & Co.

"certificated" or "certificated form"   a share or other security which is not in uncertificated form

"City Code" or "Code"                   The City Code on Takeovers and Mergers

"Companies Act"                         the Companies Act 1985, as amended

"CREST"                                 the computerised  settlement  system to facilitate the transfer of title to shares in uncertificated form, operated by CrestCo

"CRESTCo"                               CRESTCo Limited

"CREST member"                          a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)

"CREST participant"                     a person who is, in relation to CREST, a system-participant (as defined in the Regulations)

"CREST sponsor"                         a CREST participant admitted to CREST as a CREST sponsor

"CREST sponsored member"                a CREST member admitted to CREST as a sponsored member

"Form" or "Form of Acceptance"          the form of acceptance, election and authority relating to the Offer accompanying this document

"Interim Results"                       the interim results for Perpetual for the six months ended 31 March 2000

"LIBOR"                                 London inter-bank offered rate expressed as a rate per annum for six month sterling deposits

"Loan Note Alternative"                 the alternative whereby eligible Perpetual Shareholders who validly accept the Offer may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise have been entitled under the Offer

"Loan Note Instrument"                  the AMVESCAP loan note instrument constituting the Loan Notes

"Loan Notes"                            the variable rate unsecured loan notes of AMVESCAP to be issued pursuant to the Loan Note Alternative

"London Stock Exchange"                 London Stock Exchange plc

"member account ID"                     the identification code or number attached to any member account in CREST

"Merrill Lynch"                         Merrill Lynch International

"new AMVESCAP Shares"                   the new AMVESCAP Shares proposed to be issued credited as fully paid pursuant to the Offer

"Offer"                                 the recommended offer by Schroder Salomon Smith Barney on behalf of
                                        AMVESCAP, to acquire the Perpetual Shares and including, where the context so permits, the Loan Note Alternative on the terms and subject to the conditions set out in this document, and where the context so requires, any subsequent revision, variation, extension or renewal of such Offer

"Official List"                         the Official List of the UK Listing Authority

"Panel"                                 The Panel on Takeovers and Mergers

"participant ID"                       the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant

"Perpetual"                            Perpetual plc

"Perpetual Board"                      the board of directors of Perpetual as constituted from time to time

"the Perpetual Group"                  Perpetual and its subsidiary undertakings

"Perpetual Option Holders"             holders of options under the Perpetual Share Option Schemes

"Perpetual Shareholders"               holders of Perpetual Shares

"Perpetual Share Option Schemes"       the 1985 Inland Revenue approved share option scheme and the 1987 unapproved share option scheme

"Perpetual Shares"                     the existing unconditionally allotted or issued and fully paid ordinary shares of 10p each in the capital of Perpetual and any further shares which are unconditionally allotted or issued before the date on which the Offer ceases to be open for acceptance (or such earlier date(s) as AMVESCAP may, subject to the Code, determine)

"Regulations"                          the Uncertificated Securities Regulations 1995

"Schroder Salomon Smith Barney"        Salomon Brothers International Limited trading as Schroder Salomon Smith
                                       Barney

"Securities Act"                       the United States Securities Act of 1933 (as amended)

"TFE instruction"                      a transfer from escrow instruction (as defined by the CREST Manual issued by CRESTCo)

"the AMVESCAP Group"                   AMVESCAP and its subsidiary undertakings

"TTE instruction"                      a transfer to escrow instruction (as defined by the CREST Manual issued by
                                       CRESTCo)

"UK Listing Authority"                 the Financial Services Authority in its capacity as the competent authority for listing in the UK under Part IV of the Financial Services Act 1986

"uncertificated" or                    a share or security which is for the time being recorded on the relevant
"in uncertificated form"               register of members of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the
                                       Regulations, may be transferred by means of CREST

"United Kingdom" or "UK"               the United Kingdom of Great Britain and Northern Ireland

"United States" or "US"                the United States of America, its territories and possessions, any state of the United States and the District of Columbia, and all other areas subject to its jurisdiction or any subdivisions thereof

"(pound)" or "pounds sterling"         UK pounds sterling

"p" or "pence"                         UK pence

"$"                                    United States dollars

"C$"                                   Canadian dollars

All times referred to in this document are London time.

For the purposes of this document "subsidiary", "subsidiary undertaking" and "parent undertaking" have the same meanings given to them by the Companies Act.

Terms defined in the CREST Manual shall, unless the context requires otherwise, bear the same meanings where used in this document.

Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. and Schroders is a trademark of Schroders Holdings plc and is used under licence.



                 Printed by BURRUPS, a St Ives Company B 609796
            London Paris Frankfurt Luxembourg New York Philadelphia
                         Washington DC Hong Kong Tokyo

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  AMVESCAP PLC
                                             ---------------------------
                                                  (Registrant)

Date 3RD NOVEMBER, 2000                      By /s/ MICHAEL S. PERMAN
     ------------------                        -------------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary